UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549


05065979

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

TNP Enterprises, Inc.
Exact name of registrant as specified in charter

741612
Registrant CIK Number

Form U5B (June 30, 2005)
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

~~002-89800~~ 30-368
SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Albuquerque, State of New Mexico.

TNP Enterprises, Inc.
(Registrant)

By: [signature]
Thomas G. Sategna
Vice President and Controller
(Name and Title)


SEC MAIL
PROCESSING
RECEIVED
SEP 08 2005
WASH. D.C.
209
SECTION


THE STATE OF TEXAS

DOCKET NO. 30805

ELECTRIC INVESTOR-OWNED UTILITIES

EARNINGS REPORT

OF

Texas-New Mexico Power Company

TO THE

PUBLIC UTILITY COMMISSION OF TEXAS

FOR THE

Twelve Months Ending December 31, 2004


SEC MAIL
RECEIVED
PROCESSING
SEP 0 8 2005
WASH. D.C.
209
SECTION

Check one:

This is an original submission [X]
This is a revised submission [ ]

Date of submission: May 13, 2005

GENERAL QUESTIONS

If additional space is required, please attach pages providing the requested information.

1. State the exact name of the utility.

   Texas-New Mexico Power Company

2. State the date when the utility was originally organized.

   January 1, 1935

3. Report any change in name during the most recent year and state the effective date.

   Not applicable

4. State the name, title, phone number, email address, and office address of the officer of the utility to whom correspondence should be addressed concerning this report.

   Joseph B. Hegwood, Vice President & Controller
   4100 International Plaza
   P.O. Box 2943
   Fort Worth, TX 76113
   (817) 377-5556
   jhegwood@tnpe.com

4a. State the name, title, phone number, email address, and office address of any other individual designated by the utility to answer questions regarding this report (optional).

   Bianca Stock, Supervisor - General Accounting
   4100 International Plaza
   P.O. Box 2943
   Fort Worth, TX 76113 (817) 377-5572
   bstock@tnpe.com

5. State the location of the office where the Company's accounts and records are kept.

   4100 International Plaza
   Fort Worth, TX 76109

6. State the name and address of the individual or firm, if other than a utility employee, preparing this report.

   Not applicable

7. Please indicate the filing status of the Company regarding federal income taxes, e.g., S-Corps, Corporations, Partnerships, Individuals, etc.

   Corporation - TNMP is included in the consolidated federal return filed by its parent, TNP Enterprises, Inc.

8. Please provide:
   a. The period-ending number of utility employees (total company): 604

   b. The period-ending number of Electric Points of Delivery:

Total Company:	255,912
Texas Jurisdictional:	217,544

9. Will the Company have a rate proceeding pending before this commission on the due date of this Earnings Monitoring Report?

   Yes or No ==> No

10. IF THIS IS A REVISED REPORT, provide the schedule number, line number, and column designation where each change input data appears.

   Not applicable

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Schedule I

SUMMARY OF REVENUES AND EXPENSES

Line		(1) Total Company	(2) Non-Regulated or Non-Electric or Other Adjustments*	(3) Total Electric (1)+(2)	(4) Allocation Percentage (5)/(3)	(5) Tx Jurisdictional: Wholesale and Retail	(6) Wholesale Transmission Allocation Percentage**	(7) Wholesale Transmission***	(8) Retail T&D
1	TOTAL REVENUES:								
2	Energy Delivery Revenues (Note 1)	241,533,800	$0	$241,533,800	56.79%	137,165,909	N/A	$0	$137,165,909
3	Miscellaneous Service Revenues	28,131,823	0	28,131,823	82.89%	23,317,974	N/A	16,125,090	$7,192,884
4	Revenue Sub-total	$269,665,623	$0	$269,665,623		$160,483,883		$16,125,090	$144,358,793
5									
6	Total Revenues	$269,665,623	$0	$269,665,623	59.51%	$160,483,883		$16,125,090	$144,358,793
7									
8									
9	EXPENSES:								
10									
11	Operations and Maintenance Expense (Note 2)	72,601,150	0	72,601,150	85.76%	62,265,980	6.26%	$3,898,888	$58,367,092
12	Amortization Expense (Note 3)	0	0	0	0.00%	0	10.99%	$0	$0
13	Depreciation Expense	29,691,044	0	29,691,044	79.78%	$23,686,140	0.00%	$3,924,352	$19,761,788
14	Interest on REP/CR Deposits	0	0	0	0.00%	$0	0.00%	$0	$0
15	Taxes Other Than Income Taxes	22,884,013	0	22,884,013	92.80%	21,236,147	10.35%	$2,197,941	$19,038,206
16	State Income Taxes	690,739	0	690,739	0.00%	$0	0.00%	$0	$0
17	Federal Income Taxes (Note 4)	25,255,800	(10,522,678)	14,733,121	74.57%	10,985,974	9.25%	1,015,671	10,008,393
18	Deferred Expenses	0	0	0	0.00%	$0	0.00%	$0	$0
19	Nonbypassable charges (Note 5)	0	0	0	0.00%	$0	0.00%	$0	$0
20	Other Expenses (Note 6)	76,023,255	0	76,023,255	0.00%	0	0.00%	$0	$0
21	TOTAL EXPENSES (lines 11 thru 20)	$227,146,001	($10,522,678)	$216,623,322	54.55%	$118,174,241	9.34%	$11,036,852	$107,137,390
22	Extraordinary item	$0	$0	$0		$0			
23	Return (line 7 minus line 21)	42,519,623	10,522,678	$53,042,301	79.77%	$42,309,642	12.03%	$5,088,239	$37,221,403
24									
25	Non-Operating Income	822,699	0	822,699	74.67%	614,294			
26	AFUDC (Debt and Equity)	753,909	0	753,909	97.54%	735,328			

* Include supporting documentation for "other adjustments."

** No inputs are made into the revenue (top) portion of this column; revenues for wholesale transmission are directly input into the top part of column 7. See Schedule I Instructions for additional details on calculating the percentage inputs in the bottom portion of this column.

*** The revenues in this column should reflect the payments received from others for wholesale transmission service per the commission's wholesale transmission matrix. See Instructions for additional details.

Note 1: See Instructions for details regarding the reporting of revenues. Additionally, note that column 8 of this line should correspond to Schedule XI.1a, line 13, column 7.

Note 2: This amount will be carried automatically from Schedule II, line 12.

Note 3: Columns 1 through 5 for this line will be carried automatically from Supplementary Schedule I-1: Amortization Expense, line 22.

Note 4: Columns 3, 5, 7, and 8 of this line will be carried automatically from Schedule IV, line 41.

Note 5: This amount will be carried automatically from Schedule Ia, line 18, and includes only the NBP expenses included in the utility's T&D revenue requirement (i.e., not collected through a separate rider).

Note 6: This amount will be carried automatically from Supplementary Schedule I-2: Other Expenses, line 22.

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Schedule Ia

SUMMARY OF OTHER NONBYPASSABLE CHARGES
AND EXCESS MITIGATION CREDITS

Line		Texas Jurisdictional
1	OTHER NONBYPASSABLE CHARGES (not included in T&D COS)	
2	Nuclear Decommissioning Charges	$0
3	Transmission Cost Recovery Factor (TCRF)	$0
4	Competition Transition Charge (CTC)	$0
5	Municipal Franchise Fees	$0
6	System Benefit Fund	$4,070,142
7	Subtotal	$4,070,142
8		
9	Transition Charges (related to securitized costs)	$0
10	TOTAL OTHER NONBYPASSABLE CHARGES	$4,070,142
11		
12		
13	Amount of NBP charges to be reflected in Sched I revenue requirement	
14	**(actual amounts of expenses incurred during monitoring period):**	
15	Nuclear Decommissioning Charges	$0
16	Municipal Franchise Fees	$0
17	System Benefit Fund	$0
18	Total **(Note 1)**	$0
19		
20		
21	EXCESS MITIGATION CREDITS	
22	Balance of excess mitigation at **beginning** of monitoring period **(Note 2)**	$0
23	Balance of excess mitigation at **end** of monitoring period **(Note 2)**	$0
24		
25	Excess mitigation credited to customers during monitoring period	$0
26	Associated carrying charges credited during monitoring period **(Note 2)**	$0
27	Total EMC	$0

Note 1: The amount on line 18 is carried automatically to Schedule I, line 19.
Note 2: Provide supporting schedules.

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Schedule II

OPERATIONS AND MAINTENANCE EXPENSE

		(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)
Line		Total Company	Non-Regulated or Non-Electric or Other Adjustments*	Total Electric (1)+(2)	Allocation Percentage (5)/(3)	Tx Jurisdictional: Wholesale and Retail	Wholesale Transmission Allocation Percentage**	Wholesale Transmission	Retail T&D
1	Transmission Operations Expenses	$1,723,037	$0	1,723,037	73.36%	$1,263,960	100.00%	$1,263,960	$0
2	Transmission Maintenance Expenses	$731,219	$0	731,219	84.38%	$617,031	100.00%	$617,031	$0
3	Distribution Operations Expense	$10,592,073	$0	10,592,073	80.19%	$8,493,637	0.00%	$0	$8,493,637
4	Distribution Maintenance Expenses	$6,267,559	$0	6,267,559	84.03%	$5,266,800	0.00%	$0	$5,266,800
5	Customer Accounts Expense	$4,599,890	$0	4,599,890	68.47%	$3,149,519	0.00%	$0	$3,149,519
6	Customer Service and Informational Expense	$337,270	$0	337,270	90.70%	$305,913	0.00%	$0	$305,913
7	Sales Expense	$11,285	$0	11,285	100.00%	$11,285	0.00%	$0	$11,285
8	Wholesale transmission matrix payments to others	$25,338,427	$0	25,338,427	N/A	$24,796,627	N/A	N/A	$24,796,627
9	Admin. and General Operations Expenses	$23,000,390	$0	23,000,390	79.83%	$18,361,208	10.99%	$2,017,897	$16,343,311
10	Admin. and General Maintenance Expenses	$0	$0	0	0.00%	$0	0.00%	$0	$0
11									
12	TOTAL OPERATIONS AND MAINTENANCE EXP	$72,601,150	$0	$72,601,150	85.76%	$62,265,980	6.26%	$3,898,888	$58,367,092

* Include supporting documentation for "other adjustments."
** See instructions for Schedule II to calculate this column.
[X] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Schedule III

INVESTED CAPITAL AT END OF REPORTING PERIOD

Line		(1) Total Company	(2) Non-Regulated or Non-Electric or Other Adjustments*	(3) Total Electric (1)+(2)	(4) Allocation Percentage (5)/(3)	(5) Tx Jurisdictional: Wholesale and Retail	(6) Wholesale Transmission Allocation Percentage**	(7) Wholesale Transmission	(8) Retail T&D
1	Plant In Service	$845,899,965	$0	$845,899,965	82.43%	$697,299,276	15.51%	$108,166,375	$589,132,901
2	Accumulated Depreciation (Note 2)	($316,809,537)	$0	(316,809,537)	78.38%	($248,324,075)	16.86%	($41,875,514)	($206,448,561)
3									
4	*Net Plant In Service (lines 1 thru 2)*	529,090,428	0	529,090,428	84.86%	448,975,201	14.76%	$66,279,202	$382,695,999
5	Construction Work In Progress	$4,260,778	$0	4,260,778	99.42%	$4,236,106	16.17%	$684,978	$3,551,128
6	Plant Held For Future Use	$589,023	$0	589,023	82.89%	$488,220	0.00%	$0	$488,220
7	Working Cash Allowance	$9,075,144	$0	9,075,144	85.76%	$7,783,248	16.17%	$1,258,551	$6,524,696
8	Materials and Supplies	$1,504,782	$0	1,504,782	92.40%	$1,390,481	16.17%	$224,841	$1,165,640
9	Prepayments	$760,458	$0	760,458	82.00%	$623,576	16.17%	$100,832	$522,743
10	Other Invested Capital Additions (Note 1)	5,621,691	0	5,621,691	71.27%	4,006,678	0.00%	$0	$4,006,678
11	Deferred Federal Income Taxes (Note 2)	(112,853,748)	44,467,831	(68,385,917)	76.48%	(52,304,896)	16.17%	($8,457,702)	($43,847,194)
12	*Advances For Construction (Note 2)*	$0	$0	0	0.00%	$0	16.17%	$0	$0
13	Property Insurance Reserve (Note 2)	$0	$0	0	0.00%	$0	16.17%	$0	$0
14	Injuries and Damages Reserve (Note 2)	$0	$0	0	0.00%	$0	16.17%	$0	$0
15	Customer Energy Prepayments (Note 2)	($911,779)	$0	(911,779)	0.00%	$0	16.17%	$0	$0
16	Unclaimed Dividends (Note 2)	$0	$0	0	0.00%	$0	16.17%	$0	$0
17	Other Invested Capital Deductions (Note 3)	0	0	0	0.00%	0	16.17%	$0	$0
18									
19									
20	TOTAL INVESTED CAPITAL (lines 4 thru 17)	$437,136,777	$44,467,831	$481,604,608	86.21%	$415,198,613		$60,090,702	$355,107,910
21									
22	Less: CWIP and PHFU (Note 4)			$4,260,778		$4,236,106	16.17%	$684,978	$3,551,128
23	*Plus: Ending CWIP in Rate Base*			$0		$0	0.00%	$0	$0
24									
25	TOTAL INVESTED CAPITAL--ADJUSTED			$477,343,830		$410,962,507		$59,405,724	$351,556,782
26									
27	Return (Schedule I, line 22)			$53,042,301		$42,309,642		$5,088,239	$37,221,403
28	*Rate of Return (line 27 / line 25)*			11.11%		10.30%		8.57%	10.59%
29	Earned Return on Ending Equity (based on reported capital structure in Sch. V) (Line 28 will automatically calculate correctly only after Schedules I, II, III, and V are ALL completed.)			19.79%		17.21%		11.76%	18.13%

* Include supporting documentation for "other adjustments."
** See Instructions for Schedule III to calculate this column.

Note 1:
Note 2: This amount will be carried automatically from Supplementary Schedule III-1: Other Rate Base Additions, line 22.
Note 3: These items are typically DEDUCTIONS from invested capital and thus should normally be entered as NEGATIVE amounts.
Note 4: This amount will be carried automatically from Supplementary Schedule III-2: Other Rate Base Deductions, line 22.
Note 5: *In accordance* with the settlement in Docket No. 30172, which requires TNMP to utilize a hypothetical 60% debt, 40% common equity capital structure and a return on equity of 10.25% for regulatory reporting purposes, the earned return on ending equity would be 16.65% for total electric, and 14.61% for the TX jurisdiction.

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

FEDERAL INCOME TAXES

Line No.		(1) Total Electric	(2) Allocation Percentage (3)/(1)	(3) Texas Jurisdicational	(4) Wholesale Transmission	(5) Retail
1	TOTAL REVENUES (Note 1)	$269,665,623	59.51%	$160,483,883	$16,125,090	$144,358,793
2	LESS:					
3	Operations and Maintenance Expense	$72,601,150	85.76%	$62,265,980	$3,898,888	$58,367,092
4	Amortization Expense	$0	0.00%	$0	$0	$0
5	Depreciation Expense	$29,691,044	79.78%	$23,686,140	$3,924,352	$19,761,788
6	Interest on Customer Deposits	$0	0.00%	$0	$0	$0
7	Taxes Other Than Income Taxes	$22,884,013	92.80%	$21,236,147	$2,197,941	$19,038,206
8	State Income Taxes	$690,739	0.00%	$0	$0	$0
9	Deferred Expenses	$0	0.00%	$0	$0	$0
10	Other Expenses	$76,023,255	0.00%	$0	$0	$0
11	Nonbypassable charges (from Schedule I)	$0	0.00%	$0	$0	$0
12	Interest Included in Return (Note 2)	$23,055,707	86.09%	$19,849,489	$2,869,296	$16,980,193
13	ADD:					
14	Depreciation Addback - Permanent Differences	0	0.00%	0	0	0
15	Business Meals Not Deductible	39,178	85.77%	33,601	2,104	31,497
16	Other Permanent Differences	26,805	85.76%	22,989	1,439	21,550
17	LESS:					
18	Preferred Dividend Exclusion	0	0.00%	0	0	0
19	Other Permanent Differences (Attach Detail)	0	0.00%	0	0	0
20	Additional Tax Depreciation (Note 3)	140,632	79.66%	112,028	18,115	93,913
21	Amortization of Investment Tax Credits	953,093	76.96%	733,544	118,614	614,930
22						
23	OTHER:					
24	Other adj. not shown elsewhere (Notes 8 & 9)	0	0.00%	0	0	0
25						
26	TAXABLE INCOME	43,691,973		32,657,145	3,101,427	29,555,718
27	TAX RATE	35%		35%	35%	35%
28						
29	CURRENT FEDERAL INCOME TAXES (Note 4)	15,292,191	74.74%	11,430,001	1,085,500	10,344,501
30	ADD:					
31	Current Provision for Deferred Taxes (Note 5)	382,804	77.31%	295,950	47,855	248,095
32	Adjustment for Prior Flowthrough (Note 6)	151,852	69.54%	105,595	19,045	124,640
33	LESS:					
34	Amortization of Investment Tax Credits	953,093		733,544	118,614	614,930
35	Amortization of Excess Deferred Taxes					
36	a. Protected (Note 7)	140,632	79.66%	112,028	18,115	93,913
37	b. Unprotected (Attach Detail)	0	0.00%	0	0	0
38	OTHER:					
39	Other adj. not shown elsewhere (Notes 8 & 9)	0	0.00%	0	0	0
40						
41	TOTAL FEDERAL INCOME TAXES	$14,733,121	74.57%	$10,985,974	$1,015,671	$10,008,393

Note 1: Lines 1 through 11 will be carried automatically from Schedule I.
Note 2: This amount will be calculated automatically by applying the weighted cost of debt (including the weighted cost of preferred trust securuities) to the total invested capital.
Note 3: Excess of tax depreciation over depreciation claimed on Schedule I adjusted to remove the effects of Line 14 for all plant reflected in Schedule III.
Note 4: This amount will be calculated automatically by applying the tax rate of 35% to the taxable income found on Line 26.
Note 5: This amount will be calculated automatically by applying the tax rate of 35% to the total of Lines 20 and 21.
Note 6: This amount will be derived by multiplying non-normalized timing differences times 35%.
Note 7: This amount may reflect the most recent year end balance
Note 8: Enter additions as positive amounts and deductions as negative amounts.
Note 9: Include detailed accounting of this line's components on Supplemental Schedule IV.
[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

Note: For the year-end 2004 filing, this schedule is not in effect and should not be completed.

Consolidated Tax Savings

Line			
	A. If the utility is a member of an affiliated group that files a consolidated tax return, this schedule will list the net taxable income after intercompany eliminations of each of the members of the affiliated group, including the		
1	utility and the parent company, for the time period covered by the most recent Form 1120 filed in the following format.		
2	All non-regulated affiliate companies with net taxable income shall be aggregated for reporting purposes,		
3	and all non-regulated affiliate companies with net taxable losses shall be aggregated as well. The amounts		
4	reported here should not reflect any allocation between affiliates of tax effects of consolidation. If additional		
5	space is required, please provide the information on Schedule IVb.		
6	Tax Year Ended:		Alternative
7			Mininum Tax
8		Net Taxable Income	Taxable Income
9	Entity	Or Loss	(AMTI)
10			
11	Regulated Entities:		
12		$0	$0
13		0	0
14		0	0
15		0	0
16		0	0
17		0	0
18		0	0
19		0	0
20		0	0
21		0	0
22		0	0
23		0	0
24		0	0
25		0	0
26		0	0
27			
28	Subtotal - Regulated	0	0
29			
30	Non-regulated Entities:		
31			
32	Aggregate taxable income for		
33	affiliates with taxable income	0	0
34			
35	Aggregate tax losses for		
36	affiliates with tax losses	0	0
37			
38			
39	Subtotal - Non-regulated	0	0
40			
41	Total	$0	$0

[ ] Indicate here if Schedule IVb is used as a continuation of Schedule IVa.
[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

Note: For the year-end 2003 filing, this schedule is not in effect and should not be completed.

Consolidated Tax Savings

INSTRUCTIONS: Answer the following questions in the space after part E. If additional space is needed, please attach additional sheets.

Line No.	
1	B. Show the amount of taxable benefit from consolidated tax savings realized by the utility
2	during the tax year covered by the most recent Form 1120 filed. Please provide the basis for allocation of such savings.
3	
4	C. If participation in the affiliated group affects deferred federal income taxes as shown
5	on line 11 of Schedule III, please explain and detail the amounts shown on a total
6	company, total electric and Texas retail basis.
7	
8	D. If the utility is a member of an affiliated group that files a consolidated tax return,
9	have all amounts of income taxes saved by reason of the elimination in the consolidated return
10	of the intercompany profit on purchases by the utility from an affiliate been applied
11	to reduce the cost of the property or services so purchased as reflected in this report?
12	[Pursuant to PURA Section 53.060(b)]
13	
14	E. If the answer to (D) above is no, please separately state the amounts of intercompany profit and loss and the
15	amount of income taxes saved by the elimination of intercompany profits which are reflected on
16	Schedules I, II and III that would be reported on a federal income tax return if one were to be filed
17	for the reporting period.

Note: For the year-end 2004 filing, this schedule is not in effect and should not be completed.

Consolidated Tax Savings (Continued)

This schedule is a continuation of Schedule IVa for utilities requiring additional space. Please list the net taxable income after intercompany eliminations of each of the members of the affiliated group, including the utility and the parent company, for the time period covered by the most recent Form 1120 filed. The amounts reported should not reflect any allocation between affiliates of the tax effects of consolidation. Please categorize this information by regulated versus non-regulated entities in a format similiar to schedule IVa. Please state the tax year ended. Remember to include AMTI data.

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Schedule V

Weighted Average Cost of Capital

Line		(a) Balance	(b) Percent of Total	(c) Cost	(d) Weighted Cost
1	Common Equity	$189,302,052	31.75%	11.25% *	3.57%
2	Preferred Stock	0	0.00%	0.00%	0.00%
3	Preferred Trust Securities	0	0.00%	0.00%	0.00%
4	Long-Term Debt	406,916,460	68.25%	7.08%	4.83%
5	Short-Term Debt	0	0.00%	0.00%	0.00%
6					
7	Total	$596,218,512	100.00%		8.40%

*This return on equity was allowed in Docket No: 22349
The final order was issued on: 10/3/2001

Notes: The costs and balances of preferred stock, preferred trust securities, long-term debt, and short-term debt should correspond with those provided on Schedules VI, VIa, VII, VIIa, VIII, IX and IXa.
The cost of Preferred Trust Securities should be reported on a pre-tax basis as is the cost of debt; that is, do NOT multiply the cost by [1- tax rate] when completing this schedule.

[ ] Indicate here if footnote or comment relating to this schedule is included on Supp Sched IV.

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Weighted Average Cost of Preferred Stock (Note 1)

	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)	(n)	(o)
Line	Description	Issuance Date	Mandatory Redemption (Y/N)	Dividend Rate	Par Value at Issuance	Premium or (Discount)	Underwriting Fees and Issuance Expenses	Gain or (Loss) on Redeemed Stock	Original Net Proceeds	Net Proceeds As % of Par	Par Value Currently Outstanding	Current Net Proceeds	Issue As % of Total Net Proceeds	Cost of Money	Weighted Average Cost
1	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
2	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
3	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
4	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
5	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
6	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
7	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
8	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
9	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
10	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
11	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
12	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
13	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
14	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
15	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
16	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
17	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
18	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
19	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
20	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
21	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
22	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
23	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
24	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
25	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
26	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
27	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
28	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
29	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
30	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
31	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
32	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
33	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
34	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
35	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
36	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
37	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
38	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
39	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
40	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
41	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
42	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
43	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
44	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
45	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
46	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
47	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
48	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
49	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
50	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
51	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
52	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
53	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
54	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
55	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
56	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
57	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
58	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
59	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
60	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
61	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
62	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Weighted Average Cost of Preferred Stock (Note 1)

	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)	(n)	(o)
Line	Description	Issuance Date	Mandatory Redemption (Y/N)	Dividend Rate	Par Value at Issuance	Premium or (Discount)	Underwriting Fees and Issuance Expenses	Gain or (Loss) on Redeemed Stock	Original Net Proceeds	Net Proceeds As % of Par	Par Value Currently Outstanding	Current Net Proceeds	Issue As % of Total Net Proceeds	Cost of Money	Weighted Average Cost
63	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
64	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
65	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
66	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
67	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
68	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
69	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
70	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
71	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
72	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
73	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
74	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
75	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
								Total			$0	$0	0.000%		0.000%
							Plus:	Unamortized Premium (Discount)			$0				
							Less:	Unamortized Fees and Issuance Expenses			$0				
							Plus:	Unamort. Gains (Losses) on Redeemed Stock			$0				
								Net Balance of Preferred Stock			$0				

Note 1: Exclude pre-September 1999 long-term debt and preferred stock transaction costs if they are being amortized as a cost-of-service item per the final order in the company's unbundled cost-of-service docket.

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Schedule VIa

Adjusted Cost of Preferred Stock

LINE		
1	Balance of Unamortized Gains (Losses) on	$0
2	Redeemed Stock (Sched.VI)	
3	- Balance Related to Gains (Losses) Identified	$0
4	in Col.(h) of Schedule VI	
5		
6	Net Balance of Unamortized Gains (Losses) Not	$0
7	Accounted for in Col.(h) of Schedule VI	
8		
9		
10	Annual Amortization of Gains (Losses) on	$0
11	Redeemed Stock	
12	- Annual Amortization Related to Gains (Losses)	$0
13	Identified in Col.(h) of Schedule VI	
14		
15	Net Annual Amortization of Gains (Losses) Not	$0
16	Accounted for in Col.(h) of Schedule VI	
17		
18		
19	Net Balance of Preferred Stock (Sched.VI)	$0
20	- Net Balance of Unamortized Gains (Losses) from Line 6	$0
21		
22	Preferred Stock Balance Excluding Net Gains (Losses)	$0
23		
24	x Weighted Average Cost of Preferred Stock (Sched.VI)	0.00%
25		
26	Annual Preferred Stock Requirement	$0
27		
28	- Net Amortization of Gains (Losses) from Line 15	$0
29		
30	Adjusted Annual Preferred Stock Requirement	$0
31		
32	Adjusted Cost of Preferred Stock (Line 30/Line 19)	0.00%

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

Twelve Months Ending December 31, 2004

Schedule VII

Weighted Average Cost of Long-Term Debt (Note 1)

	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)	(n)	(o)
Line	Description	Issuance Date	Maturity Date	Interest Rate	Principal Amount at Issuance	Premium or (Discount)	Underwriting Fees and Issuance Expenses	Gain or (Loss) on Reacquired Debt	Original Net Proceeds	Net Proceeds As % of Par	Principal Currently Outstanding	Current Net Proceeds	Issue As % of Total Net Proceeds	Cost of Debt	Weighted Average Cost
1	Senior Notes	1/12/99	1/15/09	6.250%	$175,000,000	($836,500)	$8,696,619	$0	$165,466,881	94.553%	$167,690,000	$158,555,093	39.599%	7.162%	2.836%
2	Senior Notes	6/10/03	6/1/08	6.125%	$250,000,000	($1,077,500)	$6,045,441	$0	$242,877,059	97.151%	$248,935,000	$241,842,403	60.401%	6.926%	4.183%
3	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
4	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
5	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
6	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
7	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
8	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
9	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
10	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
11	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
12	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
13	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
14	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
15	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
16	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
17	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
18	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
19	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
20	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
21	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
22	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
23	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
24	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
25	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
26	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
27	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
28	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
29	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
30	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
31	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
32	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
33	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
34	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
35	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
36	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
37	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
38	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
39	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
40	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
41	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
42	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
43	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
44	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
45	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
46	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
47	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
48	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
49	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
50	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%

Weighted Average Cost of Long-Term Debt (Note 1)

Line	(a) Description	(b) Issuance Date	(c) Maturity Date	(d) Interest Rate	(e) Principal Amount at Issuance	(f) Premium or (Discount)	(g) Underwriting Fees and Issuance Expenses	(h) Gain or (Loss) on Reacquired Debt	(i) Original Net Proceeds	(j) Net Proceeds As % of Par	(k) Principal Currently Outstanding	(l) Current Net Proceeds	(m) Issue As % of Total Net Proceeds	(n) Cost of Debt	(o) Weighted Average Cost
51	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
52	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
53	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
54	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
55	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
56	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
57	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
58	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
59	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
60	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
61	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
62	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
63	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
64	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
65	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
66	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
67	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
68	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
69	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
70	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
71	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
72	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
73	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
74	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
75	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
76	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
77	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
78	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
79	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
80	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
81	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
82	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
83	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
84	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
85	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
86	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
87	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
88	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
89	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
90	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
91	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
92	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
93	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
94	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
95	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
96	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
97	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
98	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
99	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
100	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
								Total			$418,625,000	$400,397,498	100.000%		7.019%
							Plus:	Unamortized Premium (Discount)			($1,058,498)				
							Less:	Unamortized Fees and Issuance Expenses			$7,513,735				
							Plus:	Unamortized Gains (Losses) on Reacq. Debt			($1,138,309)				
								Net Balance of Debt			$408,918,460				

Note 1: Exclude pre-September 1999 long-term debt and preferred stock transaction costs if they are being amortized as a cost-of-service item per the final order in the company's unbundled cost-of-service docket.

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Schedule VIIa

Adjusted Cost of Long-Term Debt

LINE			
1		Balance of Unamortized Gains (Losses) on	($1,138,309)
2		Reacquired Debt (Sched.VII)	
3	-	Balance Related to Gains (Losses) Identified	$0
4		in Col.(h) of Schedule VII	
5			
6		Net Balance of Unamortized Gains (Losses) Not	($1,138,309)
7		Accounted for in Col.(h) of Schedule VII	
8			
9			
10		Annual Amortization of Gains (Losses) on	($156,762)
11		Reacquired Debt	
12	-	Annual Amortization Related to Gains (Losses)	$0
13		Identified in Col.(h) of Schedule VII	
14			
15		Net Annual Amortization of Gains (Losses) Not	($156,762)
16		Accounted for in Col.(h) of Schedule VII	
17			
18			
19		Net Balance of Debt (Sched.VII)	$406,916,460
20	-	Net Balance of Unamortized Gains (Losses) from Line 6	($1,138,309)
21			
22		Debt Balance Excluding Net Gains (Losses)	$408,054,769
23			
24	x	Weighted Average Cost of Debt (Sched.VII)	7.02%
25			
26		Annual Debt Requirement	$28,643,219
27			
28	-	Net Amortization of Gains (Losses) from Line 15	($156,762)
29			
30		Adjusted Annual Debt Requirement	$28,799,981
31			
32		Adjusted Cost of Debt (Line 30/Line 19)	7.08%

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Schedule VIII

Weighted Average Cost of Short-Term Debt

Line	Balance at end of 2001	Balance at end of 2002	Balance at end of 2003	End of Monitoring Period Twelve Months Ending December 31, 2004			
				(a) Balance Outstanding	(b) Balance As a % of Total	(c) Average Cost	(d) Weighted Average Cost
1 Bank Loans	n/a	n/a	0	0	0.00%	0.00%	0.00%
2 Other	n/a	n/a	0	0	0.00%	0.00%	0.00%
3							
4 Total Notes Payable	n/a	n/a	n/a	$0	0.00%		0.00%

n/a = not applicable for current reporting period

[ ] Indicate here if footnote or comment relating to this schedule is included on Supp Sched IV.

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Schedule IX

Weighted Average Cost of Preferred Trust Securities

Line	(a) Description	(b) Issuance Date	(c) Maturity Date	(d) Interest Rate	(e) Par Value at Issuance	(f) Premium or (Discount)	(g) Underwriting Fees and Issuance Expenses	(h) Gain or (Loss) on Redeemed Stock	(i) Original Net Proceeds	(j) Net Proceeds As % of Par	(k) Par Value Currently Outstanding	(l) Current Net Proceeds	(m) Issue As % of Total Net Proceeds	(n) Cost of Money (see note)	(o) Weighted Average Cost
1	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
2	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
3	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
4	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
5	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
6	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
7	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
8	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
9	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
10	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
11	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
12	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
13	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
14	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
15	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
16	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
17	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
18	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
19	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
20	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
21	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
22	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
23	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
24	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
25	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
26	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
27	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
28	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
29	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
30	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
31	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
32	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
33	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
34	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
35	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
36	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
37	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
38	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
39	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
40	XX	XX/XX/XX	X	0.000%	$0	$0	$0	$0	$0	0.000%	$0	$0	0.000%	0.000%	0.000%
								Total			$0	$0	0.000%		0.000%

Plus:	Unamortized Premium (Discount)	$0
Less:	Unamortized Fees and Issuance Expenses	$0
Plus:	Unamort. Gains (Losses) on Redeemed Securities	$0
	Net Balance of Preferred Trust Securities	$0

Note: The cost (column n) of Preferred Trust Securities should be reported on a pre-tax basis; that is, do NOT multiply the cost by [1- tax rate] when completing this schedule.

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Schedule IXa

Adjusted Cost of Preferred Trust Securities

LINE		
1	Balance of Unamortized Gains (Losses) on	$0
2	Redeemed Securities (Sched.IX)	
3	- Balance Related to Gains (Losses) Identified	$0
4	in Col.(h) of Schedule IX	
5		
6	Net Balance of Unamortized Gains (Losses) Not	$0
7	Accounted for in Col.(h) of Schedule IX	
8		
9		
10	Annual Amortization of Gains (Losses) on	$0
11	Redeemed Securities	
12	- Annual Amortization Related to Gains (Losses)	$0
13	Identified in Col.(h) of Schedule IX	
14		
15	Net Annual Amortization of Gains (Losses) Not	$0
16	Accounted for in Col.(h) of Schedule IX	
17		
18		
19	Net Balance of Preferred Trust Securities (Sched.IX)	$0
20	- Net Balance of Unamortized Gains (Losses) from Line 6	$0
21		
22	Preferred Trust Securities Balance Excluding Net Gains (Losses)	$0
23		
24	x Weighted Average Cost of Preferred Trust Securities (Sched.IX)	0.00%
25		
26	Annual Preferred Trust Securities Requirement	$0
27		
28	- Net Amortization of Gains (Losses) from Line 15	$0
29		
30	Adjusted Annual Preferred Trust Securities Requirement	$0
31		
32	Adjusted Cost of Preferred Trust Securities (Line 30/Line 19)	0.00%

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Schedule X

Historical Financial Statistics
(Total Company Basis)

Line	Fiscal Year:	2000	2001	2002	2003	Monitoring Period
1	Total Debt as a Percent	n/a	n/a	58.92%	63.28%	68.70%
2	of Total Capital					
3						
4	CWIP as a Percent of Net Plant	n/a	n/a	2.32%	2.70%	0.81%
5						
6	Construction Expenditures as a	n/a	n/a	6.05%	6.51%	6.83%
7	Percent of Total Capital					
8						
9	Pre-Tax Interest Coverage	n/a	n/a	3.50	2.31	0.13
10						
11	Funds From Operations / Total Debt	n/a	n/a	8.19%	16.16%	16.44%
12						
13						
14	Fixed Charge Coverage	n/a	n/a	3.44	2.30	0.14
15						
16	Fixed Charge Coverage (Including	n/a	n/a	3.44	2.30	0.14
17	Distributions on Pref Trust Securities)					
18						
19	Funds From Operations Interest Coverage	n/a	n/a	2.21	3.28	3.25
20						
21	Net Cash Flow / Capital Outlays	n/a	n/a	29.42%	93.70%	143.19%
22						
23						
24	Cash Coverage of Common Dividends	n/a	n/a	1.64	-2.33	11.39
25						
26	AFUDC and Deferrals as a Percent	n/a	n/a	1.70%	6.46%	0.07%
27	of Net Income for Common					
28						
29	Return on Average Common Equity	n/a	n/a	12.28%	10.17%	-23.52%

n/a = not applicable for current reporting period

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

Revenues, Sales, and Customer Data
Unadjusted Revenue ($)
(Texas Jurisdiction Only / Retail T&D Only)

			(1)	(2)	(3)	(4)	(5)	(6)	(7)
Line	Year	Month	Residential	Secondary less than 5 kw	Secondary greater than 5 kw	Primary	Transmission	Lighting	Total (1)+(2)+(3)+(4)+(5)+(6)
1	2004	1	4,713,201	329,430	4,349,567	637,364	309,598	405,568	10,744,728
2	2004	2	4,747,959	325,093	4,529,466	217,198	388,678	413,414	10,621,808
3	2004	3	4,110,247	177,572	4,687,799	494,244	317,075	409,568	10,196,505
4	2004	4	3,789,534	138,389	4,532,753	364,301	352,303	406,702	9,583,982
5	2004	5	4,314,171	161,799	4,647,567	448,086	533,486	402,774	10,507,883
6	2004	6	6,047,873	186,033	4,745,804	509,079	755,272	403,226	12,647,287
7	2004	7	6,546,200	186,396	4,889,085	510,531	381,859	400,799	12,914,870
8	2004	8	6,865,862	200,040	5,011,274	473,796	565,886	397,421	13,514,279
9	2004	9	6,468,588	175,522	4,899,655	464,655	1,052,243	393,527	13,454,190
10	2004	10	5,304,168	162,083	4,905,947	683,715	445,392	397,206	11,898,511
11	2004	11	4,488,122	164,843	4,710,583	418,374	506,140	394,802	10,682,864
12	2004	12	4,349,434	161,295	4,547,083	444,313	500,839	396,035	10,398,999
13	Totals **(Note 2)**		61,745,359	2,368,495	56,456,583	5,665,656	6,108,771	4,821,042	137,165,906
14									
15	Monitoring Period								
16	Average (lines 1 thru 12)		5,145,447	197,375	4,704,715	472,138	509,064	401,754	11,430,492

Note 1: The revenue classes shown above are based upon the six customer classes per the Commission's final order in generic Docket No. 22344. Revenue classes for specific companies may be slightly different, and should be reported accordingly **(the column headings may be relabeled).**

Note 2: Column 7 of this line should correspond to line 2, column 8 of Schedule 1.

Revenues, Sales, and Customer Data
Weather-adjusted Revenue ($)
(Texas Jurisdiction Only / Retail T&D Only)

			(1)	(2)	(3)	(4)	(5)	(6)	(7)
Line	Year	Month	Residential	Secondary less than 10 kw	Secondary greater than 10 kw	Primary	Transmission	Lighting	Total (1)+(2)+(3)+(4)+(5)+(6)
1	2004	1	4,713,201	329,430	4,349,567	637,364	309,598	405,568	10,744,728
2	2004	2	4,747,959	325,093	4,529,466	217,198	388,678	413,414	10,621,808
3	2004	3	4,110,247	177,572	4,687,799	494,244	317,075	409,568	10,196,505
4	2004	4	3,789,534	138,389	4,532,753	364,301	352,303	406,702	9,583,982
5	2004	5	4,314,171	161,799	4,647,567	448,086	533,486	402,774	10,507,883
6	2004	6	6,047,873	186,033	4,745,804	509,079	755,272	403,226	12,647,287
7	2004	7	6,546,200	186,396	4,889,085	510,531	381,859	400,799	12,914,870
8	2004	8	6,865,862	200,040	5,011,274	473,796	565,886	397,421	13,514,279
9	2004	9	6,468,588	175,522	4,899,655	464,655	1,052,243	393,527	13,454,190
10	2004	10	5,304,168	162,083	4,905,947	683,715	445,392	397,206	11,898,511
11	2004	11	4,488,122	164,843	4,710,583	418,374	506,140	394,802	10,682,864
12	2004	12	4,349,434	161,295	4,547,083	444,313	500,839	396,035	10,398,999
13									
14	Monitoring								
15	Period								
16	Average (lines 1 thru 12)		5,145,447	197,375	4,704,715	472,138	509,064	401,754	11,430,492

Note: The revenue classes shown above are based upon the six customer classes per the Commission's final order in generic Docket No. 22344. Revenue classes for specific companies may be slightly different, and should be reported accordingly **(the column headings may be relabeled).**

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Schedule XI.1c

Revenues, Sales, and Customer Data
Weather-adjustments to Revenue ($)
(Texas Jurisdiction Only / Retail T&D Only)

			(1)	(2)	(3)	(4)	(5)	(6)	(7)
Line	Year	Month	Residential	Secondary less than 10 kw	Secondary greater than 10 kw	Primary	Transmission	Lighting	Total (1)+(2)+(3)+(4)+(5)+(6)
1	2004	1	0	0	0	0	0	0	0
2	2004	2	0	0	0	0	0	0	0
3	2004	3	0	0	0	0	0	0	0
4	2004	4	0	0	0	0	0	0	0
5	2004	5	0	0	0	0	0	0	0
6	2004	6	0	0	0	0	0	0	0
7	2004	7	0	0	0	0	0	0	0
8	2004	8	0	0	0	0	0	0	0
9	2004	9	0	0	0	0	0	0	0
10	2004	10	0	0	0	0	0	0	0
11	2004	11	0	0	0	0	0	0	0
12	2004	12	0	0	0	0	0	0	0
13	Totals		0	0	0	0	0	0	0
14	Monitoring								
15	Period								
16	Average (lines 1 thru 12)		0	0	0	0	0	0	0

Note: The revenue classes shown above are based upon the six customer classes per the Commission's final order in generic Docket No. 22344. Revenue classes for specific companies may be slightly different, and should be reported accordingly **(the column headings may be relabeled)**.

Revenues, Sales, and Customer Data
Unadjusted Sales (MWH)
(Texas Jurisdiction Only / Retail T&D Only)

			(1)	(2)	(3)	(4)	(5)	(6)	(7)
Line	Year	Month	Residential	Secondary less than 5 kw	Secondary greater than 5 kw	Primary	Transmission	Lighting	Total (1)+(2)+(3)+(4)+(5)+(6)
1	2004	1	183,923	7,792	125,416	27,774	219,667	4,425	568,997
2	2004	2	185,600	7,676	136,321	12,175	121,200	4,462	467,434
3	2004	3	155,717	3,708	140,368	23,742	123,205	4,440	451,180
4	2004	4	141,370	2,644	141,844	20,672	130,356	4,412	441,298
5	2004	5	165,077	3,295	154,533	21,060	(26,587)	4,412	321,790
6	2004	6	243,621	3,922	175,915	27,569	129,818	4,327	585,172
7	2004	7	266,355	3,969	179,900	25,654	108,675	4,291	588,844
8	2004	8	280,687	4,308	189,893	26,623	77,295	4,244	583,050
9	2004	9	263,621	3,660	184,651	25,086	130,587	4,218	611,823
10	2004	10	210,811	3,301	170,031	38,656	111,402	4,260	538,461
11	2004	11	173,345	3,378	151,413	25,103	124,505	4,226	481,970
12	2004	12	166,682	3,261	137,104	23,778	112,021	4,292	447,138
13	Totals		2,436,809	50,914	1,887,389	297,892	1,362,144	52,009	6,087,157
14	Monitoring								
15	Period								
16	Average (lines 1 thru 12)		203,067	4,243	157,282	24,824	113,512	4,334	507,263

Note: The revenue classes shown above are based upon the six customer classes per the Commission's final order in generic Docket No. 22344. Revenue classes for specific companies may be slightly different, and should be reported accordingly **(the column headings may be relabeled).**

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Schedule XI.2b

Revenues, Sales, and Customer Data
Weather-adjusted Sales (MWH)
(Texas Jurisdiction Only / Retail T&D Only)

Line	Year	Month	(1) Residential	(2) Secondary less than 10 kw	(3) Secondary greater than 10 kw	(4) Primary	(5) Transmission	(6) Lighting	(7) Total (1)+(2)+(3)+(4)+(5)+(6)
1	2004	1	183,923	7,792	125,416	27,774	219,667	4,425	568,997
2	2004	2	185,600	7,676	136,321	12,175	121,200	4,462	467,434
3	2004	3	155,717	3,708	140,368	23,742	123,205	4,440	451,180
4	2004	4	141,370	2,644	141,844	20,672	130,356	4,412	441,298
5	2004	5	165,077	3,295	154,533	21,060	(26,587)	4,412	321,790
6	2004	6	243,621	3,922	175,915	27,569	129,818	4,327	585,172
7	2004	7	266,355	3,969	179,900	25,654	108,675	4,291	588,844
8	2004	8	280,687	4,308	189,893	26,623	77,295	4,244	583,050
9	2004	9	263,621	3,660	184,651	25,086	130,587	4,218	611,823
10	2004	10	210,811	3,301	170,031	38,656	111,402	4,260	538,461
11	2004	11	173,345	3,378	151,413	25,103	124,505	4,226	481,970
12	2004	12	166,682	3,261	137,104	23,778	112,021	4,292	447,138
13									
14	Monitoring								
15	Period								
16	Average (lines 1 thru 12)		203,067	4,243	157,282	24,824	113,512	4,334	507,263

Note: The revenue classes shown above are based upon the six customer classes per the Commission's final order in generic Docket No. 22344. Revenue classes for specific companies may be slightly different, and should be reported accordingly **(the column headings may be relabeled).**

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Schedule XI.2c

Revenues, Sales, and Customer Data
Weather-adjustments to Sales (MWH)
(Texas Jurisdiction Only / Retail T&D Only)

			(1)	(2)	(3)	(4)	(5)	(6)	(7)
Line	Year	Month	Residential	Secondary less than 10 kw	Secondary greater than 10 kw	Primary	Transmission	Lighting	Total (1)+(2)+(3)+(4)+(5)+(6)
1	2004	1	0	0	0	0	0	0	0
2	2004	2	0	0	0	0	0	0	0
3	2004	3	0	0	0	0	0	0	0
4	2004	4	0	0	0	0	0	0	0
5	2004	5	0	0	0	0	0	0	0
6	2004	6	0	0	0	0	0	0	0
7	2004	7	0	0	0	0	0	0	0
8	2004	8	0	0	0	0	0	0	0
9	2004	9	0	0	0	0	0	0	0
10	2004	10	0	0	0	0	0	0	0
11	2004	11	0	0	0	0	0	0	0
12	2004	12	0	0	0	0	0	0	0
13	Totals		0	0	0	0	0	0	0
14	Monitoring								
15	Period								
16	Average (lines 1 thru 12)		0	0	0	0	0	0	0

Note: The revenue classes shown above are based upon the six customer classes per the Commission's final order in generic Docket No. 22344. Revenue classes for specific companies may be slightly different, and should be reported accordingly **(the column headings may be relabeled).**

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Schedule XI.3

Revenues, Sales, and Customer Data
Weather Data
(Texas Jurisdiction Only / Retail T&D Only)

Line	Year	Month	(1) Cooling Degree Days	(2) Normal Cooling Degree Days	(3) Heating Degree Days	(4) Normal Heating Degree Days
1	2004	1	14	10	378	476
2	2004	2	2	15	511	396
3	2004	3	15	31	200	254
4	2004	4	88	84	68	114
5	2004	5	199	212	9	20
6	2004	6	482	434	0	1
7	2004	7	513	569	0	0
8	2004	8	557	632	0	0
9	2004	9	495	555	0	0
10	2004	10	329	289	4	14
11	2004	11	202	105	89	126
12	2004	12	37	27	239	301
13						
14						
15	Monitoring Period					
16	Total (lines 1 thru 12)		2,933	2,963	1,498	1,702

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

Revenues, Sales, and Customer Data
Number of Delivery Points
(Texas Jurisdiction Only / Retail T&D Only)

			(1)	(2)	(3)	(4)	(5)	(6)	(7)
Line	Year	Month	Residential	Secondary less than 5 kw	Secondary greater than 5 kw	Primary	Transmission	Lighting	Total (1)+(2)+(3)+(4)+(5)+(6)
1	2004	1	172,607	12,005	17,992	66	18	13,107	215,795
2	2004	2	172,744	12,044	17,943	111	19	13,114	215,975
3	2004	3	173,288	11,546	18,400	166	20	13,033	216,453
4	2004	4	173,509	11,559	18,452	184	18	12,930	216,652
5	2004	5	173,539	11,266	18,395	179	11	12,771	216,161
6	2004	6	174,303	11,396	18,554	186	23	12,705	217,167
7	2004	7	173,954	11,199	18,567	180	19	12,527	216,446
8	2004	8	174,585	11,346	18,667	187	22	12,421	217,228
9	2004	9	174,605	11,363	18,657	184	24	12,315	217,148
10	2004	10	174,518	11,435	18,650	191	22	12,180	216,996
11	2004	11	174,522	11,302	18,562	186	21	12,043	216,636
12	2004	12	175,281	11,334	18,689	185	20	12,035	217,544
13									
14	Monitoring								
15	Period								
16	Average (lines 1 thru 12)		173,955	11,483	18,461	167	20	12,598	216,683

Note: The revenue classes shown above are based upon the six customer classes per the Commission's final order in generic Docket No. 22344. Revenue classes for specific companies may be slightly different, and should be reported accordingly **(the column headings may be relabeled).**

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Schedule XI.5

Revenues, Sales, and Customer Data
Weather Adjustment Procedure

Please provide a brief explanation of the procedure that the company used to derive the weather- adjustment results provided in Schedules XI.1-XI.3. If models are used in the development of the weather-adjusted results, please please provide a brief explanation of the models used.

Include all supporting workpapers.

TNMP is not proposing weather adjustments to MWH sales or revenue.

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Schedule XI.6

Revenues, Sales, and Customer Data
Other Adjustments to Revenue

Did you experience in the monitoring period any of the following that might have affected your base revenue significantly:

(a) major loss of load;
(b) significant expansion;
(c) any other event causing significant change in base revenue.

If yes, please explain. If possible, enumerate base revenue adjustments for each of these factors. (Note: Do not identify individual customers loads.)

(a) no

(b) no

(C) no

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Schedule XII

PROPOSED COMPANY ADJUSTMENTS

For each proposed adjustment, please provide a full description. Supporting workpapers (if any) should be provided as a supplemental attachment to the Earnings Report.

Ref. Line	Description	Total Electric	Allocation Percentage	Texas Jurisdictional

EXTRAORDINARY AND NONRECURRING ITEMS

A. Reporting Period

Ref. Schedule	Column	Line Number	Description	Total Electric	Texas Juris.
			On July 22, 2004, the PUCT issued its decision in TNMP's stranded cost true-up proceeding. The PUCT's decision resulted in a loss of $155.1 million before an income tax benefit of $57.3 million ($97.8 million after tax). TNMP recorded the $97.8 million after tax loss as an extraordinary item in the second quarter of 2004.	97,835,668	

B. Prospective Period

Ref. Schedule	Column	Line Number	Description	Total Electric	Texas Juris.

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Schedule XIV
Page 1 of 2

STATUS OF NUCLEAR DECOMMISSIONING FUNDS

Part A: Trust Activity

		Unit 1		Unit 2		Unit 3	
Line	TOTAL COMPANY	Qualified	Non-Qualified	Qualified	Non-Qualified	Qualified	Non-Qualified
1	Beginning Balance	$0	$0	$0	$0	$0	$0
2	Earnings	0	0	0	0	0	0
3	Total Deposits	0	0	0	0	0	0
4							
5	Ending Balance	$0	$0	$0	$0	$0	$0
6							
7	TEXAS JURISDICTION						
8							
9	Beginning Balance	$0	$0	$0	$0	$0	$0
10	Earnings	0	0	0	0	0	0
11	Total Deposits	0	0	0	0	0	0
12							
13	Ending Balance	$0	$0	$0	$0	$0	$0
14							
15							
16							
17	Part B: Trust Investments						
18							
19		Unit 1		Unit 2		Unit 3	
20							
21		Percent of Ending Balance		Percent of Ending Balance		Percent of Ending Balance	
22	Asset Type (Specify)	Qualified	Non-Qualified	Qualified	Non-Qualified	Qualified	Non-Qualified
23							
24	Text	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
25	Text	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
26	Text	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
27	Text	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
28	Text	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
29	Text	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
30	Text	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
31	Text	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
32	Text	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
33	Text	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
34	Text	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
35							
36		0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
37							
38							
39	Part C: Other Information						
40							
41		Unit 1		Unit 2		Unit 3	
42							
43	Name of Trustee(s):	Text		Text		Text	
44		Text		Text		Text	
45		Text		Text		Text	

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

STATUS OF NUCLEAR DECOMMISSIONING FUNDS

Line	Last Decommissioning Cost Estimate:			
46	Date:	Text	Text	Text
47	Amount ($000s):	$0	$0	$0
48				
49				

Line	Jurisdiction	Effective date	Docket No.	Allowed Total Company Amount	Allowed Jurisdictional Amount
50	Currently Allowed Decommissioning Expense:				
53					
54	Text	Text	Text	$0	$0
55	Text	Text	Text	$0	$0
56	Text	Text	Text	$0	$0
57	Text	Text	Text	$0	$0
58	Text	Text	Text	$0	$0
59					
60					

61 Part D: Deposit Schedule

Line		Unit 1		Unit 2		Unit 3	
65		Amount of Deposit		Amount of Deposit		Amount of Deposit	
66	Date of Deposit	Qualified	Non-Qualified	Qualified	Non-Qualified	Qualified	Non-Qualified
67							
68	Text	$0	$0	$0	$0	$0	$0
69	Text	0	0	0	0	0	0
70	Text	0	0	0	0	0	0
71	Text	0	0	0	0	0	0
72	Text	0	0	0	0	0	0
73	Text	0	0	0	0	0	0
74	Text	0	0	0	0	0	0
75	Text	0	0	0	0	0	0
76	Text	0	0	0	0	0	0
77	Text	0	0	0	0	0	0
78	Text	0	0	0	0	0	0
79	Text	0	0	0	0	0	0
80							
81	Total	$0	$0	$0	$0	$0	$0
82							
83							

84 Part E: Reported Annual Rate of Return

Line	Fund	Reporting Period Annual Total ROR	Reporting Period Annual Net ROR	Since Inception-- Total ROR (Annualized)	Since Inception-- Net ROR (Annualized)
87					
88	Unit 1 Qualified	0.00%	0.00%	0.00%	0.00%
89	Unit 1 Unqualified	0.00%	0.00%	0.00%	0.00%
90	Unit 2 Qualified	0.00%	0.00%	0.00%	0.00%
91	Unit 2 Unqualified	0.00%	0.00%	0.00%	0.00%
92	Unit 3 Qualified	0.00%	0.00%	0.00%	0.00%
93	Unit 3 Unqualified	0.00%	0.00%	0.00%	0.00%
94	Spent Fuel *	0.00%	0.00%	0.00%	0.00%

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.
* Complete line 94 if funding for Spent Fuel is accounted for separately.

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Supplemental Schedule I-1

AMORTIZATION EXPENSE

Line	Description	Total Company	Total Electric	Texas Jurisdictional
1		0	0	0
2		0	0	0
3		0	0	0
4		0	0	0
5		0	0	0
6		0	0	0
7		0	0	0
8		0	0	0
9		0	0	0
10		0	0	0
11		0	0	0
12		0	0	0
13		0	0	0
14		0	0	0
15		0	0	0
16		0	0	0
17		0	0	0
18		0	0	0
19		0	0	0
20		0	0	0
21				
22	Total Amortization Expense Other	$0	$0	$0

Note: Include pre-September 1999 long-term debt and preferred stock transaction costs if they are being amortized as a cost-of-service item per the final order in the company's unbundled cost-of-service docket. The reported amount should also include any allowed return granted in the company's unbundled cost-of-service docket and not included as an addition to rate base. Post-September 1999 long-term debt and preferred stock transaction costs should be included in Schedule VIa and VIIa.

[ ] Indicate here if footnote or comment relating to this schedule is included on Supp Sched IV.

OTHER EXPENSES

Line	Description	Total Company	Total Electric	Texas Jurisdictional
1	Other Power Supply expense included in FERC Form 1	76,023,255	76,023,255	$0
2		0	0	0
3		0	0	0
4		0	0	0
5		0	0	0
6		0	0	0
7		0	0	0
8		0	0	0
9		0	0	0
10		0	0	0
11		0	0	0
12		0	0	0
13		0	0	0
14		0	0	0
15		0	0	0
16		0	0	0
17		0	0	0
18		0	0	0
19		0	0	0
20		0	0	0
21				
22	Total Other Expenses	$76,023,255	$76,023,255	$0

[X] Indicate here if footnote or comment relating to this schedule is included on Supp Sched IV.

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Supplemental Schedule II-1

Summary of Substantive Rule 25.77 Expenditures

Line	Description	Total Electric	Texas Jurisdiction	FERC Account No.
1	Business gifts and Entertainment	$0	$0	-
2	Institutional Advertising	13,718	13,718	909
3	Consumption-Inducing Advertising	10,127	10,127	913
4	Other Advertising	124,163	108,514	930.1
5	Public Relations Expense	0	0	-
6	Legislative Advocacy (Note A)	11,870	4,540	426.4
7	Representation Before a Gov't Body (Note B)	4,440,418	3,706,335	928
8	Legal Expenses (Note C)	2,485,153	2,025,204	923
9	Charitable, Civic, and Religious Donations	162,134	91,805	426.1
10	Political Contributions	0	0	-
11	Dues and Membership Fees	310,050	216,438	426.4, 930.2
12				
13	Total	$7,557,633	$6,176,681	

Note A: Information shall include, but not be limited to, advocacy before any legislative body.
Note B: Information shall include representation before any governmental agency or body, including municipalities.
Note C: Information shall include legal expenses not accounted for in other categories.

[ ] Indicate here if footnote or comment relating to this schedule is included on Supplemental Schedule IV.

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Supplemental Schedule III-1

OTHER INVESTED CAPITAL ADDITIONS
End of Reporting Period

Line	Description	Total Company	Total Electric	Texas Jurisdictional
1	Regulatory assets including NM rate case, NM transition charges, and System Benefit Fund	$5,621,691	$5,621,691	$4,006,678
2		0	0	0
3		0	0	0
4		0	0	0
5		0	0	0
6		0	0	0
7		0	0	0
8		0	0	0
9		0	0	0
10		0	0	0
11		0	0	0
12		0	0	0
13		0	0	0
14		0	0	0
15		0	0	0
16		0	0	0
17		0	0	0
18		0	0	0
19		0	0	0
20		0	0	0
21				
22	Total Other Invested Capital Additions	$5,621,691	$5,621,691	$4,006,678

[ ] Indicate here if footnote or comment relating to this schedule is included on Supp Sched IV.

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Supplemental Schedule III-2

OTHER INVESTED CAPITAL DEDUCTIONS
End of Reporting Period

Line	Description	Total Company	Total Electric	Texas Jurisdictional
1		$0	$0	$0
2		0	0	0
3		0	0	0
4		0	0	0
5		0	0	0
6		0	0	0
7		0	0	0
8		0	0	0
9		0	0	0
10		0	0	0
11		0	0	0
12		0	0	0
13		0	0	0
14		0	0	0
15		0	0	0
16		0	0	0
17		0	0	0
18		0	0	0
19		0	0	0
20		0	0	0
21				
22	Total Other Invested Capital Deductions	$0	$0	$0

[ ] Indicate here if footnote or comment relating to this schedule is included on Supp Sched IV.

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

COMMENTS/FOOTNOTES

Ref. Schedule	Column	Line Number	Comments/Footnotes	Amount
S I-2		1	The amounts shown on these lines are power production and other power supply expenses, respectively. These expenses are not transmission or distribution related, but are included here to facilitate reconciliation of Schedule I to TNMP's FERC Form 1 for the year ended December 31, 2004	$76,023,255

Ref. Schedule	Column	Line Number	Comments/Footnotes	Amount

Ref. Schedule	Column	Line Number	Comments/Footnotes	Amount

Ref. Schedule	Column	Line Number	Comments/Footnotes	Amount

Texas-New Mexico Power Company
Twelve Months Ending December 31, 2004

Supplemental Sched V

Special Rates

DEFINITION: Special rates include rates such as legislatively mandated rates (e.g., university discount rates).

Please complete the information required by items 1, 2, 3, and 4 in the table below.

Answer the following in the table below:

1. Name and describe the qualification criteria for each special rate schedule available to customers and reported in each row of the following table. Separate jurisdictions should also be identified in this column.
2. Provide the total number of delivery points taking service at each special rate.
3. Provide the total actual base revenue recovered during the reporting period from all delivery points taking service at each special rate.
4. Assuming that special-rate services were provided at corresponding standard tariff rates, calculate the total amount of base revenues that would result.

Revenue Imputation for Special Rates

(1) Name of Special Rates	(2) Total Number of Delivery Pts.	(3) Total Actual Base Revenues Recovered	(4) Total Amount of Base Revenues Assuming Standard Tariffs
State Colleges and Universities Discount	27	$63,315	$76,010
	0	$0	$0
	0	$0	$0
	0	$0	$0
	0	$0	$0
	0	$0	$0
	0	$0	$0
TOTAL		$63,315	$76,010

Revenue Imputation:

Base Revenues at Standard Tariff	Col (4)	$76,010
Less Actual Base Revenues	Col (3)	$63,315
		$12,695

Signature Page
Public Utility Commission of Texas--Earnings Report
Twelve Months Ending December 31, 2004

I certify that I am the responsible official of Texas-New Mexico Power Company ;
that I have examined the foregoing report; that to the best of my knowledge, information, and belief, all statements of fact contained in the said report are true and the said report is a correct statement of the business and affairs of the above-named respondent in respect to each and every matter set forth therein during the period from January 1, 2004, to December 31, 2004, inclusive.



5/12/2005
Date

Signature Joseph B. Hegwood

Vice President & Controller
Title

Address:
4100 International Plaza
Fort Worth, TX 76109
Phone:
(817) 377-5556
Email address:
jhegwood@tnpe.com

Alternative contact regarding this report:

Name: Bianca Stock
Title: Supervisor - General Accounting

Address:
4100 International Plaza
Fort Worth, TX 76109
Phone:
(817) 377-5572
Email address:
bstock@tnpe.com

COMEAU, MALDEGEN, TEMPLEMAN & INDALL, LLP

Michael R. Comeau
Larry D. Maldegen
William P. Templeman
Jon J. Indall
Stephen J. Lauer
Paula A. Cook
Grey W. Handy
Joseph E. Manges
Sharon W. Horndeski
Michelle S. Leighton
Pamela N.C. Emsden

Attorneys at Law
Coronado Building, 141 E. Palace Avenue
Post Office Box 669
Santa Fe, New Mexico 87504-0669
Telephone (505) 982-4611
Facsimile (505) 988-2987
wtempleman@cmtisantafe.com

G. Stanley Crout
1937-1987
Charles D. Olmsted
1925-1991


COPY

April 27, 2005

VIA HAND DELIVERY

Records
New Mexico Public Regulation Commission
224 East Palace Avenue, Marian Hall
Santa Fe, New Mexico 87501

Attn: Marge Webster

Re: ***Texas-New Mexico Power Company Annual Filings***

Dear Marge:

Enclosed for filing on behalf of Texas-New Mexico Power Company are the following documents:

1. 2004 Annual Report of Class I Transactions Pursuant to NMPRC Rule 450;
2. 2004 Annual Report of Class II Transactions Pursuant to NMPRC rule 450;
3. Texas-New Mexico Power Company New Mexico Load Forecast;
4. New Mexico Jurisdictional Information, Form 1, Year Ending December 31, 2004;
5. Texas-New Mexico Power Company's Annual Informational Financing Filing Pursuant to Code of Rules and Regulations 17 NMAC 1.2.51.1;
6. United States Securities and Exchange Commission Form 10-K for Texas-New Mexico Power Company for Year Ending December 31, 2004;
7. United States Securities and Exchange Commission Form 10-K for TNP Enterprises, Inc., for Year Ending December 31, 2004; and

8. FERC Financial Report, FERC Form No. 1 for Texas New Mexico Power Company, Year Ending December 31, 2004.

Please contact me with any questions.

Very truly yours,



William P. Templeman

WPT:spd
Enclosure
cc w/encl: B. Jan Adkins
cc: Gary Boyle

K:\TEXAS_NM POWER_1198_00\Letters\Records_042705.doc

BEFORE THE NEW MEXICO PUBLIC REGULATION COMMISSION


COPY

TEXAS-NEW MEXICO POWER COMPANY
2004 ANNUAL REPORT OF CLASS I TRANSACTIONS
PURSUANT TO NMPRC RULE 450

Gary W. Boyle
TEXAS-NEW MEXICO POWER COMPANY
4100 International Plaza
P.O. Box 2943
Fort Worth, Texas 76113
Telephone: (817) 737-1386
Facsimile: (817) 737-1333

William Templeman
COMEAU, MALDEGEN, TEMPLEMAN & INDALL, LLP
141 East Palace Avenue
P. O. Box 669
Santa Fe, New Mexico 87504-0669
Telephone: (505) 982-4611
Facsimile: (505) 988-2987

TEXAS-NEW MEXICO POWER COMPANY
2004 ANNUAL REPORT

CLASS I TRANSACTIONS

Texas-New Mexico Power Company (TNMP) hereby files its 2004 Class I Transaction Report in accordance with Section 450.11 of New Mexico Public Regulation Commission Rule 450.

1. This report consists of exhibits, which report Class I Transactions occurring during 2004, between TNMP and its affiliated interests.

2. This report includes the following exhibits and are attached or incorporated by reference as indicated.

EXHIBIT A (attached): Texas-New Mexico Power Company
Class I Transactions Report
For the Year Ended December 31, 2004;
TNP Transaction Detail
FCP Transaction Detail

EXHIBIT B (incorporated by reference): Agreement between TNMP and TNP dated June 6, 1997. The June 6, 1997 Agreement was the subject of the Notice of Amendment to Class I Transaction filed with the Commission on June 6, 1997 and was attached thereto.

EXHIBIT C (incorporated by reference): Agreement between TNMP and TGC dated August 10, 1998. The August 10, 1998 Agreement was the subject of the Notice of Amendments to Class I Transactions filed August 14, 1998 and was attached thereto.

EXHIBIT D (incorporated by reference): Agreement between TNMP and TGCII dated August 10, 1998. The August 10, 1998 Agreement was the subject of the Notice of Amendments to Class I Transactions filed August 14, 1998 and was attached thereto.

EXHIBIT E (incorporated by reference): Agreement between TNMP and FCP dated April 26, 2002. The April 26, 2002 Agreement was the subject of the Notice of Class I Transactions filed with the Commission April 30, 2002 and was attached thereto.

EXHIBIT F (incorporated by reference): Agreement between TNMP and FCP effective January 2, 2002. The January 2, 2002 Agreement was the subject of the Notice of Class I Transactions filed with the Commission July 26, 2002, and was attached thereto.

EXHIBIT G (incorporated by reference): Sublease between TNMP and First Choice Power Special Purpose, L.P., dated June 1, 2004. The June 1, 2004 Sublease was the subject of the

Notice of Class I Transactions filed with the Commission July 2, 2004, and was attached thereto as Exhibit A.

EXHIBIT H (incorporated by reference): Release of Guaranty between TNMP and Constellation Power Source, Inc., dated June 1, 2004. The June 1, 2004 Release of Guaranty was the subject of the Notice of Class I Transactions filed with the Commission July 2, 2004, and was attached thereto as Exhibit B.

EXHIBIT I (incorporated by reference, to the extent necessary): The Stock Purchase Agreement between PNM Resources, Inc. and SW Acquisition, L.P., dated July 24, 2004. The July 24, 2004 Stock Purchase Agreement was included as an exhibit in Case No. 04-00315-UT, Application of PNM Resources, Inc. and Texas-New Mexico Power Company for Approval of Texas-New Mexico Power's Proposed Regulatory Plan; And For All Other Apporvals and Authorizations Required to Effectuate and Implement the Acquisition, filed with the Commission September 9, 2004, and was attached thereto as Exhibit A.

Dated: April 27, 2005

ATTORNEYS FOR
TEXAS-NEW MEXICO POWER COMPANY



By______________________________
Gary W. Boyle
Texas-New Mexico Power Company
P.O. Box 2943
Fort Worth, Texas 76113
Telephone: (817) 737-1386
Facsimile: (817-737-1333



William Templeman
Comeau, Maldegen, Templeman & Indall, LLP
141 East Palace Avenue
P. O. Box 669
Santa Fe, New Mexico 87504-0669
Telephone: (505) 982-4611
Facsimile: (505) 988-2987

STATE OF TEXAS }
} ss.
COUNTY OF TARRANT }

Joseph Hegwood, being first duly sworn, deposes and states as follows: I am Vice President & Controller of Texas-New Mexico Power Company (TNMP). I have read the foregoing 2004 Annual Report of Class I Transactions pursuant to NMPRC Rule 450 and the facts stated therein are true to the best of my knowledge.



Subscribed and sworn to before me by Joseph Hegwood on this 25 day of April, 2005.



Notary Public

My commission expires:

June 30, 2008


B. JAN ADKINS
Notary Public, State of Texas
My Commission Expires
June 30, 2008

Texas-New Mexico Power Company
Class I Transactions Report
TNP Enterprises, Inc. Transactions Detail
For the Year Ended December 31, 2004
(Amounts in $1,000's)

Account Number	Description	Debit	Credit
146	Receivables	2,404	
242	Payroll and Payroll related payable		801
232	Accounts Payable		1,503
455	Rent		100

To record charges incurred by Texas-New Mexico Power Company (TNMP) on behalf of TNP Enterprises (TNP).

Payroll is direct charged by TNMP employees as they work on TNP activities. Benefit charges will follow the payroll charged to these TNP activities. Administrative and general (A&G) expenses are direct charged whenever possible. Other A&G overhead expenses are billed to TNP based on a periodic work study of hours spent by TNMP employees on TNP activities and various other reasonable allocation methods.

Texas-New Mexico Power Company
Class I Transactions Report
First Choice Power Company Transactions Detail
For the Year Ended December 31, 2004
(Amounts in $1,000's)

Account Number	Description	Debit	Credit
146	Receivables	15,056	
242	Payroll and Payroll related payable		6,005
232	Accounts Payable		7,431
455	Rent		1,620

To record charges incurred by Texas-New Mexico Power Company (TNMP) on behalf of First Choice Power, L.P. and First Choice Power Special Purpose, L.P. , (collectively First Choice Power).

Payroll is direct charged by TNMP employees as they work on First Choice Power activities. Benefit charges will follow the payroll charged to these First Choice Power activities. Administrative and general (A&G) expenses are direct charged whenever possible. Other A&G overhead expenses are billed to First Choice Power based on a periodic work study of hours spent by TNMP employees on First Choice Power activities and various other reasonable allocation methods.

BEFORE THE NEW MEXICO PUBLIC REGULATION COMMISSION



COPY

TEXAS-NEW MEXICO POWER COMPANY
2004 ANNUAL REPORT OF CLASS II TRANSACTIONS
PURSUANT TO NMPRC RULE 450

Gary W. Boyle
TEXAS-NEW MEXICO POWER COMPANY
4100 International Plaza
P.O. Box 2943
Fort Worth, Texas 76113
Telephone: (817) 737-1386
Facsimile: (817) 737-1333

William Templeman
COMEAU, MALDEGEN, TEMPLEMAN & INDALL, LLP
141 East Palace Avenue
P. O. Box 669
Santa Fe, New Mexico 87504-0669
Telephone: (505) 982-4611
Facsimile: (505) 988-2987

TEXAS-NEW MEXICO POWER COMPANY
2004 ANNUAL REPORT

CLASS II TRANSACTIONS

Texas-New Mexico Power Company (TNMP) submits its Annual Report for 2004 concerning Class II transactions pursuant to NMPRC Rule 450 as follows:

(A) Affiliates of TNMP:

Company Name	Abbreviation	Description
William J. Catacosinos	WJC	Dr. Catacosinos is Managing Member of SW II Acquisition LLC
SW II Acquisition, LLC	SW II	Parent company of wholly owned Subsidiary, SW I Acquisition G. P., L.P. SW II is a Texas limited liability Company
S W I Acquisition G. P., L.P.	SW I	Parent company of wholly owned subsidiary, SW Acquisition L.P. SW I is a Texas limited partnership.
S W Acquisition, L.P.[1]	SW	Parent company of wholly owned subsidiary TNP Enterprises, Inc. SW is a Texas limited partnership.
TNP Enterprises, Inc.	TNP	Parent company of the wholly owned subsidiaries, Facility Works, Inc., First Choice Power, L.P., TNP Operating Company, Texas-New Mexico Power Company and TNP Technologies LLC.

1 For information concerning limited partners of SW Acquisition see January 18, 2000 Order of the Commission in Case No. 3103.

Facility Works, Inc.	FWI	A wholly owned subsidiary of TNP. FWI has discontinued its operations in the unregulated facility service and construction market.
First Choice Power, L.P.	FCP	A limited partnership that provides services to First Choice Power Special Purpose, L.P.
First Choice Power Special Purpose, L.P.	FCPSP	A limited partnership. FCPLP owns a 99.5% ownership interest.
First Choice Power GP, LLC	FCPGP	A limited liability company and general partner of First Choice Power, L.P.
First Choice Special Purpose GP, LLC	FCSPGP	A limited liability company and general partner of First Choice Power Special Purpose, L.P.
Texas Generating Company, L.P.	TGC	TNMP holds a 99% partnership interest in TGC. The remaining 1% is held by TGC II, which is wholly owned by TNMP.
Texas Generating Company II, LLC	TGC II	A wholly owned subsidiary of TNMP. TGC II owns a 1% partnership interest in TGC.
TNP Technologies LLC	TNPT	A wholly owned subsidiary of TNP. Engaged in activities related to development of power supply business.

The home office address for all of the affiliates, except WJC, SW II, SW I and SW is:

4100 International Plaza P.O. Box 2943
Fort Worth, Texas 76113

The home office address for WJC, SW II, SW I and SW is:

2 Robbins Lane, Suite 201
Jericho, New York 11753

On July 24, 2004, SW entered into a Stock Purchase Agreement with PNM Resources, Inc. (PNM Resources). If the Commission concludes that the acquisition of TNP's stock by PNM Resources is a Class II transaction, the details of the transaction are reflected in the Stock Purchase Agreement attached to the Application filed in Case No. 04-00315-UT on September 9, 2004. The prospective TNMP affiliates and their respective home office addresses, as a result of the transaction, are listed in Exhibit C to the Stipulation filed in Case No. 04-00315-UT on February 28, 2005.

(B) Investment in each affiliate:

TNMP's equity investment in affiliates is as follows:

WJC	Not Applicable
SW II	Not Applicable
SW I	Not Applicable
SW	Not Applicable
TNP	Not Applicable
FWI	Not Applicable
FCP	Not Applicable
FCPSPLP	Not Applicable
FCPGP	Not Applicable
FCSPGP	Not Applicable
TNPO	Not Applicable
TNPT	Not Applicable
TGC	$ -0-
TGC II	$ -0-

(C) Joint officers, directors, employees and facilities:

See answer to Item (J) for a listing of all Officers and Directors of TNMP and its affiliates. TNMP charges TNP and FCP monthly for the costs incurred directly or indirectly on behalf of those companies. Such costs related to TGC and TGC II are included in the allocation to Texas jurisdictional operations.

(D) All agreements or contracts required to implement and/or continue the Class II Transactions and any amendments thereto:

The merger agreement that resulted in the acquisition of TNP by SW is described in Case No. 3103 and was consummated in 2000. See the 2004 Annual Report of Class I Transactions filed simultaneously with the NMPRC for other agreements.

On June 1, 2004, Constellation Power Source, Inc. (Constellation) released TNMP from TNMP's guaranty of the obligation of FCP incurred in connection with FCP's certain power purchase agreement with Constellation. The Release of Guaranty between TNMP and Constellation, dated June 1, 2004, was the subject of the Notice of Class I Transactions filed with the Commission July 2, 2004, and was attached thereto as Exhibit B.

(E) **Summary and explanation of any transactions or agreements between TNMP and its affiliates, corporate subsidiaries or holding company:**

See answers to Items A and D and Commission Case Nos. 3103, 3603, 3643, 3672 and 03-00333-UT.

(F) **Allocation factors utilized, the dollar amounts involved, and an explanation of how the factors are computed, why that methodology is appropriate, and why the allocation is required:**

See the simultaneously filed 2004 Annual Report of Class I Transactions.

(G) **Explanation and justification of any changes to any part of TNMP's General Diversification Plan or representations made to the Commission in connection therewith:**

See the simultaneously filed 2004 Annual Report of Class I Transactions for details of transactions. See also the Notification of Information updating Texas-New Mexico Power Company's Amended General Diversification Plan attached as Exhibit C to the Stipulation filed with the Commission in Case No. 04-00315-UT on February 28, 2005.

(H) **Immediate and projected long-term (up to 5 years) impact of Class II transactions on TNMP's capital structure:**

As stated above, SW owns 100% of the shares of common stock of TNP, TNP owns 100% of the shares of common stock of TNMP, and TNMP owns 99% and 100% of the partnership interests in TGC and TGC II, respectively. TGC II owns the remaining 1% partnership interest in TGC. This should not have any impact upon TNMP's capital structure. TNMP's General Diversification Plans, which were approved by the Commission in Case Nos. 1886, 2173, 2247 and 3103, explain TNMP's corporate organization in detail and any anticipated impacts on TNMP's capital structure.

TNMP's prospective capital structure is described in the Notification of Information updating Texas-New Mexico Power Company's Amended General Diversification Plan attached as Exhibit C to the Stipulation filed with the Commission in Case No. 04-00315-UT on February 28, 2005.

In connection with the acquisition of TNP, PNM Resources intends to add TNMP as a borrower under its revolving credit facility. The revolving credit facility will be an unsecured credit facility with borrowing capacity equal to the lesser of a) $100 million or b) the unused facility total ($400 million) including PNM Resources and FCP, with an initial term up to sixty (60) months (expiration is November 2009). The potential obligations of TNMP under this Agreement and the other Credit Documents to which it may become a party are several and not joint. PNM Resources may, after one year, extend the term of the credit facility by one year.

(I) Identification and explanation of method by which Class II Transactions or any action relating thereto that has a utility accounting impact or will be accounted for by the utility:

TNMP utilizes the Uniform System of Accounts as prescribed by the Federal Energy Regulatory Commission. The salary and benefits of employees of TNMP providing services to TNP will be charged to TNP, as provided in the simultaneously filed 2004 Annual Report of Class I Transactions. Services provided by TNMP for TGC, TGC II, FCP and FWI are accounted for on the books of TNMP under its appropriate jurisdictional accounts. All services performed by TNMP for affiliates are in accordance with the agreements between TNMP and those affiliates, as set forth in the 2004 Annual Report of Class I Transactions simultaneously filed with the NMPRC.

(J) Names of the officers and managers of TNMP and its affiliates:

Officers, managers and directors listed below are as of March 9, 2005.

SW II ACQUISITION, LLC

Members
William J. Catacosinos
James W. Catacosinos
William W. Catacosinos

SW I ACQUISITION G.P., L.P.

The general partner is SW II, whose managing member is WJC.

SW ACQUISITION, L.P.

The general partner is SW I, whose general partner is SW II.

TNP ENTERPRISES, INC.

Officers

William J. Catacosinos	Chairman & Chief Executive Officer
Michael E. Bray	President & Chief Operating Officer
Theodore A. Babcock	Chief Financial Officer
Manjit S. Cheema	Treasurer
Kathleen A. Marion	Secretary

Directors
William J. Catacosinos, Chairman
Michael E. Bray

Gerald L. Brodsky
James T. Flynn
Kenneth S. Grossman
David Kehler
Leeam Lowin
James O'Brien
Steven Shulman

TEXAS-NEW MEXICO POWER COMPANY

Officers

Jack V. Chambers	Chairman, President & Chief Executive Officer
Scott Forbes	Senior Vice President & Chief Financial Officer
W. Douglas Hobbs	Senior Vice President & Chief Operations Officer
Melissa D. Davis	Vice President - Human Resources
Joel Ivy	Vice President – Technical Services
Neal Walker	Vice President – Market Operations
Michael Kennemer	Vice President – Audit Services
Michael D. Blanchard	Vice President & General Counsel
C. Adam Carte	Vice President & Treasurer
Joesph Hegwood	Vice President & Controller
Georgia Chambers	Chief Information Officer
Paul W. Talbot	Secretary
B. Jan Adkins	Assistant Secretary

Directors
Jack V. Chambers, Chairman
Michael E. Bray
Tim H. Carter
William J. Catacosinos
James T. Flynn
Leeam Lowin

FIRST CHOICE POWER, L.P. (F/K/A) FIRST CHOICE POWER, INC.

The general partner is FCPGP, LLC – (0.5% ownership interest). The limited partner is TNP Enterprises, Inc. – (99.5% ownership interest).

FIRST CHOICE POWER SPECIAL PURPOSE, L.P.

The general partner is FCSPGP, LLC – (0.5% ownership interest). The limited partner is First Choice Power, L.P. – (99.5% ownership interest).

FIRST CHOICE POWER GP, LLC
(General Partner of First Choice Power, L.P.

Officers

Manjit S. Cheema	President
Scott Forbes	Chief Financial Officer
Terry Beck	Vice-President – Sales & Marketing
Rita Beale	Vice President – Energy Services
John Menichini	Vice President – Customer Operations
Paul W. Talbot	Secretary

Managers

Michael E. Bray, Chairman
Jack V. Chambers
Theodore A. Babcock
William J. Catacosinos
Manjit S. Cheema
William W. Meadows

FIRST CHOICE SPECIAL PURPOSE GP, LLC
(General Partner of First Choice Power Special Purpose, L.P.)

Officers

Manjit S. Cheema	President
Scott Forbes	Chief Financial Officer
Terry Beck	Vice-President – Sales & Marketing
Rita Beale	Vice President – Energy Services
John Menichini	Vice President – Customer Operations
Paul W. Talbot	Secretary

Managers

Michael E. Bray, Chairman
Jack V. Chambers
Theodore A. Babcock
William J. Catacosinos
Manjit S. Cheema
William W. Meadows
Orlando Figueroa (Independent Manager designated by Constellation Power Source, Inc.)

TEXAS GENERATING COMPANY, L.P.

The general partner is TGC II - (1 % ownership interest). The limited partner is Texas-New Mexico Power Company - (99% ownership interest).

TEXAS GENERATING COMPANY II, LLC

Officers

(Vacant)	President
Manjit S. Cheema	Vice President
Paul W. Talbot	Secretary
(Vacant)	Treasurer

Managers

Jack V. Chambers, Chairman
Manjit S. Cheema
(Vacant)

FACILITY WORKS, INC.

Officers

Scott Forbes	President
Manjit S. Cheema	Vice President & Treasurer
W. Douglas Hobbs	Vice President
Michael D. Blanchard	Secretary
Rhonda L. Lenard	Assistant Secretary

Directors

Jack V. Chambers, Chairman
Michael D. Blanchard
Manjit S. Cheema

TNP OPERATING COMPANY

Officers

Jack V. Chambers	President
Manjit S. Cheema	Vice President & Treasurer
Michael D. Blanchard	Secretary

Directors

Jack V. Chambers, Chairman
Michael D. Blanchard
Manjit S. Cheema

TNP TECHNOLOGIES, LLC

Managers

Jack V. Chambers
Michael D. Blanchard
Manjit S. Cheema

Officers

Jack V. Chambers	President
Manjit S. Cheema	Vice President
Paul W. Talbot	Secretary

(K) Most recent Balance Sheet and Income Statement from each of the utility's

affiliates, corporate subsidiaries and holding company which have been provided to or are in the possession of the utility:

For each such company, see the attached exhibit:

COMPANY	EXHIBIT
SW Acquisition, L.P. and Subsidiaries (includes TNP Consolidated)	A
TNP Enterprises, Inc. and Subsidiaries (includes TNMP Consolidated and affiliates, FCP, TNPO and FWI)	B

(L) **Effect of the Class II transactions or any action related thereto on the financial performance of the utility and the utility's ability to provide reasonable and proper service at fair, just and reasonable rates:**

There has been no effect. See answers to Items (A), (C), (D) and (H).

(M) **All costs and fees related to the Class II transaction(s) and any necessary corporate restructuring:**

Costs and fees related to the Class II transactions described above are reported for accounting purposes as transactions between TNMP and TNP, FCP, TGC and TGC II which are also reported simultaneously in the 2004 Annual Report of Class I Transactions.

(N) **Year-by-year, annual five-year projection using pro forma financial statements showing the effects of the utility's decision to enter into Class II transactions compared with a decision not to enter into Class II transactions and showing the expected impact of the Class II transactions and their resulting effect on utility rates and/or other matters relating to the public interest:**

There has been no effect and none is expected. See answers to Items (A), (C), (D) and (H).

(0) **The end-of-year consolidated capital structure:**

Consolidated Capital Structure of
S W Acquisition, L.P. and Subsidiaries,
TNP Enterprises, Inc. and Subsidiaries and
Texas-New Mexico Power Company and Subsidiaries At December 31, 2004
(Amounts in $1,000's)
(Unaudited)

	SW	TNP	TNMP
Common equity (Members' capital)	$ (29,680)	$ (29,680)	$ 189,302
Preferred stock	187,878	187,878	-
Long-term debt (excludes current maturities)	800,256	800,256	415,569
Total Capitalization	$ 958,454	$ 958,454	$ 604,871

(P) **An explanation of how the utility's capital structure, cost of capital and ability to raise capital have been impacted by Class II transactions and their resulting effect:**

There have been no such effects.

(Q) **The amount of dollars transferred between the utility and each affiliate during the annual period and the purpose of each transfer:**

See below (amounts in $1,000's):

Transfers from TNMP to TNP

$ 6,000 Dividends on the common stock of TNMP, which is wholly owned by TNP.

For further transactions, please see the simultaneously filed 2004 Annual Report of Class I Transactions.

(R) **An explanation of how the utility's taxes and their calculation have been impacted, both on a stand-alone basis and consolidated basis, by Class II transactions and their resulting effect:**

TNP files a consolidated federal income tax return that includes the consolidated operations of TNMP and its subsidiaries pursuant to a tax sharing agreement as discussed in Case No. 3103. The amounts of income taxes recognized on TNMP's financial statements are computed as if TNMP and its subsidiaries filed a separate consolidated federal income tax return. See the 2004 Annual Report of Class I Transactions and its referenced exhibits also filed with the Commission.

(S) **A five-year, year-by-year projection of new utility capital requirements categorized and identified to the extent the utility is able and the projected sources and amounts of capital that will be used to meet these requirements:**

Projected Capital Requirements (Amounts in $1,000's) *

Description	2005	2006	2007	2008	2009
Transmission & Distribution	$ 35,200	$ 31,300	$ 31,800	$ 32,200	$ 32,700
General	2,600	2,600	2,600	2,600	2,600
Total Capital Requirements	$ 37,800	$ 33,900	$ 34,400	$ 34,800	$ 35,300

Projected Sources of Funds (Amounts in $1,000's) *

Description	2005	2006	2007	2008	2009
Cash Flows from Operations	$ 53,800	$ 65,800	$ 69,100	$ 63,600	$ 63,600

* TNMP defines new capital requirements as the construction of new utility plant. TNMP anticipates that these requirements will be funded through internally generated cash and cash on hand. This schedule does not include a projection of sources and requirements for other items, such as the retirement or issuance of new securities.

In connection with the acquisition of TNP, PNM Resources intends to add TNMP as a borrower under its revolving credit facility. The revolving credit facility will be an unsecured credit facility with borrowing capacity equal to the lesser of a) $100 million or b) the unused facility total ($400 million) including PNM Resources and FCP, with an initial term up to sixty (60) months (expiration is November 2009). The potential obligations of TNMP under this Agreement and the other Credit Documents to which it may become a party are several and not joint. PNM Resources may, after one year, extend the term of the credit facility by one year.

(T) An explanation of any impacts on new utility capital requirements from Class II transactions and their resulting effect:

As described in Case No. 3103, on April 7, 2000, ST Acquisition Corp., a Texas corporation (ST Acquisition) merged with and into TNP, the parent corporation of TNMP. Upon closing, each outstanding share of TNP's common stock that was outstanding at the effective time of the merger was automatically converted into the right to receive $44.00 in cash.

Prior to the merger, TNP common stock was traded on the New York Stock Exchange. As a result of the merger, TNP is no longer publicly held.

The merger occurred pursuant to an Agreement and Plan of Merger dated May 24, 1999, between TNP, ST Acquisition and SW, the parent of ST Acquisition (SW Acquisition). TNP is the surviving corporation in the merger. SW now holds all outstanding common stock of TNP.

This transaction was reported in the 2000 Annual Report of Class II Transactions.

TNMP's operations were not affected by this merger.

Also, see answers to Items (A), (D) and (H).

Dated: April , 2005

ATTORNEYS FOR
TEXAS-NEW MEXICO POWER COMPANY

By_______________________
Gary W. Boyle
Texas-New Mexico Power Company
P.O. Box 2943
Fort Worth, Texas 76113
Telephone: (817) 737-1386
Facsimile: (817) 737-1333



____
William Templeman
Comeau, Maldegen, Templeman & Indall, LLP
141 East Palace Avenue
P. O. Box 669
Santa Fe, New Mexico 87504-0669
Telephone: (505) 982-4611
Facsimile: (505) 988-2987

STATE OF TEXAS }
} ss.
COUNTY OF TARRANT }

Joseph Hegwood, being first duly sworn, deposes and states as follows: I am Vice President & Controller of Texas-New Mexico Power Company (TNMP). I have read the foregoing 2004 Annual Report of Class II Transactions pursuant to NMPRC Rule 450 and the facts stated therein are true to the best of my knowledge.



Subscribed and sworn to before me by Joseph Hegwood on this 25 day of April 2005.

B. Jan Adkins
Notary Public

My commission expires:
June 30, 2008


B. JAN ADKINS
Notary Public, State of Texas
My Commission Expires
June 30, 2008

S W ACQUISITION, L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Year Ended December 31, 2004
(In thousands)

OPERATING REVENUES	**$ 718,880**
OPERATING EXPENSES:	
Purchased power	364,024
Other operating and maintenance	186,419
Accrual for payment (credit) to TNMP	(48)
Depreciation and amortization	30,103
Taxes other than income taxes	29,166
Total operating expenses	**609,664**
OPERATING INCOME	**109,216**
INTEREST CHARGES, PREFERRED STOCK DIVIDENDS AND OTHER (INCOME) AND DEDUCTIONS	
Interest on long-term debt	62,157
Other interest and amortization of debt-related costs	5,050
Dividends on preferred stock of subsidiary and other	25,339
Carrying charges on regulatory assets (Note 3)	(32,006)
Other (income) and deductions, net	(1,874)
Total	**58,666**
INCOME BEFORE INCOME TAXES	**50,550**
Income tax expenses	28,317
INCOME BEFORE EXTRAORDINARY ITEM	**22,233**
Extraordinary item - disallowance of stranded costs, net of taxes	(97,836)
NET LOSS	**$ (75,603)**

S W ACQUISITION, L.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2004
(In thousands)

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	150,381
Special deposits		3,086
Accounts receivable, net		72,979
Federal income tax receivable		24,792
Materials and supplies, at lower of cost or market		1,505
Other current assets		5,658
Total current assets		258,401
UTILITY PLANT:		
Electric Plant		696,808
Construction work in progress		4,261
Total		701,069
Less accumulated depreciation		122,566
Net utility plant		578,503
LONG-TERM AND OTHER ASSETS:		
Other property and investments, at cost		1,273
Goodwill		270,213
Recoverable stranded costs		135,446
Regulatory tax assets		2,484
Deferred charges		45,617
Total long-term and other assets		455,033
	$	1,291,937

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES:		
Current maturities of long-term debt	$	1,125
Accounts payable		46,783
Accrued interest		15,071
Accrued taxes		17,395
Accrued payroll and benefits		1,664
Customers' deposits		8,435
Gas hedges		6,177
Other current liabilities		5,279
Total current liabilities		101,929
LONG-TERM AND OTHER LIABILITIES:		
Accumulated deferred income taxes		121,049
Accumulated deferred investment tax credits		2,326
Regulatory liability-accrued cost of removal		40,729
Deferred credits and other liabilities		67,450
Long-term debt, less current maturities		800,256
Redeemable cumulative preferred stock		187,878
Total long-term and other liabilities		1,219,688
MEMBERS' CAPITAL:		
Members' capital		100,000
Accumulated deficit		(124,096)
Accumulated other comprehensive income (loss)		(5,584)
Total members' capital (deficit)		(29,680)
COMMITMENTS AND CONTINGENCIES		
	$	1,291,937

TNP ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME (LOSS)
For the Year Ended December 31, 2004
(Amounts in Thousands)

	Texas-New Mexico Power Company Consolidated	First Choice Power Company	TNP Operating Company	TNP Enterprises, Inc.	Consolidating Entries	TNP Enterprises, Inc. Consolidated
OPERATING REVENUES	$ 269,665	$ 544,681	$ -	$ -	$ (95,466)	$ 718,880
OPERATING EXPENSES:						
Purchased power	76,017	288,007	-	-	-	364,024
Other operating and maintenance	72,621	202,193	1	7,070	(95,466)	186,419
Accrual for payment to TNMP	-	(48)	-	-	-	(48)
Depreciation of utility plant	29,691	408	-	4	-	30,103
Taxes other than income taxes	22,884	5,902	31	349	-	29,166
Total operating expenses	201,213	496,462	32	7,423	(95,466)	609,664
OPERATING INCOME (LOSS)	68,452	48,219	(32)	(7,423)	-	109,216
INTEREST CHARGES AND OTHER INCOME AND DEDUCTIONS						
Interest on long-term debt	25,855	-	-	36,302	-	62,157
Other interest and amortization of debt-related costs	2,836	370	-	1,844	-	5,050
Dividends on preferred stock and other	-	-	-	25,339	-	25,339
Carrying charges on regulatory assets	(32,006)	-	-	-	-	(32,006)
Other income and deductions, net	(1,267)	(492)	(67)	20,636	(20,684)	(1,874)
Total	(4,582)	(122)	(67)	84,121	(20,684)	58,666
INCOME (LOSS) BEFORE INCOME TAXES	73,034	48,341	35	(91,544)	20,684	50,550
Income taxes	26,391	17,854	13	(15,941)	-	28,317
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	46,643	30,487	22	(75,603)	20,684	22,233
Extraordinary item - disallowance of stranded costs, net of taxes	(97,836)	-	-	-	-	(97,836)
NET INCOME (LOSS)	$ (51,193)	$ 30,487	$ 22	$ (75,603)	$ 20,684	$ (75,603)

TNP ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2004
(Amounts in Thousands)

	Texas-New Mexico Power Company Consolidated	First Choice Power Company	TNP Operating Company	TNP Enterprises, Inc.	Facility Works, Inc.	Consolidating Entries	TNP Enterprises, Inc. Consolidated
ASSETS							
CURRENT ASSETS:							
Cash and cash equivalents	$ 65,759	$ 77,019	$ 281	$ 7,287	$ -	$ -	$ 150,346
Accounts receivable	30,398	54,418	-	(107)	201	(11,932)	72,978
Federal income tax receivable	28,794	472	(84)	(521)	-	(1,368)	27,293
Other current assets	6,236	1,267	-	238	-	-	7,741
Total current assets	131,187	133,176	197	6,897	201	(13,300)	258,358
UTILITY PLANT	850,750	5,432	-	31	-	(155,144)	701,069
Less: accumulated depreciation	276,081	1,613	-	16	-	(155,144)	122,566
Net utility plant	574,669	3,819	-	15	-	-	578,503
LONG-TERM AND OTHER ASSETS:							
Investments in subsidiary companies	-	-	-	260,228	-	(260,228)	-
Other property and investments, at cost	343	-	930	-	-	-	1,273
Goodwill	-	-	-	270,256	-	-	270,256
Recoverable stranded costs	135,445	-	-	-	-	-	135,445
Regulatory tax assets	2,484	-	-	-	-	-	2,484
Deferred charges	28,378	66	90	6,809	-	10,275	45,618
Total long-term and other assets	166,650	66	1,020	537,293	-	(249,953)	455,076
	$ 872,506	$ 137,061	$ 1,217	$ 544,205	$ 201	$ (263,253)	$ 1,291,937
CAPITALIZATION AND LIABILITIES							
CURRENT LIABILITIES:							
Current maturities of long-term debt	$ -	$ -	$ -	$ 1,125	$ -	$ -	$ 1,125
Accounts payable	15,649	42,059	-	1,008	-	(11,933)	46,783
Other current liabilities	29,385	18,302	63	7,420	219	(1,367)	54,022
Total current liabilities	45,034	60,361	63	9,553	219	(13,300)	101,930
LONG-TERM AND OTHER LIABILITIES:							
Accumulated deferred income taxes	138,249	(8,899)	-	(8,233)	(69)	-	121,048
Accumulated deferred investment tax credits	2,326	-	-	-	-	-	2,326
Regulatory liability-accrued cost of removal	40,729	-	-	-	-	-	40,729
Deferred credits	41,297	15,878	-	-	-	10,275	67,450
Long-term debt, less current maturities	415,569	-	-	384,687	-	-	800,256
Redeemable cumulative preferred stock	-	-	-	187,878	-	-	187,878
Total long-term and other liabilities	638,170	6,979	-	564,332	(69)	10,275	1,219,687
COMMON SHAREHOLDER'S EQUITY:							
Common stock	107	1	100	100,000	1	(209)	100,000
Other paid-in-capital	197,751	59,399	400	-	32,994	(290,544)	-
Retained earnings (deficit)	(6,795)	14,144	654	(124,096)	(32,944)	24,941	(124,096)
Accumulated other comprehensive loss	(1,761)	(3,823)	-	(5,584)	-	5,584	(5,584)
Total common shareholder's equity	189,302	69,721	1,154	(29,680)	51	(260,228)	(29,680)
	$ 872,506	$ 137,061	$ 1,217	$ 544,205	$ 201	$ (263,253)	$ 1,291,937

TEXAS-NEW MEXICO POWER COMPANY

NEW MEXICO LOAD FORECAST

Year	Total GWH Sales	MW (Peak)
2005	1200	244
2006	1201	244
2007	1212	246
2008	1222	248
2009	1233	250

FORM 1

New Mexico Jurisdictional Information
Year Ending December 31, 2004



COPY

Electric Company Name: Texas-New Mexico Power Company

Address: 4100 International Plaza
P.O. Box 2943
Fort Worth, Texas 76113

Phone Number: (817) 731-0099

Person Completing Form: Brian Dokken

Customer Class	Residential	Other	Total
Number of Customers	41,792	6,536	48,328
KWH Sales	245,616,000	842,207,000	1,087,823,000
Gross Revenues	$ 30,689,000	$ 73,679,000	$ 104,368,000
Avg. Annual KWH per Customer (1)	5,877	128,857	22,509
Avg. Annual Bill per Customer (2)	$ 734.33	$ 11,272.80	$ 2,159.58
Avg. Monthly Bill per Customer (3)	$ 61.19	$ 939.40	$ 179.96
Avg. Gross Revenue per KWH sold (4)	$ 0.12495	$ 0.08748	$ 0.09594

Directions for the completion of (1), (2), (3), (4):

(1) Divide KWH sales by number of customers.

(2) Divide gross revenues by number of customers.

(3) Divide (2) by 12 months.

(4) Divide gross revenues by KWH sales.

Texas-New Mexico Power Company's Annual Informational Financing Filing Pursuant To Code of Rules and Regulations 17 NMAC 1.2.51.1

Texas-New Mexico Power Company ("TNMP" or "Company"), a corporation organized under the laws of Texas and authorized to conduct business in New Mexico as a foreign corporation, and a public utility, subject to the jurisdiction of the New Mexico Public Regulation Commission ("NMPRC" or "Commission"), as set forth in the New Mexico Public Utility Act, files its Annual Informational Financing Filing for the Commission's information pursuant to the requirements of the Code of Rules and Regulations, Applications Relating to Securities, 17 NMAC 1.2.51.1.

1. A general description of the anticipated annual capital requirements for 2005 with an explanation of the amount that will be provided internally and the amount to be provided externally is as follows:

   a. Capital Requirements - $35.2 million for planned additions to utility plant.

   b. Estimated funds generated internally – 100%.

2. A general description of all known and projected securities to be issued, assumed, or guaranteed during the twelve month period between the filing of TNMP's 2005 Annual Report and the date its 2006 Report is due to be filed is as follows:

   a. TNMP intends to issue securitization bonds through a wholly-owned, bankruptcy-remote Special Purpose Entity related to its stranded costs resulting from the sale of TNP One (formerly its sole generating unit in Texas) under the rules of the Texas Electric Choice Act. TNMP anticipates that this issuance will occur in 2007, however, the possibility exists that it could occur during the reporting period required under this section. TNMP will have servicing responsibilities, but will not be subject to guaranteed payment obligations associated with this issuance.

   b. In connection with the acquisition of TNP, PNM Resources, Inc. (PNM Resources) intends to add TNMP as a borrower under its revolving credit facility. The revolving credit facility will be an unsecured credit facility with borrowing capacity equal to the lesser of a) $100 million or b) the unused facility total ($400 million) including PNM Resources and FCP, with an initial term up to sixty (60) months (expiration is November 2009). The potential obligations of TNMP under this Agreement and the other Credit Documents to which it may become a party are several and not joint. PNM Resources may, after one year, extend the term of the credit facility by one year.

   c. TNMP may continue to monitor market conditions for economic opportunities to refund securities and/or purchase outstanding securities on the open market.

3. TNMP's pro forma capital structure at December 31, 2005 would be approximately as follows (does not include the issuance of securitization bonds):

	($ Millions)	
Long-Term Debt	$ 415.9	65.8%
Common Equity	215.8	34.2%
Total Capital	$ 673.2	100.0%

4. List of all stock plans available to employees, investors, or consumers; the number of shares issued by the utility under each plan; and the proceeds to the utility therefrom and any discounts available.

   None.

5. Status of the securities described in the applications of the utility filed or approved during the reporting period preceding the period covered by the current report.

   None.

Respectfully submitted,

Adam Carte
Vice President & Treasurer
Texas-New Mexico Power Company
P.O. Box 2943
Fort Worth, Texas 76113

Dated:April ___, 2005

Docket No. 25721

ANNUAL REPORT FOR

FIRST CHOICE POWER SPECIAL PURPOSE, L.P.

REPORTING PERIOD OF CALENDAR YEAR 2004

REP CERTIFICATE NO. 10008

TABLE OF CONTENTS

ANNUAL REPORT

FOR

FIRST CHOICE POWER SPECIAL PURPOSE, L.P.

FOR REPORTING PERIOD OF CALENDAR YEAR 2004

FOR REP CERTIFICATE NO. 10008

PART A: COMPANY INFORMATION

1. **Legal Name of REP**: Provide the REPs legal name, which should be the name in which its certificate is issued.

   First Choice Power Special Purpose, Inc. is the name that appears on its issued certificate. It was converted from a corporation to a limited partnership on March 19, 2004 under the provisions and procedures set forth in the Texas Business Corporation Act and the Texas Revised Limited Partnership Act. See **Attachment A.1.** An application to amend the REP certification has been filed. Certificate No. 10008 was transferred from First Choice Power, Inc. to First Choice Power Special Purpose, Inc. pursuant to an order issued by the Commission on March 16, 2004 in Docket No. 29081.

2. **Other Trade or Commercial Names on Certificate**: List all names currently in effect.

   First Choice Power
   Certain Energy

3. **Person to Contact about this Annual Report**: Provide name, title, address, telephone number, facsimile transmission number, and e-mail address.

   Richard J. Kilar, Manager of Regulatory Analysis, 4100 International Plaza, Fort Worth, Texas 76109; 817-737-1324; 817-377-5515 (fax); rkilar@tnpe.com.

4. **Company Contact Information**: To the extent available for the following people or entities, provide name, title, street address, telephone number, customer service toll-free telephone number, facsimile transmission number, e-mail address, and Web site address for the certified REP. Provide the same information for all trade or commercial names on the certificate if the information is different than for the legal name on the REP certificate.

   a. Company Headquarters:

   4100 International Plaza, Fort Worth, Texas 76109

b. Texas Office:

4100 International Plaza, Fort Worth, Texas 76109

c. Agent for Service of Process:

Gary W. Boyle
Associate General Counsel
4100 International Plaza
Fort Worth, Texas 76109
817-737-1386
817-737-1333 (fax)
gboyle@tnpe.com

d. Customer Service Contact:

Sandra Phillips
Customer Operations
4100 International Plaza
Fort Worth, Texas 76109
817-737-1376
817-735-5731 (fax)
sphillips@firstchoicepower.com

e. Regulatory Contact:

Julia Garcia
Supervisor of Regulatory Affairs
4100 International Plaza
Fort Worth, Texas 76109
817-377-5583
817-377-5515 (fax)
jgarcia@tnpe.com

5. **Legal Structure**. Indicate whether the REP is now an Individual, Partnership, Limited Liability Company, Corporation, or Other (specify). If the REP is not an individual, list the state in which the REP is organized and the date of organization.

First Choice Power Special Purpose, L.P. ("FCPSP") is a Texas limited partnership created on March 19, 2004 upon the conversion of First Choice Power Special Purpose, Inc. from a corporation to a limited partnership under conversion provisions and procedures set out in the Texas Business Corporation Act and Texas Revised Limited Partnership Act. First Choice Power Special Purpose, Inc. was a Texas corporation incorporated on December 11, 2003.

6. **Officers.** Has there been a change since the REP's last Annual Report in the REP's Officers? If yes, or if this is the REP's first Annual Report, provide in full the name, title, address, telephone number, facsimile transmission number, and e-mail address for each of the officers, directors, and partners of the REP.

   See **Attachment A.2**.

7. **Affiliates.** Provide an organizational chart for the REP that delineates parent company, affiliates, and subsidiaries that provide utility related services. Has there been a change since the REP's last Annual Report in the REP's Affiliates? If yes, or if this is the REP's first Annual Report, provide in full the name and relationship of each affiliate and subsidiary that provides utility related services.

   See **Attachment A.3**.

PART B: SERVICE AREA

A REP's service area is defined as Option 1 or Option 2 during initial certification, but may be changed by amendment thereafter. The service area of an Option 1 REP is defined by geography, whereas the service area of an Option 2 REP consists of its list of sworn customers, each contracting for more than one megawatt of capacity.

1. For Option 1 REPS: Identify by zip code the areas in which the REP provided retail electric service to customers in Texas, pursuant to § 25.107(d)(1) and § 25.107(i)(4)(B).

   See **Attachment B.1**.

PART C: FINANCIAL REQUIREMENTS

Questions in Part C refer to the most recent reporting period, as well as to any subsequent period in which information relating to these questions is reasonably known and available to the REP.

Part C questions are applicable to both Option 1 and Option 2 REPs. The Commission anticipates that the documentation for responses to Questions 4(b), 4(c), and 7(b) are proprietary.

1. PUC SUBST. R. 25.107(i)(3)(B) requires a REP to report, within 10 days, any of the following events: (a) the loss of investment grade, or (b) a 5.0% decline in either the $50 million equity standard or the minimal $100,000 cash standard. Has the REP experienced such an event? If yes, list the date and docket number or proceeding in which the event was reported to the Commission, and provide a brief summary. If such

an event has not yet been reported to the Commission, provide a full description of the event and all supporting evidence.

No.

2. Has the REP, on any occasion, failed to timely remit invoiced charges to a transmission and distribution utility (TDU) pursuant to a statewide standardized tariff adopted by the commission in accordance with PUC SUBST. R. §25.214(TDU TARIFF)? If yes, provide an explanation, including if, how, and when the late payment was corrected. For purposes of this question, a "no" response is appropriate if protested payments with a TDU are less than 5.0% of the REP's monthly billings with the TDU. [§25.107(j)(8).]

No.

3. Has the REP been bankrupt, insolvent, or unable to meet its financial obligations on a reasonable and timely basis? If yes, provide an explanation, including if, how, and when the event was corrected. [§25.107(j)(7).]

No.

4. What minimum credit standard, and what corresponding financial evidence, is the REP currently using to meet the financial credit quality requirements of §25.107(f)(1)? Select from below the method of compliance and provide the specified documentation as attachments.

a. ______ **Investment Grade Credit Rating**: Provide third party verification of the most current credit rating(s) which are available for the REP, including a complete credit agency report if the credit rating has changed since the last reporting period. [§25.107(f)(1)(A)(i).]

b. __X__ **$50 Million in Equity** (Assets less Liabilities): Provide the most recent audited balance sheet, including related footnotes and auditor opinion, as well as any subsequent quarterly report(s) if the equityaccount has changed by more than 5.0%. [§25.107(f)(1)(A)(ii).]

See **Attachment C.1.**

c. ______ **Available Cash Resources of at least $100,000**: If the REP uses this cash resource option, reply to the following: [§25.107(f)(1)(A)(iii).]

i. Provide the highest monthly TDU billings, as well as the December billings if different. Also, provide third-party verification that cash resources equal to at least 40% of such TDU billings were available during each of those months.

ii. Has the amount of available cash resources fallen below the minimum requirement at any time? If yes, provide the TDU billings and the lowest balance of available cash resources for every month. (The minimum cash requirement is defined as the greater of $100,000 or 40% of monthly TDU billings.)

iii. Has the REP surpassed $250,000 in monthly TDU billings? If yes, did the REP file an affidavit of that fact within the required ninety (90) days? If such an affidavit was filed, provide the date and docket number of the filing; if no such affidavit was filed, provide an explanation.

5. Has either the type of minimum credit standard [§25.107(f)(1)(A)] or type of financial evidence [§25.107(f)(1)(C)] used to meet the standards for credit quality, as indicated in Question 4 above, changed since the last annual report? (Or, the REP may speak to changes since its initial certification if this is the REP's first annual report.) If yes, state the change and provide the docket number of the proceeding in which the REP requested this amendment to its certificate. If the REP has not requested an amendment, or if a request is now being reviewed by the Commission, provide an explanation.

   In Docket No. 29081, where the Commission authorized the transfer of REP Certificate No. 10008, First Choice Power, Inc. indicated that FCPSP would rely on the $50 million equity standard as evidence of meeting the financial requirements. The REP certificate was transferred on June 1, 2004.

6. Is the REP or its parent company publicly traded, or does it depend on a publicly traded company to meet its credit quality requirements? If yes, then the REP must make available the respective Form 10-K filed with the Securities and Exchange Commission (SEC), including any amendments filed with the SEC, as set out below:

   a. Attach the 10-K when filing the Annual Report or, if the current 10-K has already been provided to the Commission pursuant to another reporting requirement, provide the date and docket number of the prior filing; and,

      A copy of TNP Enterprises' Annual Report on Form 10-K for the year ended December 31, 2004 is attached as **Attachment C.1**.

   b. To facilitate public access to these SEC reports, provide a web site address at which an electronic version of the document can be obtained (regardless of whether the address belongs to the REP, the SEC, or another entity).

      TNP Enterprises, Inc., the parent company, has publicly traded debt that requires it to report financial results to the SEC. The 10-K and all of TNP Enterprises' other SEC filings can be viewed and downloaded without charge from the SEC's website, www.sec.gov. TNP's website, www.tnpe.com, provides a link to the SEC website.

7. Is the REP an Option 1 REP that takes customer deposits or advance payments? If yes, what evidence is the REP using to meet the financial requirements for customer protection, as required by §25.107(f)(2)? Select from below the method of compliance and provide the specified documentation as attachments.

   Yes.

   a. ______ **Investment Grade Credit Rating**: Provide third party verification of the most current credit rating(s) that are available for the REP, including a complete credit agency report if the rating changed since the last reporting period. If already provided elsewhere in this report, indicate that here.

   b. __X__ **Available Cash Resources**: Provide the highest amount of customer prepayments or deposits in any month, as well as the December amounts (if different). Also, provide third party verification of the amount of cash resources available during those months. If, during any month, the REP failed to maintain an excess of cash resources over customer prepayments or deposits, provide these data for every month.

   FCPSP designates this information as confidential and highly sensitive. The information requested is being provided separately under seal as confidential information. Counsel for FCPSP has reviewed the information sufficiently to state in good faith that this information merits the Highly Sensitive Protected Materials designation and that it is exempt from public disclosure under the Public Information Act, TEX. GOV'T CODE Ch. 552 under sections 552.101 and 552.110. Because these documents contain sensitive commercial and financial information that is recognized as confidential under PURA §32.101, they are exempt under section 552.101 and 552.110. Moreover, this information includes trade secret information exempt under section 552.110. The information used to develop this response constitutes information that is not widely available or known outside of FCPSP, is information that the parties have spent considerable time and effort in acquiring and analyzing, and such information and analysis would be of considerable value to competitors of FCPSP to the serious detriment of FCPSP.

8. Is the REP an Option 1 REP? If yes, has either the type of minimum credit standard [§25.107(f)(2)(A)] or type of financial evidence [§25.107(f)(2)(B)] used to meet the financial standards required for customer protection, as indicated in Question 7 above, changed since the last annual report? (Or, the REP may speak to changes since its initial certification if this is the REP's first annual report.) If yes, state the change and provide the docket number of the proceeding in which the REP requested an amendment to its certificate. If the REP has not requested an amendment, or if a request is now being reviewed by the Commission, provide an explanation.

FCPSP is an Option 1 REP. The financial standard required for customer protection has not changed since the last annual report.

9. Has the REP, on occasion, failed to meet the standards required by § 25.108(d) for the billing and collection of (securitized) transition charges? If yes, provide an explanation, including if, how, and when the event was corrected. [§25.107(f)(3)]

   No.

10. Is the REP an affiliate of a TDU on which the REP has relied for credit, investment, or financing arrangements in order to meet its financial resource standards? If yes, have there been any occasions in which the REP failed to comply with the Code of Conduct requirements controlling the relationship between itself and the affiliated TDU, as set out in §25.272(d)(7)? If yes, provide an explanation, including if, how, and when the event was corrected. [§ 25.107(f)(4)]

    FCPSP has not relied on an affiliated TDU for credit investment or other arrangements. FCPSP has complied with the Code of Conduct requirements controlling the relationship between it and TNMP.

11. To the best of its knowledge, is the REP aware of anything else, which would be pertinent to its financial qualifications as a REP operating in the State of Texas? Has the REP experienced any recent events, or does it anticipate any potential events before the next report, that would make future compliance unlikely? If yes to either of these, provide an explanation, including if, how, and when the event was corrected.

    No.

PART D: TECHNICAL REQUIREMENTS

Part D questions apply to Option 1 REPs. A REP must answer for its entire company, including all assumed names under which it operates. Any requests for information pertaining to a REP's "affiliate" includes that pertaining to a REP's "subsidiary".

1. As evidence of the ongoing technical and managerial resource requirements set out in §25.107(g), provide the following information for the reporting period:

   a. Who is the REP's qualified scheduling entity (QSE)?

      Constellation Energy Commodities Group ("Constellation") [formerly known as Constellation Power Source] provided QSE services to FCPSP in 2004.

b. Is the REP current with its ERCOT testing obligations? Provide documentation of the last testing completed with ERCOT.

Yes. See **Attachment D.1.**

c. Has the REP been in default with the load serving entity (LSE) agreement? If yes, provide an explanation of each such event and the corrective action taken.

No.

d. Has any other party alleged that the REP has violated ERCOT protocols or trading partner agreements? If yes, provide an explanation of each such event and the corrective action taken.

No.

e. How is the REP providing outage notification, as required by §25.107(g)(7)?

The customer is directly contacting the TDU.

2. For each third party on whom the REP depends to meet the requirements of §25.107(g), provide the third party's name, address, telephone number, type of service(s) provided, and date of agreement.

Constellation Energy Commodities Group
111 Market Place, Suite 500
Baltimore MD 21202
410-468-3851
Qualified Scheduling Entity Services
December 22, 2003

3. To show compliance with § 25.107(g)(5), provide documentation of at least one principal employee experienced in retail electric industry or a related industry when filing the REP's first annual report. In subsequent years, reference the first report if the person is still employed by the REP or update the information if the REP depends on a different employee for meeting this requirement.

Manjit Cheema is an officer of FCPSP experienced in the retail electric industry. His resume was previously submitted in the first and subsequent annual reports.

4. Has the REP had any certificate/license/permit suspended or revoked in any other state or by a federal authority? If yes, provide the (a) action type, (b) docket/citation number, and (c) court/agency. [§25.107(j)(11)].

No.

5. Provide evidence that the REP is in good standing with the Texas Comptroller of Public Accounts and is currently registered and has active status with the Texas Secretary of State. [VTCA Bus. & C., Chapter 36] [§25.107(g)(9)(B)]

   FCPSP, as a limited partnership, is not required to pay franchise taxes, and, accordingly, no evidence of account status is available form the Texas Comptroller of Public Accounts. See **Attachment D.2** for the certificate from the Texas Secretary of State.

6. For each aggregator with whom the REP conducted business, provide the aggregator's name, the aggregator's Commission registration number, and the date of the contract or agreement specifying the business arrangement. [§25.107(i)(4)(d)]

Registration No.	Name of Aggregator	Effective Contract Date
80052	Choice Energy	02/01/2003
80131	American Enerpower Inc	11/12/2002
80036	American PowerNet	07/29/2002
80037	Lower Power Bill	04/07/2003
80007	Brancheau Consulting	01/22/2002
80028	Bid Texas On-Line Inc	04/01/2002
80160	PowerTex Energy Services LLC	08/28/2003
80174	Professional Energy Management	10/27/2003
80031	Discount Energy Corporation	02/26/2002
80115	Gulf States Energy Inc	11/06/2002
80187	Independent Buyers' Co-Op	09/20/2004
80056	Fox Smolen and Associates Inc	04/22/2002
80142	Public Utility Brokers	08/03/2002
80021	Retail Energy Aggregators of Texas	05/12/2004
80129	Rapid Power Management	09/04/2002
80000	MH & KP Inc	04/24/2002
80081	TES Energy Services LP	07/19/2004
80097	Texxon Utilities LTD Co	10/09/2002
80008	Texen Power Company LLC	11/14/2002
80040	Vital Connections LLC	01/30/2002

7. Has the REP's certificate been transferred from any other person or entity? If yes, provide the Commission docket number in which such transfer was approved. [§25.107(i)(7)]

   The Commission approved the transfer of certificate number 10008 from First Choice Power, Inc. to FCPSP in Docket No. 29081 on March 16, 2004.

PART E: CUSTOMER PROTECTION REQUIREMENTS

Part E questions apply only to Option 1 REPs except that Option 2 REPs must answer Question 4, Items b. and c. A REP must answer for its entire company, including all assumed names under which it operates. Any requests for information pertaining to a REP's "affiliate" includes that pertaining to a REP's "subsidiary." NOTE: For the 2001 reporting period, a response to Question 5 is the only requirement for completion of Part E.

1. To demonstrate that staffing and employee training are adequate to meet service level commitments, as required by §25.107(g)(6), respond to each item below. The term "Customer Service" includes but is not limited to billing, service requests, service questions, and service orders unless otherwise specified.

   First Choice Power, L.P. ("FCP") provides personnel and administrative services to FCPSP under a services agreement. FCPSP does not have employees. The information provided in Section E concerning staffing and services refers to personnel and administrative services provided under this agreement.

   a. General

      i. Provide ratio of total staff to customers (annual average).

         The ratio of total staff (all employees excluding temporaries, shared services, call center outsourcing) to customers (annual average) is 1 staff member for every 1,251 customers.

      ii. Provide ratio of Customer Service staff to customers (annual average).

         The ratio of total of customer service staff (excludes temporaries and call center outsourcing) to customers (annual average) is 1 staff member for every 1,537 customers.

      iii. Provide calling customers' wait time in queue in Customer Service call centers (average).

         The calling customers' wait time in queue in the Customer Service call centers (average) is 78% < 30 seconds, 22% > 30 seconds.

      iv. Are script(s) required to be used in the marketing/sales and customer service areas?

         Yes.

      v. Are internal service objectives to monitor performance (i.e. corrective action plans, benchmarks) implemented?

         Yes.

b. Training for Marketing/Sales and Customer Service Staff Areas

i. Is training required?

Yes.

ii. Provide frequency (e.g., monthly, quarterly) of training per area.

Quarterly.

iii. Provide mode (e.g., live, video, book) of training per area.

Live presentation with written materials given to each participant.

iv. Provide type (e.g., conduct, performance) of training per area.

Performance; customer service; outage training; ERCOT training; Code of Conduct; affiliate standards of conduct; stress management; Door-to-Door training; contract administration procedures; Master Power Sales Agreement terms and conditions and the proper amendment procedures; www.salesforce.com; Texas Set 2.0.

v. Is training required for PUC Customer Protection rules?

Yes.

vi. Provide the number of staff that has received training in PUC Customer Protection rules.

The number of staff that has received training in PUC Customer Protection rules is 188.

2. Provide summary information of complaints filed against the REP, or the REP's utility related affiliates, with any state or federal regulatory agency in states other than Texas, including (a) REP or affiliate name, (b) state or federal regulatory agency, (c) total number of complaints, and (d) complaint types (e.g., local, customer service, unauthorized change of utility, unauthorized charge). [§25.107(g)(9)(B)]

There have been no complaints filed against FCPSP in states other than Texas or with any federal regulatory agency.

3. Has the REP, REP's utility-related affiliates, or REP's principals been penalized by any attorney general, state regulatory agency, or federal regulatory agency for violation of any deceptive trade or customer protection laws or regulations since the last application or Annual Report? If yes, provide the (a) violation type, (b) docket/citation number, and (c) court/agency. [25.107(g)(9)(D)]

No.

4. Has the REP or the REP's principals, officers or directors been convicted of any state or federal criminal laws or been found liable in a civil proceeding for fraud, theft larceny, deceit, or violations of any customer protection or deceptive trade laws in any state? If yes, provide the (a) violation type, (b) docket/citation number, and (c) court/agency. [§25.107(g)(9)(E)]

   No.

5. **For REPs that are not municipally owned utilities or electric cooperatives**: Report the following information for the reporting period, as required by P.U.C. SUBST. R. 25.491, by providing the information listed below in an electronically searchable format (such as Excel):

   a. The number of residential customers served, by nine-digit zip code and census tract, by month, to the extent that such zip code and census tract information is available.

      See **Attachment E.5** (CD-ROM)
      File name: E1_Annual_rpt_zip_summary.csv

   b. The number of written denial of service notices issued by the REP, by month, by customer class, by nine-digit zip code and census tract.

      None.

   c. The number and total aggregated dollar amount of deposits held by the REP, by month, by customer class, by nine-digit zip code and census tract.

      See **Attachment E.5** (CD-ROM)
      File name: E3_Annual_report_deposit_amt.csv
      E4_Annual_report_deposit_cnt.csv

   d. The number of complaints received by the REP from residential customers for the following categories by month, by nine-digit zip code and census tract:
      i. Denial of service;
      ii. Quality of service;
      iii. Unauthorized billing (cramming);
      iv. Unauthorized change of a REP (slamming)
      v. Accuracy of billing services; and
      vi. Collection and contract termination.

      See **Attachment E.5** (CD-ROM)
      File name: E5_complaints.csv

6. **For REPs subject to P.U.C. SUBST. R. 25.480:**[1] For the bill payment assistance programs required by P.U.C. SUBST. R. 25.480(g)(2), provide annual summary data for the reporting period for the following:

   a. the total amount of customer donations;

      Total amount of customer donations for 2004 is $8,458.35. The balance of customer donations as of December 31, 2004 is $25,565.47.

   b. the amount of money set aside for bill payment assistance;

      No amount of money has been set aside for bill payment assistance.

   c. the assistance agency or agencies selected to disburse funds to customers; and

      FCP is administering the fund on behalf of FCPSP. There are no assistance agencies selected to disburse funds to customers.

   d. the amount of money provided to each assistance agency to disburse funds to customers.

      No amount of money was provided to outside assistance agencies to disburse funds to customers.

PART F: FIVE PERCENT RESIDENTIAL SERVICE REQUIREMENT, PURSUANT TO PURA § 39.352(G)

When reporting for the three calendar years of 2002 through 2004, a REP must complete Part F of the Annual Report. (A REP does not need to complete Part F for the reporting period ending December 31, 2001.)

Completion of Part F will demonstrate compliance with PURA §39.352(g), which establishes a threshold residential load requirement for REPs during the first thirty-six months after retail electric competition began in Texas (January 1, 2002). PURA requires that a REP must meet a 5.0% residential load requirement if it serves an aggregate load in excess of 300 megawatts. PURA provides three methods for doing so.

Part F is applicable to both Option 1 and Option 2 REPs. Part F is arranged in the sequence of the steps necessary to accurately calculate compliance with PURA §39.352(g). Questions 1 and 2 are applicable to REPs that are either affiliated to a TDU or commonly owned (other REPs

[1] P.U.C. SUBST. R. 25.480 applies to a REP that is responsible for issuing electric service bills to retail customers, unless the REP is issuing a consolidated bill (both energy services and transmission and distribution services) on behalf of an electric cooperative or municipally owned utility. It does not apply to a municipally owned utility or electric cooperative issuing bills to its customers in its own service territory.

should reply "no"). Questions 3 and 4 are applicable to all REPs. Questions 5, 6, and 7 are applicable to any REP that answers "yes" to Question 4. The Commission anticipates that responses to Questions 3, 5, and 7 are proprietary.

Instructions for Questions 1 and 2. An affiliated REP or a commonly owned REP is subject to specific statutory limitations as to which of its service areas and corresponding load data are applicable to the calculations in Part F. See PURA § 39.352(g) and P.U.C. SUBST. R. 25.107(e)(3)(C). Once the REP determines the applicable service area, ***the same service area data must be used for all Part F calculations.***

1. **Affiliated REPs.** Is the REP an affiliated REP? If yes, describe the service area that meets the statutory and regulatory requirements as the basis for the Part F calculations.

   FCPSP is an affiliated REP. FCPSP is registered and certified to serve in the ERCOT system.

2. **Commonly Owned REPs.** Is the REP commonly owned or controlled by another entity, along with one or more other REPs? If yes, list the owner and the commonly owned REPs. Describe the service area that meets the statutory and regulatory requirements as the basis for the Part F calculations.

   On March 16, 2004, in Docket No. 29081, the Commission approved the transfer of First Choice Power, Inc.'s REP certificate to First Choice Power Special Purpose, Inc. On March 19, 2004 First Choice Power Special Purpose, Inc. was converted from a corporation to a limited partnership. FCP is FCPSP's sole limited partner, with a 99.5% partnership interest. FCPSP's general partner, First Choice Special Purpose GP, LLC (FCPGP), a Delaware limited liability company, owns a 0.5% partnership interest. FCP owns 100% of FCPGP. FCP, FCPSP, and FCPGP are all subsidiaries of TNP Enterprises, Inc., a Texas corporation. FCPSP is certified to provide services within ERCOT.

3. **Average Aggregate Load Calculation.** Provide the REP's highest average hourly demand for each of the months of June, July, August, and September of the current reporting period. Provide the average of these four amounts, which is known as the average aggregate load. Provide verification from the relevant independent organization(s) that the inputs to the aggregate load calculation are the appropriate scheduled generation amounts, as provided in §25.107(e)(3)(A).

Month	Megawatts
June	1,240
July	1,284
August	1,315
September	1,206
Average Aggregate Load	**1,261**

Source: The aggregated load data or adjusted metered load (AML) is posted on the ERCOT website at the QSE level. Constellation takes the AML and provides the data to the applicable REP's via load extracts.

4. **Threshold Determination**. Does the average aggregate load for the REP, computed in Question 3 above, exceed 300 megawatts?

   Yes.

5. **Megawatt hours sold.** If "yes" to Question 4 above, what is the total quantity of megawatt hours sold by the REP during the reporting period? Provide verification of these sales. Calculate and provide the number that is 5.0% of the total sales; this is the REP's residential service obligation.

   Total megawatt hours sold: 5,889,436 MWh (Source: Company's SEC 10-K for 2004)

   Residential service obligation: 5,889,436 x 5% = 294,472 MWh

6. **Compliance Method.** If "yes" to Question 4 above, does the REP use Method 1, Method 2, or Method 3 to meet its residential service obligation for the reporting period? (The methods are described in Question 7 below and established by § 25.107(e)(3)(B))

   Method 1.

7. **Proof of Compliance**. For the method indicated in Question 6 above, provide the proof specified below that 5.0% of the total quantity of megawatt hours the REP sold in the reporting period was supplied to residential customers.

   Method 1. The REP itself supplied 5.0% or more of the total quantity of megawatt hours it sold in the reporting period to residential customers. Provide supporting evidence that the number of megawatt hours sold by the REP to residential customers during the reporting period exceeded its 5.0% obligation.

   The total MWh sold to residential customers was 2,476,737. Residential sales comprised 42.1% of total sales. For supporting evidence, see **Attachment C.1,** page 50.

   Method 2. Another REP served sufficient qualifying residential load on this REP's behalf during the reporting period. Provide supporting evidence that another REP sold the number of megawatt hours listed in Question 3, to meet the 5.0% obligation of the REP filing this report, in addition to its own 5.0% residential service obligation.

Method 3. The REP paid an SBF obligation equal to $1 multiplied by the difference between the number of megawatt hours it sold to residential customers and the number of megawatt hours it was required to sell to such customers. Provide supporting evidence that the calculation of the SBF obligation is in accordance with §25.107(e)(3)(B)(iii). In addition, provide evidence that payment for the REP's SBF obligation has been made by wire transfer to the Comptroller's Office contemporaneously with filing this report.

AFFIDAVIT

STATE OF TEXAS §
COUNTY OF TARRANT §

1. My name is Scott Forbes. I am Chief Financial Officer of the reporting REP, First Choice Power Special Purpose, L.P.

2. I swear or affirm that I have personal knowledge of the facts stated in this REP Annual Report, that I am competent to testify to them, and that I have the authority to make this report on behalf of the reporting REP. I further swear or affirm that all of the statements and/or representations made in this report are true, complete, and correct. I swear or affirm that the reporting REP is not in material violation of any of the requirements of its certificate. I swear or affirm that, if any material violation of the requirements of its certificate occurred subsequent to the reporting period applicable to this Report, the reporting REP has notified the Commission of same. I swear or affirm that the reporting REP understands and will comply with all requirements of applicable law and rules.

3. I swear or affirm that any assertions of confidentiality regarding this response have been made with a good faith belief that an exception to public disclosure under Chapter 552 of the Texas Government Code applies to the information provided.



SCOTT FORBES
Chief Financial Officer
First Choice Special Purpose GP, L.L.C., General
Partner of First Choice Power Special Purpose, L.P.

SWORN TO AND SUBSCRIBED before me on the 27th day of May, 2005.



NOTARY PUBLIC in and for the
State of Texas


LINNY BLACKWELL
NOTARY PUBLIC
State of Texas
Comm. Exp. 03-05-2008

My commission expires 3-5-08

Attachment A.1

Articles of Conversion

First Choice Power Special Purpose, Inc. to First Choice Power Special Purpose, L.P.

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697


THE STATE OF TEXAS

Roger Williams
Secretary of State

Office of the Secretary of State

The undersigned, as Secretary of State of Texas, does hereby certify that the attached is a true and correct copy of each document on file in this office as described below:

FIRST CHOICE POWER SPECIAL PURPOSE, INC.
Filing Number: 800278866

Articles of Conversion — March 19, 2004

In testimony whereof, I have hereunto signed my name officially and caused to be impressed hereon the Seal of State at my office in Austin, Texas on April 26, 2005.


THE STATE OF TEXAS

Roger Williams
Secretary of State

Come visit us on the internet at http://www.sos.state.tx.us/
Phone: (512) 463-5555 Fax: (512) 463-5709 TTY: 7-1-1
Prepared by: BHENDRICKS Document: 88911540002

ARTICLES OF CONVERSION
OF
FIRST CHOICE POWER SPECIAL PURPOSE, INC.,
a Texas corporation

Pursuant to the provisions of Article 5.17 of the Texas Business Corporation Act (the "*TBCA*") and Section 2.15 of the Texas Revised Limited Partnership Act (the "*TRLPA*"), the undersigned converting entity certifies the following articles of conversion adopted for the purpose of affecting a conversion in accordance with the provisions of the TBCA and TRLPA.

1. The name of the converting entity is First Choice Power Special Purpose, Inc. The converting entity is a corporation organized under the laws of the state of Texas.

2. A Plan of Conversion (the "*Plan of Conversion*") was approved and adopted in accordance with the provisions of Article 5.17 of the TBCA providing for the conversion of First Choice Power Special Purpose, Inc., a Texas corporation (the "*Corporation*"), to First Choice Power Special Purpose, L.P., a Texas limited partnership (the "*Partnership*"). A copy of the Plan of Conversion is attached hereto as Exhibit A.

3. An executed copy of the Plan of Conversion is on file at the principal place of business of the Corporation at 4100 International Plaza, P.O. Box 2943, Fort Worth, Texas 76113 and, from and after the conversion, an executed copy of the Plan of Conversion will be on file at the principal place of business of the Partnership at 4100 International Plaza, P.O. Box 2943, Fort Worth, Texas 76113.

4. A copy of the Plan of Conversion will be furnished by the Corporation (prior to the conversion) or by the Partnership (after the conversion) on written request and without cost to any shareholder or partner, as applicable, of the Corporation or the Partnership.

5. The approval of the Plan of Conversion was duly authorized by all action required by the TBCA and by the Corporation's constituent documents.

6. As to First Choice Power Special Purpose, Inc., the approval of whose shareholders is required, the number of outstanding shares of each class or series of stock of such corporation entitled to vote, with other shares or as a class, on the Plan of Conversion is as follows:

Number and Class of Shares Outstanding	Number of Shares Voting For the Conversion	Number of Shares Voting Against the Conversion
1,000 shares of Common Stock	1,000 shares of Common Stock	0

7. The Partnership shall be responsible for all fees and franchise taxes due and owing by the Corporation, and it shall be obligated to pay such fees and franchise taxes if the same are not timely paid by the Corporation.

Remainder of Page Intentionally Left Blank.
Signature Page To Follow.

EXECUTED on the 19th day of March, 2004.

FIRST CHOICE POWER SPECIAL PURPOSE, INC.
a Texas corporation

By: M.S. Cheema

Name: Manjit S. Cheema
Title: President

EXHIBIT A

Plan of Conversion

PLAN OF CONVERSION
OF
FIRST CHOICE POWER SPECIAL PURPOSE, INC.,
a Texas corporation

As of the 19th day of March, 2004, First Choice Power Special Purpose, Inc., a Texas corporation, (the "*Corporation*") pursuant to the provisions of Article 5.17 of the Texas Business Corporation Act (the "*TBCA*") and Section 2.15 of the Texas Revised Limited Partnership Act, has approved and adopted the following Plan of Conversion (the "*Plan of Conversion*"):

WHEREAS, the Corporation, the converting entity, is a corporation organized and existing under the laws of the State of Texas;

WHEREAS, First Choice Power, Inc. a Texas corporation, holds all of the issued and outstanding shares of capital stock of the Corporation (collectively, the "*Shareholder*");

WHEREAS, the Corporation desires to continue its existence in the organizational form of a limited partnership;

WHEREAS, First Choice Power Special Purpose, L.P., the converted entity, is to be a limited partnership organized under the laws of the State of Texas (the "*Partnership*"); and

WHEREAS, the Shareholder deems it advisable that the Corporation convert to the Partnership on the terms and conditions hereinafter set forth.

NOW, THEREFORE, the Corporation does hereby prescribe these terms and conditions of said conversion and of carrying the same into effect as follows:

1. On the date that the Corporation's Articles of Conversion are filed with the Texas Secretary of State (the "*Effective Date*"), the Corporation shall be converted to the Partnership.

2. The manner of converting the outstanding shares of capital stock of the Corporation shall be as follows:

a. On the Effective Date,

(i) the Corporation shall be converted into a limited partnership;

(ii) all right, title and interest to all real estate and other property owned by the Corporation shall be assigned to and vested in the Partnership subject to any existing liens thereon;

(iii) all liabilities and obligations of the Corporation are hereby assigned to and assumed by the Partnership, which shall become the obligor thereof;

(iv) any action pending against the Corporation may be continued as if the conversion did not occur; and

(v) the conversion shall in all respects have the additional effects provided for in the TBCA.

b. On the Effective Date, First Choice Special Purpose GP, LLC shall become the general partner of the Partnership, and a one-half of one percent (0.5%) general partnership interest in the Partnership shall be issued to the general partner.

c. On the Effective Date,

(i) First Choice Power, Inc. shall become the limited partner of the Partnership and

(ii) all of the issued and outstanding shares of common stock of the Corporation owned by First Choice Power, Inc. shall be exchanged for a 99.5% limited partnership interest in the Partnership.

d. On the Effective Date, all outstanding shares of capital stock of the Corporation shall be canceled.

Remainder of Page Intentionally Left Blank. Signature Page(s) To Follow.

IN WITNESS WHEREOF, the undersigned has executed this Plan of Conversion as of the date first set forth above.

FIRST CHOICE POWER SPECIAL PURPOSE, INC.,
a Texas corporation

By: M. S. Cheema
Manjit S. Cheema, President

CERTIFICATE OF LIMITED PARTNERSHIP
OF
FIRST CHOICE POWER SPECIAL PURPOSE, L.P.,
a Texas limited partnership

1. Name of Partnership: First Choice Power Special Purpose, L.P.

2. Address of Principal Office: 4100 International Plaza
P.O. Box 2943
Fort Worth, Texas 76113

3. Name and Address of Registered Agent and Registered Office: M. D. Blanchard
4100 International Plaza
P.O. Box 2943
Fort Worth, Texas 76113

4. General Partner:

Name: First Choice Special Purpose GP, LLC

Address: 4100 International Plaza
P.O. Box 2943
Fort Worth, Texas 76113

5. Other Matters: The Limited Partnership is being formed pursuant to a plan of conversion that provides for the conversion of First Choice Power Special Purpose, Inc., a Texas corporation, to First Choice Power Special Purpose, L.P. First Choice Power Special Purpose, Inc. was a Texas corporation incorporated on December 11, 2003, and whose address is 4100 International Plaza, P.O. Box 2943, Fort Worth, Texas 76113. The General Partner has determined not to include any other matters.

Executed on the 19th day of March, 2004

GENERAL PARTNER:

FIRST CHOICE SPECIAL PURPOSE GP, LLC
a Delaware limited liability company



By: Paul W. Talbot
Secretary

CONSENT OF

FIRST CHOICE POWER, INC.

TO USE OF SIMILAR NAME

The undersigned, FIRST CHOICE POWER, INC., a Texas corporation, hereby unconditionally consents to the use of the name FIRST CHOICE POWER SPECIAL PURPOSE, L.P., a Texas limited partnership, to be used in connection with the conversion FIRST CHOICE POWER SPECIAL PURPOSE, INC., a Texas corporation, into a Texas limited partnership.

The undersigned hereby acknowledges that a copy of this Consent may be forwarded to the Office of the Texas Secretary of State for filing.

DATED: March 19, 2004

FIRST CHOICE POWER, INC.,
a Texas corporation

By: 

Name: Paul W. Talbot
Title: Secretary

Attachment A.2

Limited Partner of First Choice Power Special Purpose, L.P.

First Choice Power, L.P. (99.5% interest)

General Partner of First Choice Power Special Purpose, L.P

First Choice Special Purpose GP, LLC, a Delaware limited liability company (0.5% interest)

BOARD OF MANAGERS OF FIRST CHOICE SPECIAL PURPOSE GP, LLC

Jack V. Chambers
4100 International Plaza
Fort Worth, Texas 76109
817-737-1354
817-377-5577 (fax)
jchambers@tnpe.com

William J. Catacosinos
2 Robbins Lane, Suite 201
Jericho, NY 11753
516-933-3103
516-933-3108 (fax)
wcatacosinos@tnpe.com

Michael E. Bray, Chairman
4100 International Plaza
Fort Worth, Texas 76109
817-737-1325
817-377-5577 (fax)
mbray@tnpe.com

Orlando Figueroa*
Lord Securities, Inc.
46 Wall St.
New York, NY 10005
212-346-9000
212-346-9012 (fax)

William W. Meadows
777 Main street, Suite C-50
Fort Worth, Texas 76102-5333
817-820-8100
817-336-5944 (fax)
meadows@wrigg.com

Theodore A. Babcock
2 Robbins Lane, Suite 201
Jericho, NY 11753
516-933-3105
516-933-3108 (fax)
tbabcock@tnpe.com

Manjit S. Cheema
4100 International Plaza
Fort Worth, Texas 76109
817-737-1341
817-377-5577 (fax)
mcheema@tnpe.com

*Mr. Figueroa is designated as an Independent Manager pursuant to terms of FCPSP's purchased power arrangements.

Attachment A.2

OFFICERS OF FIRST CHOICE SPECIAL PURPOSE GP, LLC

Manjit S. Cheema
President
4100 International Plaza
Fort Worth, Texas 76109-4896
817-737-1341
817-377-5577 (fax)
mcheema@tnpe.com

Scott Forbes
Chief Financial Officer
4100 International Plaza
Fort Worth, Texas76109-4896
817-737-1304
817-737-1392 (fax)
sforbes@tnpe.com

Terry Beck
Vice-President - Marketing & Sales
4100 International Plaza
Fort Worth, Texas 76109-4896
817-377-5564
817-735-5731 (fax)
tbeck@firstchoicepower.com

Rita Beale
Vice-President - Energy Services
4100 International Plaza
Fort Worth, Texas 76109-4896
817-735-5793
817-735-5731 (fax)
rbeale@firstchoicepower.com

John Menichini
Vice-President - Customer Operations
4100 International Plaza
Fort Worth, Texas 76109-4896
817-735-5710
817-737-1384 (fax)
jmenichini@firstchoicepower.com

Paul Talbot
Secretary
4100 International Plaza
Fort Worth, Texas 76109-4896
817-737-1394
817-737-1333 (fax)
ptalbot@tnpe.com

Attachment A.3

TNP ENTERPRISES
CHART OF SUBSIDIARIES



TNP ENTERPRISES, INC.
REGULATED
NON-REGULATED
Texas-New Mexico Power Company
Texas Generating Company L.P.
Texas Generating Company II L.L.C.
Facility Works, Inc.
TNP Operating Company
TNPE-Magnus, L.L.C.
TNP Technologies, L.L.C.
First Choice Power, L.P.
First Choice Power GP, L.L.C.
First Choice Power Special Purpose, L.P.
First Choice Special Purpose GP, L.L.C.

First Choice Power, L.P. is a Texas limited partnership. TNP Enterprises is the sole limited partner with a 99.5% partnership interest and First Choice Power GP, LLC, a Delaware limited liability company, is the general partner, with a 0.5% partnership interest.

First Choice Power GP, L.L.C. is a Delaware limited liability company and wholly owned subsidiary of TNP Enterprises. It is the general partner of First Choice Power, LP.

First Choice Power Special Purpose, L.P. is a Texas limited partnership, of which First Choice Power, LP is the sole limited partner, with a 99.5% partnership interest, and First Choice Special Purpose, GP, LLC, a Delaware limited liability company, is the general partner.

First Choice Special Purpose GP, L.L.C. is a Delaware limited liability company and wholly owned subsidiary of First Choice Power GP, L.L.C., and is the general partner of First Choice Power Special Purpose, L.P.

Texas Generating Company, L.P. is a Texas limited partnership. Texas Generating Company, L.P owned TNP One, the Company's sole generating plant, prior to its sale in October, 2002.

Texas Generating Company II, L.L.C. is a Texas limited liability company. TNMP owns 100% of Texas Generating Company II, L.L.C.

TNP Operating Company (1,000 common shares owned by TNP Enterprises).

Facility Works, Inc. (100 common shares owned by TNP Enterprises).

Texas-New Mexico Power Company (10,705 common shares owned by TNP Enterprises).

TNP Technologies, L.L.C. and TNPE-Magnus, L.L.C. are both Texas limited liability companies, owned 100% by TNP Enterprises.

Unless otherwise indicated, all entities are Texas corporations wholly owned by TNP Enterprises.

Attachment A.3

1. TNP Enterprises, Inc. ("TNP"), a Texas corporation, owns 100% of Texas-New Mexico Power Company ("TNMP"), a Texas corporation, First Choice Power GP, LLC, ("FCPGP") a Delaware limited liability company, TNP Operating Company ("TNPO"), a Texas corporation, TNP Technologies, LLC ("TNPT"), a Texas limited liability company, and Facility Works, Inc. ("FWI"), and has a 99.5% partnership interest in First Choice Power, L.P., ("FCP"), a Texas limited partnership.

2. TNMP owns 100% of Texas Generating Company II, LLC ("TGCII"), a Texas limited liability company and a 99% partnership interest in Texas Generating Company, L.P. ("TGC"), a Texas limited partnership company.

3. First Choice Power, Inc. was converted from a corporation to a limited partnership in March 2004 under provisions in the Texas Business Corporation Act and the Texas Revised Limited Partnership Act. Prior to the conversion, First Choice Power, Inc. was wholly owned by TNP. TNP now owns a 99.5% partnership interest in FCP, and owns 100% of FCP's general partner, First Choice Power GP, LLC, a Delaware limited liability company ("FCPGP"). FCPGP owns a 0.5% partnership interest in FCP. FCP now provides administrative services to FCPSP under a services agreement.

4. In March 2004, in Docket No. 29081, the Commission approved the transfer of FCP's REP certificate to First Choice Power Special Purpose, L.P., a Texas limited partnership ("FCPSP"). FCP is FCPSP's sole limited partner, with a 99.5% partnership interest. FCPSP's general partner, First Choice Special Purpose GP, LLC, a Delaware corporation owns a 0.5% partnership interest. FCP owns 100% of First Choice Special Purpose, GP, LLC.

Attachment B.1

Zip Code Listing of Areas in which FCPSP provided
Retail Electric Service to Customers in Texas

75001	75002	75006	75007	75009	75010	75011	75013	75015
75019	75020	75021	75022	75023	75024	75025	75028	75029
75032	75034	75035	75038	75039	75040	75041	75042	75043
75044	75048	75050	75051	75052	75056	75057	75058	75060
75061	75062	75063	75065	75067	75068	75069	75070	75071
75074	75075	75076	75077	75078	75080	75081	75082	75087
75088	75089	75090	75092	75093	75094	75098	75101	75103
75104	75110	75114	75115	75116	75117	75119	75124	75125
75126	75132	75134	75135	75137	75138	75141	75142	75143
75146	75147	75148	75149	75150	75152	75154	75155	75156
75159	75160	75161	75165	75166	75167	75169	75172	75173
75180	75181	75182	75185	75189	75201	75202	75203	75204
75205	75206	75207	75208	75209	75210	75211	75212	75214
75215	75216	75217	75218	75219	75220	75223	75224	75225
75226	75227	75228	75229	75230	75231	75232	75233	75234
75235	75236	75237	75238	75240	75241	75243	75244	75247
75248	75249	75251	75252	75253	75254	75261	75287	75381
75407	75409	75412	75413	75414	75416	75417	75418	75422
75423	75424	75426	75428	75431	75432	75433	75434	75435
75436	75439	75440	75442	75446	75452	75453	75454	75459
75460	75462	75468	75472	75473	75474	75475	75479	75482
75483	75485	75487	75489	75490	75491	75495	75496	75684
75701	75702	75703	75704	75705	75706	75707	75708	75709
75751	75752	75756	75757	75758	75760	75762	75763	75766
75771	75782	75789	75790	75791	75801	75802	75803	75831
75833	75835	75840	75844	75849	75851	75855	75860	75901
75904	75937	75941	75949	75961	75963	75964	75965	75969
75976	75980	76001	76002	76006	76008	76009	76010	76011
76012	76013	76014	76015	76016	76017	76018	76020	76021
76022	76023	76027	76028	76031	76033	76034	76036	76039
76040	76043	76044	76048	76049	76050	76051	76052	76053
76054	76055	76058	76059	76060	76063	76065	76066	76067
76071	76073	76077	76078	76082	76084	76086	76087	76088
76092	76093	76102	76103	76104	76105	76106	76107	76108
76109	76110	76111	76112	76114	76115	76116	76117	76118
76119	76120	76123	76126	76131	76132	76133	76134	76135
76137	76140	76148	76155	76177	76179	76180	76201	76205
76208	76209	76210	76225	76226	76227	76233	76234	76240
76247	76248	76249	76250	76251	76252	76255	76258	76259
76261	76262	76265	76268	76271	76272	76301	76302	76303
76304	76305	76306	76308	76309	76310	76351	76354	76357

Attachment B.1

76363	76365	76366	76367	76370	76371	76372	76373	76374
76377	76384	76401	76424	76426	76427	76430	76431	76432
76433	76435	76436	76437	76442	76443	76444	76446	76448
76449	76450	76453	76454	76455	76457	76458	76459	76460
76462	76463	76464	76469	76470	76471	76472	76475	76476
76481	76483	76484	76487	76491	76501	76502	76503	76504
76513	76520	76522	76524	76528	76530	76531	76534	76537
76538	76540	76541	76542	76543	76548	76549	76554	76557
76559	76561	76567	76569	76570	76571	76574	76578	76579
76621	76626	76627	76629	76630	76631	76633	76634	76636
76638	76639	76640	76641	76642	76643	76645	76648	76649
76651	76652	76655	76656	76657	76661	76665	76667	76670
76671	76681	76689	76690	76691	76692	76693	76701	76702
76704	76705	76706	76707	76708	76710	76711	76712	76801
76802	76804	76821	76823	76837	76849	76859	76861	76878
76886	76901	76902	76903	76904	76905	76932	76933	76934
76936	76937	76939	76941	76943	76945	76950	76951	76958
77002	77003	77004	77005	77006	77007	77008	77009	77010
77011	77012	77013	77014	77015	77016	77017	77018	77019
77020	77021	77022	77023	77024	77025	77026	77027	77028
77029	77030	77031	77032	77033	77034	77035	77036	77037
77038	77039	77040	77041	77042	77043	77044	77045	77046
77047	77048	77049	77050	77051	77053	77054	77055	77056
77057	77058	77059	77060	77061	77062	77063	77064	77065
77066	77067	77068	77069	77070	77071	77072	77073	77074
77075	77076	77077	77078	77079	77080	77081	77082	77083
77084	77085	77086	77087	77088	77089	77090	77091	77092
77093	77094	77095	77096	77098	77099	77316	77336	77338
77339	77345	77346	77354	77355	77362	77365	77373	77375
77377	77379	77380	77382	77385	77386	77388	77389	77396
77401	77414	77417	77419	77420	77422	77423	77429	77430
77433	77434	77435	77437	77440	77441	77444	77447	77448
77449	77450	77451	77454	77455	77456	77457	77458	77459
77461	77463	77464	77465	77468	77469	77471	77474	77476
77477	77478	77479	77480	77483	77484	77485	77486	77488
77489	77493	77494	77502	77503	77504	77505	77506	77507
77510	77511	77512	77515	77517	77518	77520	77521	77530
77531	77532	77534	77535	77536	77539	77541	77545	77546
77547	77550	77551	77553	77554	77562	77563	77565	77566
77568	77571	77573	77577	77578	77581	77583	77584	77586
77587	77590	77591	77592	77598	77901	77904	77905	77951
77957	77962	77963	77968	77977	77978	77979	77983	77990
78011	78014	78016	78017	78022	78026	78040	78041	78043
78045	78046	78050	78052	78059	78061	78064	78065	78071
78076	78102	78107	78116	78118	78119	78140	78141	78146
78151	78164	78330	78332	78336	78339	78341	78343	78349
78351	78352	78353	78355	78357	78358	78359	78361	78362

Attachment B.1

78363	78368	78370	78372	78373	78374	78375	78376	78377
78379	78380	78382	78383	78384	78387	78389	78390	78393
78401	78402	78404	78405	78406	78407	78408	78409	78410
78411	78412	78413	78414	78415	78416	78417	78418	78471
78476	78478	78501	78503	78504	78516	78520	78521	78526
78535	78537	78538	78539	78541	78543	78547	78548	78549
78550	78552	78557	78558	78559	78560	78562	78565	78566
78569	78570	78572	78574	78575	78576	78577	78578	78579
78580	78582	78583	78584	78586	78589	78592	78593	78594
78595	78596	78597	78598	78621	78626	78634	78648	78660
78664	78680	78681	78717	78728	78801	78802	78828	78832
78833	78834	78836	78837	78839	78840	78852	78860	78870
78872	78873	78877	78880	78881	78934	78935	78943	79201
79225	79227	79229	79248	79252	79331	79370	79501	79502
79504	79505	79506	79508	79510	79511	79512	79520	79521
79525	79529	79533	79536	79541	79544	79545	79546	79547
79549	79553	79556	79560	79561	79562	79563	79567	79601
79602	79603	79604	79605	79606	79607	79608	79701	79703
79705	79706	79707	79714	79718	79719	79720	79730	79731
79734	79735	79739	79740	79742	79743	79744	79745	79752
79754	79756	79760	79761	79762	79763	79764	79765	79766
79770	79772	79777	79778	79780	79781	79782	79785	79788
79789	79830	79831	79832	79843	79845	79848		

Attachment C.1

2004 SEC Form 10-K

TNP Enterprises, Inc.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended DECEMBER 31, 2004

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

TNP ENTERPRISES, INC.

(Exact name of registrant as specified in its charter)

Texas	4100 International Plaza, P. O. Box 2943, Fort Worth, Texas 76113	Commission File
(State of incorporation)	(Address and zip code of principal executive offices)	Number: 002-89800
	Telephone number, including area code: 817-731-0099	75-1907501 (I.R.S. employer identification no.)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes \X\ No \ \

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. \X\

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes \ \ No \X\

TNP Enterprises, Inc. has no publicly traded shares of common stock outstanding.

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. $0.

TNP ENTERPRISES INC. AND SUBSIDIARIES (TNP)
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

Statement Regarding Forward Looking Information

The discussions in this document that are not historical facts, including, but not limited to, future cash flows and the potential recovery of stranded costs are based upon current expectations. Actual results may differ materially. Among the factors that could cause the results to differ materially from expectations are:

- the outcome of any appeals of the Public Utility Commission of Texas (PUCT) order in the stranded cost true-up proceeding;
- the results of any future regulatory proceedings, including risks and uncertainties relating to the receipt of outstanding regulatory approvals of the proposed acquisition of TNP Enterprises, Inc. (TNP) by PNM Resources, Inc. (the PNM Transaction);
- the payment of dividends by Texas-New Mexico Power Company (TNMP), First Choice Power, L.P. (FCP) or First Choice Power Special Purpose, L.P. (FCPSP) (FCP and FCPSP collectively, First Choice);
- the ability of First Choice to attract and retain customers;
- price fluctuations in the electric power and natural gas markets;
- changes to First Choice purchased power costs resulting from the ERCOT settlement process;
- changes in Electric Reliability Council of Texas (ERCOT) protocols;
- collections experience;
- the risks that the businesses of TNP and PNM Resources will not be integrated successfully after the PNM Transaction;
- the risk that the benefits of the PNM Transaction will not be fully realized or will take longer to realize than expected,
- the risk that TNP debt and preferred retirements will not occur as expected,
- the risk that disruption from the PNM Transaction will make it more difficult to maintain relationships with customers, employees, suppliers or other third parties,
- conditions in the financial markets relevant to the PNM transaction;
- interest rates;
- weather;
- changes in supply and demand in the market for electric power;
- market liquidity;
- the competitive environment in the electric and natural gas industries;
- state and federal regulatory and legislative decisions and actions;
- the effects of accounting pronouncements that may be issued periodically;
- insurance coverage available for claims made in litigation;
- general business and economic conditions;
- the outcome of legal proceedings and the performance of state, regional and national economies;
- and other factors described from time to time in TNP's reports filed with the Securities and Exchange Commission.

TNP wishes to caution readers not to place undue reliance on any such forward looking statements, which are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made.

PART I

Item 1. BUSINESS

Introduction

TNP Enterprises Inc. (TNP), is a holding company that conducts its principal operations through its wholly-owned subsidiaries, Texas-New Mexico Power Company (TNMP), First Choice Power, L.P. (FCP) and First Choice Power Special Purpose, L.P. (FCPSP) (FCP and FCPSP collectively, First Choice). TNP has been wholly owned by SW Acquisition, L.P., (SW Acquisition) since April 7, 2000, the date of the closing of a merger transaction between TNP and ST Acquisition Corp (the ST Corp. Merger).

TNMP is a regulated utility operating in Texas and New Mexico. In Texas, it is a regulated utility engaged solely in the transmission and distribution of electricity. Its transmission and distribution network serves 85 municipalities and adjacent suburban and rural areas throughout its operating regions. Its operating regions include suburbs of Houston, Dallas and Galveston and rural areas throughout central, north and west Texas. Its Texas customers are retail electric providers operating within those areas. In New Mexico, it provides integrated electricity services in portions of southern New Mexico under traditional cost of service regulation, including transmitting, distributing, purchasing and selling electricity to New Mexico customers. It serves the load of its New Mexico customers under a long-term wholesale power contract with Public Service Company of New Mexico. Traditional cost-of-service regulation is a method of regulation that sets rates that TNMP can charge to its electricity customers based upon its cost of providing that service. The cost of providing that service includes a return of and on the capital that TNMP has invested and dedicated to providing electric service. TNMP's predecessor was organized in 1925.

First Choice is a certified retail electric provider operating in Texas, which allows it to provide electricity to residential, small commercial and large commercial, industrial and institutional customers. First Choice performs all activities in Texas with Texas retail customers, including acquiring new retail customers, setting up retail accounts, handling customer inquiries and complaints, and acting as a liaison between the transmission and distribution companies and retail customers. First Choice was organized in 2000 to act as TNMP's affiliated retail electric provider, as required by the Texas Electric Choice Act, the legislation that established retail competition in Texas (also known as Senate Bill 7).

First Choice consists of FCP and FCPSP. FCP converted from a corporation to a limited partnership in March 2004. On June 1, 2004, FCP established FCPSP, a wholly owned bankruptcy remote special purpose entity in connection with its power supply arrangement with Constellation Energy Commodities Group, Inc. (formerly known as Constellation Power Source, Inc.)(Constellation). FCPSP holds First Choice's retail electric provider certificate issued by the Public Utility Commission of Texas (PUCT), all customer contracts and wholesale power and gas contracts previously held by FCP, with the exception of certain financial instruments held for hedging purposes. FCP provides personnel, operational and management services to FCPSP under a services agreement.

Prior to January 2002, TNMP provided integrated electricity services in Texas. In January 2002, it transferred its Texas retail operations to FCP. Through December 31, 2001, TNMP operated as an integrated electric utility in Texas, generating, transmitting and distributing electricity to customers in its Texas service territory. On January 1, 2002, with the advent of the deregulation of the generation and supply markets pursuant to Senate Bill 7, FCP began to provide retail electric service to all TNMP customers that did not select another retail provider and to customers that chose FCP to provide them with electric service. All classes of customers of most investor-owned Texas utilities can choose their retail electric provider. Municipal utilities and electric cooperatives may participate in the competitive marketplace, but to date, none have chosen to do so.

TNMP has two subsidiaries, Texas Generating Company, L.P. (TGC) and Texas Generating Company II, LLC (TGCII), whose predecessors were formed in the late 1980s to facilitate the financing of the construction of TNP One, TNMP's sole power generation facility. TNMP, TGC and TGCII held title to TNP One until May and June 2001. At that time TNMP converted TGC and TGCII to their present forms, and consolidated the ownership of TNP One into TGC to comply with the provisions of Senate Bill 7. TNMP and TGC sold TNP One in October 2002. As a result of the sale, TGC and TGCII neither own property nor engage in any operating activities.

TNP and TNMP are Texas corporations. FCP and FCPSP are each Texas limited partnerships. FCP's general partner, First Choice Power GP, LLC, and FCPSP's general partner, First Choice Special Purpose GP, LLC, are each Delaware limited liability companies. TGC is a Texas limited partnership and TGC II is a Texas limited liability company. The executive offices of TNP, TNMP, FCP, FCPSP, TGC and TGC II are located at 4100 International Plaza, P.O. Box 2943, Fort Worth, Texas 76113 and the telephone number is (817) 731-0099. TNP also has an executive office located at 2 Robbins Lane, Suite 201, Jericho, NY 11753, with the telephone number (516) 933-3100. Unless otherwise indicated, all financial information in this report is presented on a consolidated basis.

Proposed PNM Resources, Inc., Acquisition of TNP Enterprises, Inc.

On July 24, 2004, SW Acquisition, L.P., the sole holder of TNP common stock, entered into an agreement (Stock Purchase Agreement) to sell all of the outstanding common stock of TNP to PNM Resources, Inc. (PNM Resources) for approximately $189 million comprised of equal amounts of PNM Resources common stock and cash. PNM Resources will also assume approximately $835 million of TNP's net debt and senior redeemable cumulative preferred stock (preferred securities).

Under the terms of the agreement, TNP's common shareholder will receive consideration, consisting of approximately 4.7 million newly issued PNM Resources shares and the remainder being paid in cash, subject to closing adjustments. PNM Resources shares were valued at $20.20 on the date the agreement was entered into. The final sale price will be based on the share price on the day of closing. PNM Resources shares closed at $26.24 on February 28, 2005. The existing indebtedness and preferred securities at TNP will be retired. All debt at TNMP, TNP's wholly-owned electric utility subsidiary, will remain outstanding.

Based on the number of common shares outstanding on a fully diluted basis and taking into account additional equity issuances, following the transaction, PNM Resources' shareholders would own 94 percent of PNM Resources' common equity, and TNP's shareholders would own approximately 6 percent.

The transaction is subject to certain conditions, including, to the extent they are required, receipt of necessary orders or other actions by the Public Utility Commission of Texas (PUCT), the New Mexico Public Regulation Commission (NMPRC), the Federal Energy Regulatory Commission (FERC), the Securities and Exchange Commission (SEC) and clearance under applicable federal anti-trust statutes. Information regarding the approval status in each jurisdiction is as follows:

Texas. On September 9, 2004, TNMP and PNM Resources filed a joint application with the PUCT seeking a finding that the acquisition is consistent with the public interest. Various parties intervened in the proceeding. In February 2005, TNMP and PNM Resources filed a stipulation settling all issues in the acquisition docket and providing for rate reductions by TNMP, timing of the 60-day rate review and effective dates for the resulting rates, extension or renewal of certain service quality and reliability commitments, a synergy savings rate credit to be effective after closing, and a finding that the acquisition is consistent with the public interest. Various parties, including the staff of the PUCT executed the stipulation and all parties agreed not to oppose its approval. Management expects the PUCT to find the acquisition to be consistent with the public interest and implement the stipulation no later than April 2005. See Note 3 – Regulatory Matters - Texas for additional information associated with the settlement.

New Mexico. On September 9, 2004, TNMP and PNM Resources filed a joint application with the NMPRC seeking approval of the acquisition. Various parties intervened in the proceeding. In February 2005, TNMP and PNM Resources filed a stipulation settling all issues in the acquisition docket including rate reductions by TNMP over five years, the sharing of synergy savings with customers of TNMP and various PNM Resources subsidiaries, and the agreement of the parties that the acquisition should be approved. Management expects that the NMPRC will approve the acquisition settlement in the second quarter of 2005. See Note 3 – Regulatory Matters – New Mexico for additional information associated with the settlement.

FERC. On December 23, 2004, TNMP and PNM Resources filed a joint application requesting approval of the acquisition. On January 28, 2005, El Paso Electric Company (EPE) filed a protest to the acquisition stating that EPE needed more information on competitive issues before the application could be approved. Xcel Energy also filed a motion to intervene in the matter but did not protest approval of the transaction. On March 2, 2005, FERC issued an order, rejecting EPE's protest and approving the acquisition.

SEC. During the second quarter of 2005, TNP expects that PNM Resources will file for all required action needed for approval of the acquisition by the SEC.

Federal Trade Commission. On February 2, 2005, PNM Resources received anti-trust clearance under the Hart-Scott-Rodino Act from the Federal Trade Commission.

The transaction is also subject to certain rights of termination by each party, including rights of termination in the event that required regulatory action is denied or not received. The Stock Purchase Agreement may also be terminated if the closing has not occurred on or prior to December 31, 2005.

TNMP's Service Areas

TNMP serves a market niche of smaller- to medium-sized communities. TNMP provides electric service, either directly or through retail electric providers, to more than 255,000 customers in 85 Texas and New Mexico municipalities and adjacent rural areas. Only three of the 85 communities in TNMP's service territory have populations exceeding 50,000. TNMP's service territory is organized into two operating areas: Texas and New Mexico. In most areas that TNMP serves, it is the exclusive provider of transmission and distribution services.

Texas

TNMP's Texas territory consists of three non-contiguous areas. One portion of this territory extends from Lewisville, which is approximately 10 miles north of DFW International Airport, eastward to municipalities near the Red River, and to communities north, west and south of Fort Worth. A second portion of its territory includes the area along the Texas Gulf Coast between Houston and Galveston, and a third includes areas of far west Texas between Midland and El Paso. In Texas, TNMP provides transmission and distribution service, through retail electric providers, to a variety of entities, including customers engaged in the agricultural, food processing, oil and gas, petrochemical, and tourism industries.

TNMP's Texas operations lie entirely within the Electric Reliability Council of Texas (ERCOT) region. ERCOT is the independent system operator that is responsible for maintaining reliable operations of the bulk electric power supply system in the ERCOT region, which is located entirely within Texas and serves about 85 percent of the electrical load in Texas.

New Mexico

TNMP's non-contiguous New Mexico service territories include areas in southwest and south central New Mexico. TNMP engages in the transmission, distribution, purchase and sale of electricity to residential customers and a variety of commercial and industrial entities, including customers engaged in mining and agriculture, with copper mines as the major industrial customer.

Franchises and Certificates of Public Convenience and Necessity

Texas and New Mexico laws do not require an electric utility to execute a franchise agreement with a municipality to be entitled to provide or continue to provide electrical service within the municipality. A franchise agreement does, however, document the mutually agreeable terms under which the service will be provided within a municipality. TNMP holds 79 franchises with terms ranging from 15 to 50 years, three franchises with five year terms, one franchise with a ten year term and two franchises with indefinite terms from the 85 municipalities to which TNMP provides electric service. These franchises will expire on various dates from 2005 to 2039. Three Texas franchises, Sweeny, Lewisville, and Texas City, and one New Mexico franchise, Silver City, are scheduled to expire in 2005. These franchises account for approximately 21 percent of total company revenues. The Texas City franchise is currently renewed on a month-to-month basis. TNMP intends to negotiate and execute new or amended franchise agreements with these municipalities to be effective before the existing franchises expire. The sales within the 85 franchises currently contribute approximately 64 percent of TNMP's total revenues. The remainder of TNMP's revenues are earned from service provided to facilities in TNMP's service area that lie outside the territorial jurisdiction of the municipalities with which TNMP has franchise agreements.

TNMP also holds PUCT certificates of public convenience and necessity covering all Texas areas that it serves. These certificates include terms that are customary in the public utility industry. TNMP generally has not been required to have certificates of public convenience and necessity to provide electric service in New Mexico. In both Texas and New Mexico, TNMP is the exclusive transmission and distribution provider in nearly all of the areas it serves.

First Choice's Service Areas

First Choice had approximately 219,000 customers in Texas as of December 31, 2004. This number consists of approximately 163,000 price-to-beat customers and 56,000 customers (residential, commercial, and aggregated municipalities) acquired through competition. The price-to-beat customers are former customers of TNMP that have chosen to remain with First Choice, TNMP's affiliated retail electric provider. First Choice focuses its competitive customer acquisition efforts in the major metropolitan areas that are open to electric choice within ERCOT, including Dallas-Fort Worth, Houston, Corpus Christi, and McAllen-Harlingen. First Choice is one of 15 retail electric providers competing for mass market customers (residential and small commercial), and one of 59 retail electric providers competing for large commercial, and aggregated municipal customers. At December 31, 2004, First Choice's gigawatt-hour (GWH) sales market share in competitive regions of ERCOT was approximately 2.9 percent.

ERCOT

TNMP and First Choice are both members of ERCOT. The ERCOT independent system operator, or ISO, is responsible for maintaining reliable operations of the bulk electric power supply system in the electric market served by ERCOT. Its responsibilities include ensuring that information relating to a customer's choice of retail electric provider is conveyed in a timely manner to anyone needing the information. It is also responsible for ensuring that electricity production and delivery are accurately accounted for among the generation resources and wholesale buyers and sellers in the ERCOT region. The ERCOT ISO does not operate a centrally dispatched pool and does not procure energy on behalf of its members other than to maintain the reliable operation of the transmission system. The ERCOT ISO also serves as agent for procuring ancillary services for those who elect not to secure their own ancillary services requirements.

Members of ERCOT include retail customers, investor and municipal owned electric utilities, rural electric cooperatives, river authorities, independent generators, power markets and retail electric providers. The electric market served by ERCOT operates under the reliability standards set by the North American Electric Reliability Council. The PUCT has primary jurisdictional authority over the electric market served by ERCOT and the reliability of electricity across Texas' main interconnected power grid.

Seasonality of Business

First Choice experiences increased sales and operating revenues during the summer months as a result of increased air conditioner usage in hot weather. In 2004 approximately 41 percent of First Choice's consolidated annual revenues were recorded in June, July, August, and September.

TNMP's sales and operating revenues remain relatively constant throughout the year. A significant portion of TNMP's revenues are based on customer peak loads which are set annually and do not fluctuate with monthly Kilowatt-Hour (Kwh) consumption. TNMP's quarterly revenues were 23 percent, 24 percent, 28 percent and 25 percent of total revenues for the 1st, 2nd, 3rd and 4th quarters of 2004, respectively.

Sources and Cost of Energy

First Choice

First Choice assumed the energy supply activities of TNMP in Texas on January 1, 2002. The competitive market created under the provisions of Senate Bill 7 contains no provisions for the specific recovery of fuel and purchased power costs, although First Choice can request that the PUCT change the price-to-beat twice a year to recognize changes in natural gas prices. Also, as discussed in Note 3, 60 days following the issuance of a final stranded cost true-up order, TNMP is required to make a rate review filing. Under the Texas acquisition settlement described in Note 2, shortly before the PUCT's order in TNMP's 60-day rate case review becomes final, the PUCT will adjust First Choice's fuel factor portion of the price-to-beat downward if natural gas prices are below the prices embedded in the then-current factor. As a result of these competitive market conditions, changes in the market prices of fuel and purchased power will affect First Choice's operating results. To manage this risk, First Choice has established a strategy to mitigate the effects of changing prices.

Strategy for Mitigating Fluctuation in Costs of Energy Supply. In 2003, First Choice and Constellation executed a three-year power supply agreement that resulted in Constellation being the primary supplier of power for First Choice's customers, both price-to-beat and competitive. The Constellation agreement allows First Choice to execute a risk management policy that establishes limits upon the amount of risk that First Choice may assume. First Choice's basic strategy is to minimize its exposure to fluctuations in market energy prices by matching fixed price sales contracts with fixed price supply. In addition, First Choice can use its ability to change the price-to-beat fuel factor to mitigate fluctuations in the cost of its price-to-beat energy supply and use various financial instruments to hedge against the risk of adverse changes in natural gas prices.

Benefits Provided by Constellation Agreement. As part of the agreement, and as discussed in Note 12, First Choice granted a security interest in its accounts receivable to Constellation, which has provided First Choice with sufficient credit for its operations. As a result, First Choice has secured supply to serve all of its forecasted commitments to existing price-to-beat and competitive customers through 2006. First Choice has secured fixed price supply for fixed price sales contracts for approximately 86 percent of its competitive load through 2006. For the remaining competitive load, First Choice has secured supply at rates that fluctuate with natural gas prices. First Choice has the ability, on 45 days notice, to change the rate billed to these competitive customers. First Choice has locked in prices for price-to-beat customers' supply through May 2005, and has secured the remaining supply to serve its forecasted commitments to price-to-beat customers through 2006 at prices that currently vary with monthly natural gas prices. To mitigate the risk of changes to monthly natural gas prices, First Choice has the ability to file with the PUCT to change the price-to-beat twice each year, in the event of significant changes in natural gas prices, or use financial instruments, as discussed previously.

Load Forecasting Risks. First Choice's load fluctuates continuously due to among other things, customer additions and losses, changes in customers' usage, severe or unexpected weather and timing of customer switching. First Choice continually monitors and revises its load forecast to account for changing customer loads (both price-to-beat and competitive). First Choice develops short-term load forecasts to identify short-term load surpluses and shortages, and to ensure that hedges are in place to cover expected sales. To the extent these short-term load forecasts identify shortages, First Choice covers shortages through short-term power purchases or through purchases on the ERCOT balancing market.

The power supply agreement with Constellation resulted in Constellation assuming weather related risks. First Choice retained the risks associated with customer attrition.

New Mexico

TNMP purchases all electricity for its New Mexico customers' needs and energy-scheduling services under terms of a long-term wholesale power contract with Public Service Company of New Mexico (PNM). Purchases under the contract are at fixed rates to provide price stability to TNMP's New Mexico customers. The contract extends through December 2006. PNM is a wholly-owned subsidiary of PNM Resources.

To maintain a reliable power supply for its New Mexico customers and to coordinate interconnected operations, TNMP is a member of the Western Electricity Coordinating Council.

New Mexico Purchased Power Recovery. TNMP is allowed to recover all New Mexico purchased power costs through a Fuel and Purchased Power Cost Adjustment Clause (FPPCAC) authorized by the NMPRC. The purchased power recovery factor changes monthly to reflect over-collections or under-collections of purchased power costs. As described in Note 3, the FPPCAC temporarily expired in February 2004 but was reinstated in October 2004.

Purchased Power Costs

During 2004, TNP's consolidated average cost per Kwh of purchased power was 4.9 cents.. In 2003, TNP's consolidated average cost of purchased power was 5.4 cents per Kwh.

The following table illustrates the composition of TNP's sources of electric energy in 2004.

	Percent of Energy Provided	
	First Choice	TNMP
	Texas	New Mexico
Purchased Power		
Firm contracts expiring in 2004	22%	-
Firm contracts expiring in 2006		
Constellation	78%	-
PNM	-	100%
Total	100%	100%

Government Regulation

TNMP is subject to various federal, state and local regulations. TNMP possesses all necessary franchises, licenses and certificates to enable it to conduct its business. Within Texas, TNMP is a rate-regulated electric transmission and distribution utility and is subject to the jurisdiction of the PUCT and certain municipalities with respect to rates and service. Within New Mexico, TNMP is subject to the jurisdiction of the NMPRC. TNMP is subject in some of its activities, including the issuance of securities and the acquisition or disposition of properties in New Mexico, to the jurisdiction of the FERC. TNMP's transmission and distribution activities in Texas are not subject to FERC regulation, because those activities occur solely within the ERCOT system of Texas.

In addition to regulation as a utility, TNMP's facilities are regulated by the Environmental Protection Agency and Texas and New Mexico environmental agencies. During 2002, TNMP incurred expenses related to air, water, and solid waste pollution abatement (including ash removal) of approximately $3.1 million. Substantially all of TNMP's environmental expenses were incurred at TNP One, which TNMP sold in October 2002.

In October, 2003, the Texas Commission on Environmental Quality (TCEQ) notified approximately 50 companies, including TNMP, that releases of hazardous substances had been documented from a site owned and operated by a vendor with whom those companies did business. TNMP purchased transformers from the vendor and also sent some transformers to the vendor for repair and/or disposal. The owner and operator of the site has filed for bankruptcy and the site is under the control of the bankruptcy trustee. In August 2004, 15 of the companies identified by TCEQ as Potentially Responsible Parties (PRPs), including TNMP, formed an initial working group to manage the remediation efforts and determine the allocation of responsibility among the PRPs. As a result of the initial allocation of responsibility, in 2004, TNMP recorded a liability of $0.6 million for its share of the clean up of this site.

First Choice operates under a certificate issued by the PUCT and is subject to PUCT rules concerning various aspects of customer service and protection. The PUCT also has the authority to approve and, in limited circumstances, change the price-to-beat First Choice charges to its customers.

Employees and Executive Officers

At December 31, 2004, TNP, First Choice and TNMP had 804 employees. The employees are not represented by a union or covered by a collective bargaining agreement. Management believes relations with its employees are good. Executive officers of TNP are elected annually by and serve at the discretion of the board of directors.

The executive officers of TNP and the presidents of its principal operating subsidiaries are as follows:

Name	Age	Position
William J. Catacosinos	74	Chairman & Chief Executive Officer, TNP
Michael E. Bray	57	President & Chief Operating Officer, TNP
Theodore A. Babcock	50	Chief Financial Officer, TNP
Jack V. Chambers	55	President, TNMP
Manjit S. Cheema	50	President, First Choice and Treasurer, TNP
Kathleen A. Marion	50	Corporate Secretary, TNP

William J. Catacosinos has been Chairman and Chief Executive Officer of TNP since the closing of the ST Corp. Merger in April 2000 and serves on TNMP's board of directors. He was President of TNP from April 2000 until January 2004. Since November 1998, Dr. Catacosinos has also served as Managing Partner of Laurel Hill Capital Partners. Dr. Catacosinos was Chairman and Chief Executive Officer of Long Island Lighting Company (LILCO) from January 1984 to July 1998. Dr. Catacosinos is a director of Preservation Sciences, Inc., a company in St. Petersburg, Florida, that researches, develops and markets preservatives and preservative technologies for food, beverage and industrial products; and of International Coal Group, a publicly held coal company.

Michael E. Bray became President and Chief Operating Officer of TNP on January 19, 2004. He became a director of TNP on January 14, 2004. He became a director of TNMP and Chairman of First Choice on February 4, 2004. From July 2000 until September 2003 he was President of PPL Electric Utilities and Vice Chair of PPL Gas Utilities, electric and gas utilities based in Allentown, Pennsylvania. From April 2000 to July 2000 he was Senior Vice President of PPL Electric. From February 1999 to April 2000 he was President and Chief Executive Officer of Consolidated Edison Development, Inc., a power generation subsidiary of Consolidated Edison Company of New York, New York.

Theodore A. Babcock joined TNP upon the closing in April 2000 of the ST Corp. Merger as Chief Financial Officer. Since 1999, Mr. Babcock has been a Managing Director of Laurel Hill. From 1996 to 1998, Mr. Babcock served as Vice President and Treasurer of LILCO.

Jack V. Chambers was named Chairman, President & Chief Executive Officer of TNMP in April 2001. Prior to that time, Mr. Chambers had served as Senior Vice President & Chief Operations Officer of TNMP since October 2000. Mr. Chambers was Senior Vice President and Chief Customer Officer of TNMP from 1994 until October 2000, and Senior Vice President of TNP from April 1996 until the closing of the ST Corp. Merger in April 2000.

Manjit S. Cheema was elected President of First Choice in August 2001 and Treasurer of TNP in May 2000. He was Senior Vice President & Chief Financial Officer of TNMP from July 1996 until August 2002. Mr. Cheema was Senior Vice President & Chief Financial Officer of TNP from May 1997 until the closing of the ST Corp. Merger in April 2000.

Kathleen A. Marion joined TNP in April 2000 upon the closing of the ST Corp. Merger as Corporate Secretary. Since 1999, Ms. Marion has been Executive Administrator of Laurel Hill. From 1994 to 1998, she served as Vice President of Corporate Services and Corporate Secretary of LILCO.

Item 2. PROPERTIES

Transmission and Distribution Facilities

TNMP's facilities are located within its Texas and New Mexico service areas. TNMP's Texas transmission and distribution facilities are located in three non-contiguous areas. One area extends from Lewisville, which is approximately 10 miles north of DFW International Airport, eastward to municipalities near the Red River, and to communities north, west and south of Fort Worth. A second area includes portions of Galveston and Brazoria counties, located along the Texas Gulf Coast between Houston and Galveston, and a third includes areas of far west Texas between Midland and El Paso, extending from the cities of Kermit and Pecos south to Fort Stockton and Sanderson. TNMP's New Mexico transmission and distribution facilities are located in southwest and south central New Mexico, including the cities of Alamogordo, Ruidoso, Silver City, Lordsburg and surrounding communities.

Management believes that TNMP's transmission and distribution facilities have sufficient capacity to serve existing customers adequately and that those facilities can be extended and expanded to serve customer growth for the foreseeable future. These facilities primarily consist of overhead and underground lines, substations, transformers, and meters. TNMP generally constructs its transmission and distribution facilities on easements or public rights of way and not on real property held in fee simple.

Administrative and Service Facilities

TNP's, TNMP's, and First Choice's corporate headquarters are located in Fort Worth, Texas. Office space is leased through December 31, 2008. TNP also has an office in Jericho, New York, which is leased through May 1, 2006.

TNMP owns or leases 26 construction centers or other office facilities in Texas and New Mexico. First Choice owns or leases local offices in 20 of the Texas municipalities it serves. In addition to these facilities, TNMP owns or leases offices in 12 Texas communities that are shared with First Choice.

Item 3. LEGAL PROCEEDINGS

Since 1998, TNMP has been engaged in litigation in the state and federal courts with Power Resource Group, Inc. (PRG) involving the effectiveness of certain PUCT rules that implement Public Utility Regulatory Policy Act (PURPA) regulations. PRG claims that if the FERC regulations had been properly implemented in Texas, TNMP would have been required to make a long-term purchase of electricity from PRG. Currently, PRG is appealing to the United States District Court of Appeals for the Fifth Circuit, the ruling in favor of TNMP and the PUCT by the United States District Court for the Western District of Texas. The District Court denied PRG's claims that: (1) the PUCT's rules inappropriately implemented the PURPA statute and FERC implementing rules; (2) the District Court should direct the PUCT to promulgate new rules implementing PURPA to PRG's satisfaction; and (3) the District Court should direct that the new rules, as required to be adopted, be applied to PRG's claim against TNMP as if such rules existed from the beginning of the dispute. The District Court determined that PRG's claim was an "as applied" claim over which the Court had no jurisdiction. TNMP is defending the appeal to the Fifth Circuit and continues to believe that it will be successful in defending against PRG's claims.

Information regarding additional regulatory and legal matters is provided in Notes 3 and 12.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders in the fourth quarter of 2004.

PART II

Item 5. MARKET FOR REGISTRANTS' COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

TNP has no publicly traded shares of common stock outstanding.

Item 6. SELECTED FINANCIAL DATA

The following table sets forth selected financial data of TNP for 2000 through 2004.

TNP ENTERPRISES, INC.	2004	2003	2002	2001	2000
			(Dollars in thousands)		
For the years ended December 31,					
Consolidated results					
Operating revenues	$ 718,880	$ 835,493	$ 687,371	$ 658,914	$ 644,035 [1]
Income (loss) before extraordinary item and the cumulative effect of change in accounting[2]	$ 22,233	$ (18,193)	$ 32,235	$ 10,160	$ 5,061 [1]
Net income (loss)[3]	$ (75,603)	$ (18,193)	$ 32,235	$ 8,990	$ 5,061 [1]
At December 31,					
Total assets	$ 1,291,937	$ 1,408,773	$ 1,274,736	$ 1,298,322	$ 1,356,885
Capitalization					
Long-term debt, including current maturities	$ 801,381	$ 810,564	$ 691,795	$ 780,611	$ 860,127
Preferred stock	187,878	162,538	140,452	121,191	104,393
Common shareholders' equity	(29,679)	52,175	90,083	78,811	86,620
Total capitalization	$ 959,580	$ 1,025,277	$ 922,330	$ 980,613	$ 1,051,140
Capitalization ratios					
Long-term debt, including current maturities	83.5 %	79.1 %	75.0 %	79.6 %	81.8 %
Preferred stock	19.6	15.8	15.2	12.4	9.9
Common shareholders' equity	(3.1)	5.1	9.8	8.0	8.3
Total capitalization	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %

[1] Includes information of Predecessor company for January 1, 2000 through April 7, 2000, the period prior to the ST Corp. Merger.

[2] Reflects a change in the method of accounting for major maintenance costs in 2001.

[3] Reflects an extraordinary item of $97.8 million (net of tax) related to the disallowance of stranded costs in Texas in 2004 as described in Note 3.

TEXAS-NEW MEXICO POWER COMPANY
SELECTED OPERATING STATISTICS

	2004	2003	2002 [1]	2001	2000
Operating revenues (in thousands):					
Residential	$ 92,434	$ 92,026	$ 102,464	$ 264,704	$ 231,953
Commercial	91,662	92,083	94,052	210,378	176,635
Industrial	50,779	44,145	42,089	173,885	172,908
Sales for resale [2]	-	-	53,806	12,499	12,350
Other	34,790	21,234	11,496	(9,934)	50,189
Total	$ 269,665	$ 249,488	$ 303,907	$ 651,532	$ 644,035
Sales (MWH):					
Residential	2,682,425	2,688,719	2,622,978	2,555,472	2,582,081
Commercial	2,205,300	2,159,359	2,095,666	2,089,978	2,069,046
Industrial	2,174,261	2,220,335	1,958,920	4,166,178	4,610,059
Sales for resale [2]	-	-	1,978,194	291,958	281,017
Other	112,994	113,574	110,592	99,884	101,563
Total	7,174,980	7,181,987	8,766,350	9,203,470	9,643,766
Number of customers (at year-end):					
Residential	219,006	215,589	210,936	205,712	202,759
Commercial	35,932	35,729	34,979	33,654	34,345
Industrial	107	109	114	117	116
Sales for resale [2]	-	-	-	-	16
Other	867	828	835	802	788
Total	255,912	252,255	246,864	240,285	238,024
Revenue statistics:					
Average annual use per residential customer (Kwh)	12,354	12,606	12,554	12,451	12,805
Average annual revenue per residential customer (dollars)[1]	426	431	490	1,290	1,150
Average revenue per Kwh sold per residential customer (cents)[1]	3.45	3.42	3.91	10.36	8.98
Average revenue per Kwh sold total sales (cents)[1]	3.76	3.47	3.47	7.08	6.68
Net generation and purchases (MWH):					
Generated	-	-	2,010,606	2,349,380	2,215,236
Purchased	1,139,070	993,441	1,106,924	7,145,034	7,686,302
Total	1,139,070	993,441	3,117,530	9,494,414	9,901,538
Average cost per Kwh purchased (cents)(3)	6.67	6.83	5.85	4.58	4.01
Employees (year-end)	604	584	578	748	830

[1] In early 2002, Texas operations became unbundled in accordance with Senate Bill 7. Texas statistics therefore are primarily associated with the transmission and distribution of electricity to retail customers and the generation and sale of electricity from TNP One generating plant (sold on October 31, 2002). New Mexico operations remain unchanged from prior years.

[2] Sales for resale in 2002, include the sale of output from TNP One until it was sold on October 31, 2002.

[3] *After the unbundling of Texas operations in early 2002, average cost per Kwh purchased reflects the cost of New Mexico power supply only.*

FIRST CHOICE POWER, INC. AND SUBSIDIARIES
SELECTED OPERATING STATISTICS

	2004	2003	2002
Operating revenues (in thousands):			
Residential	$ 269,176	$ 293,185	$ 209,467
Commercial	227,652	288,424	187,621
Aggregated cities	48,890	96,406	68,812
Total revenue from billed sales	545,718	678,015	465,900
Unbilled and other revenue	(1,037)	17,285	39,356
Total	$ 544,681	$ 695,300	$ 505,256
Sales (MWH):			
Residential	2,476,737	2,855,472	2,325,096
Commercial	2,799,586	3,916,657	2,633,021
Aggregated cities	613,113	1,321,035	997,197
Total	5,889,436	8,093,164	5,955,314
Number of customers (at year end) (1) **:**			
Residential	178,324	194,996	180,220
Commercial	35,485	38,951	31,858
Aggregated cities	5,038	13,960	11,112
Total	218,847	247,907	223,190
Revenue statistics:			
Average annual use per residential customer (Kwh)	13,531	14,396	14,559
Average annual revenue per residential customer (dollars)	1,471	1,478	1,312
Average revenue per Kwh sold per residential customer (cents)	10.87	10.27	9.01
Average revenue per Kwh sold total sales (cents)	9.27	8.38	7.82
Net purchases (MWH)	6,159,522	8,565,053	6,851,130
Average cost per Kwh purchased (cents)	4.68	5.27	3.62
Employees (year-end)	194	155	158

(1) First Choice defines a customer as an entity that has received a bill for electric service in the billing month. As such, customer counts shown above and elsewhere in this report do not include entities that have chosen First Choice as their retail electric provider, but have yet to receive a bill.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SIGNIFICANT EVENTS AND KNOWN TRENDS AFFECTING TNP

Competitive Conditions

First Choice Energy Supply

A discussion of the competitive position of TNP with regard to energy supply is included in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk."

First Choice Customer Operations

As discussed in Note 1, the Texas electricity market has been open to retail competition since January 1, 2002. First Choice has addressed, and continues to address, a number of issues related to the development of retail competition.

Price-to-Beat. First Choice must offer customers that take service in TNMP's service area, and whose loads are less than 1 megawatt a regulated price, commonly called the price-to-beat. The price-to-beat will be offered through December 31, 2006, and First Choice could not offer those customers any other rate before the loss of 40 percent of the energy consumed by its price-to-beat customers, or January 1, 2005, whichever occurred first. In January 2004, the PUCT approved a stipulation among TNMP and other parties, which found that First Choice had lost more than 40 percent of the energy consumed by its small commercial price-to-beat customers. As a result of PUCT's action, First Choice has been authorized to offer small commercial customers who reside in TNMP's service area rates other than the price-to-beat since January 2004. First Choice remained below the 40 percent loss threshold with respect to residential price-to-beat customers through December 31, 2004, As of January 1, 2005, First Choice may offer prices lower than the price-to-beat to residential customers in TNMP's service area.

Customer Retention and Acquisition. At December 31, 2004, First Choice served approximately 163,000 customers at price-to-beat rates and approximately 56,000 customers at competitive rates. At December 31, 2003, First Choice served approximately 176,000 and 72,000 price-to-beat and competitive customers, respectively. In response to the factors discussed in *Bad Debt and Delinquency*, below, First Choice did not actively pursue mass market customers in 2004. Mass market customers who choose First Choice as their retail electric provider are required to pass a credit check or make a deposit before First Choice begins service. In 2005, First Choice will reevaluate its strategy with regard to marketing to the mass market.

Bad Debt and Delinquency. On June 1, 2004, several changes to customer protection rules in Texas became effective. Of the changes, the rules related to disconnection for non-payment and the required amount of a customer deposit are having the greatest impact on First Choice. The new rule for disconnection for non-payment states that if a customer does not make a payment or payment arrangement until after the final due date specified in the disconnect notice, the retail electric provider is allowed to disconnect the customer. The previous rule only allowed the retail electric provider to terminate service and drop the customer to the retail electric provider that was affiliated with the customer's transmission and distribution service provider, or to the provider of last resort for non-payment. The new rule for the required amount of deposit states that the deposit shall not exceed the greater of one-fifth of the estimated annual billing or the sum of the next two month's estimated billings. The previous rule stated that the deposit could not exceed the greater of one-sixth of the estimated annual billing or the sum of the next two month's estimated billings.

The structure described above limited First Choice's collection activities prior to June 1, 2004 and affected both bad debt expense and the level of delinquent accounts receivable. First Choice's bad debt and delinquency rates have decreased for competitive customers as it has implemented more aggressive credit and collection policies based on the new customer protection rules. Bad debt expense as a percentage of operating revenues for First Choice was approximately 1.6 percent for the seven months of 2004 after June 1st, compared with 1.9 percent for the twelve months ended December 31, 2003. On average, delinquent accounts receivable were approximately 4.5 percent of monthly operating revenue for the seven months ended December 31, 2004, as compared with a 6.0 percent delinquency rate for the twelve months ended December 31, 2003.

TNMP

TNMP provides transmission and distribution services within TNMP's Texas service area at regulated rates to various retail electric providers that, in turn, provide retail electric service. As of December 31, 2004, 36 retail electric providers served customers that receive transmission and distribution services from TNMP. First Choice provided electric service to customers that accounted for approximately 49 percent of the energy delivered by TNMP for the year ended December 31,

2004. TNMP's next largest customer was a non-affiliated retail electric provider that served customers that accounted for approximately 24 percent of the energy delivered by TNMP during the year ended December 31, 2004.

Senate Bill 7 provides for recovery of stranded costs, which is the difference between the regulatory value of TNMP's investment in generation assets and the market price for energy in a competitive market. On January 22, 2004, TNMP filed its true-up proceeding with the PUCT. On July 22, 2004, the PUCT issued its decision in TNMP's stranded cost true-up proceeding in Docket No. 29206. The PUCT decision allows TNMP to recover a true-up balance of $87.3 million of the $266.5 million that TNMP requested. The $87.3 million is composed of stranded costs of $128.1 million reduced by an over-recovered fuel balance of $40.8 million

In the third quarter of 2004, TNMP began accruing carrying charges on stranded costs for the period subsequent to the July 22, 2004 stranded cost order. In accordance with PUCT rules in effect at the time that TNMP filed its true-up proceeding, TNMP is allowed to accrue and recover carrying charges on the stranded cost balance from the date of the final order.

On August 11, 2004, TNMP filed a motion for rehearing of the PUCT decision. On October 7, 2004, the PUCT denied all of TNMP's motions for rehearing except for an issue related to a June 2004 Texas Supreme Court ruling that addressed recovery of carrying charges on recoverable stranded costs back to January 1, 2002, the date that competition began in Texas. The hearing was held in December 2004. In accordance with the June 2004 Texas Supreme Court ruling, and consistent with the application in the true-up case of another utility, TNMP expects to recover $41.7 million of carrying charges on stranded costs for the period January 1, 2002 through July 21, 2004. Accordingly, TNMP recorded $27.2 million of carrying charges for the period January 1, 2002 through July 21, 2004, in the fourth quarter of 2004. In accordance with provisions within SFAS 92 – Regulated Enterprises – Accounting for Phase-In Plans, TNMP was limited in its recognition for income statement purposes to only the debt related portion of the carrying charges. TNMP was prohibited from income statement recognition of $14.5 million associated with the equity portion of the carrying charges until the receipt of those amounts from customers. A final order in the true-up proceeding is expected to be issued in the second quarter of 2005.

Critical Accounting Policies

The accounting policies that TNP employed in the preparation of the consolidated financial statements are discussed in Note 1. TNP is required to use estimates in order to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates include accruals for estimated revenues for electricity delivered from the latest billing date to the end of the accounting period and estimated purchased power and power delivery expenses incurred but not billed at the end of the accounting period. The use of these estimates is customary in the electric utility industry. Estimated revenues, purchased power and power delivery expenses are adjusted to the actual amounts billed or incurred in the following month. In addition, purchased power expenses are subject to adjustment due to revisions that ERCOT may make to the metered load of First Choice during ERCOT's settlement process. These adjustments may occur several months after the actual usage and the amounts of these adjustments can be significant.

TNP also employs certain critical accounting policies that require use of judgments and assumptions that are subject to uncertainty. The amounts reported in the consolidated financial statements that are related to those critical accounting policies could be different if either different judgments were made or different assumptions were used. Those critical accounting policies are discussed below.

Carrying Charges on Stranded Costs. As discussed above, TNMP expects to recover an estimated $41.7 million of carrying charges on stranded costs for the period January 1, 2002 through July 21, 2004. TNMP recorded $27.2 million of carrying charges for the period January 1, 2002 through July 21, 2004, in the fourth quarter of 2004. TNMP's estimate of allowable carrying charges is based on the Supreme Court ruling, and the PUCT's application of that ruling in a previous true up case of another utility. A final order in TNMP's true-up proceeding is expected to be issued in the second quarter of 2005. Action taken by the PUCT could affect the ultimate recovery of accrued carrying costs.

Goodwill and Intangible Assets. TNP has goodwill related to the ST Corp. Merger that had a carrying value of $270.3 million as of December 31, 2004. As discussed in Note 11, TNP has apportioned the carrying value of the goodwill between its Regulated Transmission and Distribution segment and First Choice. As of December 31, 2004, TNP had assigned approximately $178.7 million of goodwill to the Regulated Transmission and Distribution segment and approximately $91.6 million to First Choice.

Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS 142) requires TNP to test goodwill for impairment at least annually and more frequently when indicators of impairment exist. TNP performed its annual goodwill impairment test as of December 31, 2004, and concluded that the fair value of the goodwill related to the ST Corp. Merger exceeded its carrying value. To determine the fair value of the goodwill, TNP utilized the PNM Resources proposed acquisition price discussed in Note 2.

Accounting for Derivatives – Normal Purchases and Sales. In the normal course of business, TNMP and First Choice enter into commodity contracts, which include "swing" components for additional purchases or sales of electricity, in order to meet customer requirements. In most circumstances, such contracts would be defined as derivatives under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." However, the Financial Accounting Standards Board (FASB) has defined criteria by which option-type and forward contracts for electricity could qualify for the normal purchase and sales exception provided by SFAS 133, as amended by SFAS 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities." Based on the FASB's guidance, the management of TNMP and First Choice has determined that their respective contracts for electricity qualify for the normal purchases and sales exception. Accordingly, TNMP and First Choice do not account for their respective electricity contracts as derivatives.

If TNMP and First Choice were required to account for their respective electricity contracts as derivatives, the fair values of the contracts would be recorded on the balance sheet as assets or liabilities. Changes in the fair values of the contracts would be recognized in earnings.

Results of Operations

2004 Compared With 2003

Overall Results

For the year ended December 31, 2004, TNP had a loss applicable to common stock of $75.6 million compared with a loss applicable to common stock of $40.3 million for the year ended December 31, 2003. The changes in TNP's earnings for 2004 compared with 2003 are attributable to the factors listed below (in millions):

	Earnings Increase(Decrease) 2004 v. 2003
Change in First Choice net income (loss)	$ 43.8
Change in TNMP net income (loss)	(76.5)
Change in TNP Preferred stock dividends	(3.3)
All other and intercompany eliminations	0.7
TNP consolidated earnings decrease	$ (35.3)

First Choice Results

For the year ended December 31, 2004, First Choice had a net income of $30.5 million, compared with a loss of $13.3 million for the year ended December 31, 2003. The changes in First Choice's earnings for 2004 compared with 2003 are attributable to the factors listed below (in millions):

	Earnings Increase(Decrease) 2004 v. 2003
Changes in gross profit	$ 61.9
Other operating and maintenance	6.4
All other (including income tax effects on the items above)	(24.5)
Change in First Choice net income (loss)	$ 43.8

First Choice Gross Profit

The following table summarizes the components of First Choice gross profit (in thousands).

	2004	2003	Increase (Decrease)
Operating revenues	$ 544,681	$ 695,300	$ (150,619)
Transmission and distribution costs	161,413	206,996	(45,583)
Operating revenues, net of transmission and distribution costs	383,268	488,304	(105,036)
Purchased power and fuel	288,007	451,684	(163,677)
Clawback accrual	(48)	3,201	(3,249)
Gross profit	$ 95,309	$ 33,419	$ 61,890

Transmission and distribution costs are included in the "Other operating and maintenance" line of TNP's consolidated income statement. The clawback accrual is shown on the income statement as "Accrual for payment to TNMP". The following table summarizes the components of the change in First Choice's gross profit for 2004 compared with 2003 (in thousands).

	Increase (Decrease) 2004 v. 2003
Price variances	
Decreased purchased power expenses attributable to lower prices	$ 34,410
Increase in competitive rates	23,248
Increase in price-to-beat rates, primarily fuel factor increases	10,254
Quantity variances	
Decreased purchased power expenses attributable to lower sales	129,841
Decreased sales to competitive customers, net of transmission and distribution charges	(89,912)
Decreased sales to price-to-beat customers, net of transmission and distribution charges	(42,452)
All other	(3,499)
Gross profit increase	$ 61,890

Gross profit for the year ended December 31, 2004, increased $61.9 million compared with the corresponding 2003 period. The increase resulted primarily from the decreased purchase power expense and increases to both competitive and price-to-beat rates.

Revenues from price-to-beat customers, net of transmission and distribution charges, decreased $32.2 million for the year ended December 31, 2004, compared with the year ended December 31, 2003. The decrease was caused by milder weather conditions in 2004 compared to 2003, and a decrease in the number of price to beat customers. The decrease was partially offset by the increase of price-to-beat rates.

Revenues from competitive customers, net of transmission and distribution charges, decreased $66.7 million for the year ended December 31, 2004, compared with the year ended December 31, 2003. Decreased sales resulting from milder weather in 2004 compared to 2003, and the net decrease in customers were primarily responsible for the decrease in revenue. The decrease in sales was partially offset by increases in rates of $23.2 million. During 2004, First Choice charged competitive customers higher rates to offset increasing natural gas prices.

Retail electric providers such as First Choice include a transmission and distribution charge in the prices they charge their customers for electric service. The transmission and distribution charge is regulated by the PUCT and is designed to allow the utility that provides transmission and distribution services within a specific service area, referred to as the transmission and distribution service provider, to recover its cost of service. For the year ended December 31, 2004, First Choice incurred transmission and distribution costs related to sales to price-to-beat and competitive customers of $161.4 million, compared with $207.0 million for the year ended December 31, 2003.

Purchased power and fuel expenses decreased $163.7 million for the year ended December 31, 2004, compared with the amount incurred in the same period in 2003. Decreases in sales accounted for $129.8 million, and decreases in the cost of fuel were responsible for $34.4 million of the decrease. As energy prices began to increase, First Choice responded by seeking increases in the price-to-beat fuel factor and by purchasing natural gas hedges to mitigate the risk of increasing natural gas prices. The current purchase power agreement with Constellation allows First Choice the ability to purchase natural gas at fixed prices, thereby locking in the cost of its energy supply.

Other factors affecting the change in gross profit included in All Other are; (1) a reduction to gross profit of $5.6 million recorded in 2004 at First Choice for transmission and distribution charges paid by First Choice in excess of amounts billed to First Choice customers. The difference primarily resulted from impaired data flows within the ERCOT market in 2002 and 2003, and as a result, First Choice and other retail electric providers had difficulty determining when to transfer ownership of customers that had switched from one retail electric provider to another. This resulted in delays in customer billings. PUCT rules, which restrict back-billing for consumption prior to 6 months, prevented First Choice from billing some of those customers. First Choice and the other market participants have been working to correct the impaired data flows and have made considerable progress. In December 2004, as a result of improvements in internal processes for estimating the amount of transmission and distribution charges not billed, First Choice recorded the gross profit reduction, and; (2) during 2003, First Choice increased its pre-tax reserve related to a provision of Senate Bill 7, commonly known as the clawback, by $3.2 million. The clawback provision requires First Choice to credit TNMP with the difference between the price-to-beat and the market price of electricity during the years 2002 and 2003. First Choice's clawback liability is addressed through PUCT true-up proceedings as discussed in Note 3.

Other Operating and Maintenance

For the year ended December 31, 2004, other operating and maintenance expenses decreased $6.4 million compared with the same period in 2003. The decrease resulted from lower bad debt expense of $5.4 million and lower marketing expenses.

TNMP Results

For the year ended December 31, 2004, TNMP had a loss applicable to common stock of $51.2 million compared with income applicable to common stock of $25.3 million for the twelve months ended December 31, 2003. The changes in TNMP's earnings for 2004 compared with 2003 are attributable to the factors listed below (in millions):

	Earnings Increase(Decrease) 2004 v. 2003
Changes in gross profit	$ 8.5
Other operating and maintenance	(3.1)
Taxes other than income taxes	(1.7)
Carrying charges on regulatory assets	32.0
Extraordinary item (net of taxes)	(97.8)
All other (including income tax effects on the items above)	(14.4)
Change in TNMP net income (loss)	$ (76.5)

TNMP Gross Profit

The following table summarizes the components of TNMP's gross profit (in thousands).

	2004	2003	Increase (Decrease)
Operating revenues	$ 269,665	$ 249,488	$ 20,177
Purchased power	76,017	67,825	8,192
Transmission expenses	25,339	21,858	3,481
Gross Profit	$ 168,309	$ 159,805	$ 8,504

Transmission expense is included in the "Other operating and maintenance" line of TNMP's consolidated income statement.

The following table summarizes the components of the change in TNMP's gross profit for the year ended December 31, 2004, compared with the same period in 2003 (in thousands).

		Increase (Decrease) 2004 v. 2003
Texas final fuel reconciliation disallowance	$	15,698
Customer growth		2,447
Weather related		(3,690)
Transmission revenue, net		(2,878)
Electric service revenues		(1,278)
New Mexico purchased power cost recovery		(878)
Price/sales mix and other		(917)
Gross profit increase	$	8,504

Gross profit for the year ended December 31, 2004, increased $8.5 million, or 5.3 percent compared with the corresponding 2003 period. The increase is driven by a $15.7 million disallowance of fuel and energy-related purchased power costs that occurred in the final fuel reconciliation in Texas in 2003. The final fuel reconciliation balance was included in the stranded costs true-up balance discussed in Note 3. Additionally, gross profit increased by $2.4 million due to revenues associated with a growth in customers.

Partially offsetting the increases in gross profit were lower revenues of $3.7 million related to milder than normal weather in 2004 compared to 2003. Transmission revenues, net of transmission costs, decreased by $2.9 million in 2004 compared with 2003 driven primarily by higher costs from TXU Electric Delivery Company and Lower Colorado River Authority. Additionally, electric service revenues decreased by $1.3 million primarily due to fewer customer disconnects in 2004.

Purchased power expenses, associated with TNMP New Mexico operations, increased by $8.2 million in 2004, compared with the amounts incurred in 2003. Throughout 2003, TNMP recovered all purchased power costs through the fuel and purchased power cost adjustment clause (FPPCAC) authorized by the NMPRC. The FPPCAC clause temporarily expired in February 2004 and was reinstated in October 2004, resulting in unrecovered purchased power costs of $0.9 million in 2004.

Operating Expenses

For the year ended December 31, 2004, TNMP incurred operating expenses of $201.2 million, an increase of $17.5 million from the amount incurred during the corresponding period of 2003.

Increases in purchased power and transmission expenses of $11.7 million are discussed above in *"TNMP Gross Profit."* The remaining components of the changes in operating expenses are discussed below.

Other Operating and Maintenance

Other operating and maintenance expenses increased $3.1 million for the year ended December 31, 2004, compared with the same period in 2003. The increase is primarily attributable to a $3.1 million reduction to operating expenses in August 2003 related to the transfer of previously expensed System Benefit Fund costs from expense to a regulatory asset based on a PUCT ruling.

Taxes Other Than Income Taxes

Taxes other than income taxes increased $1.7 million for the year ended December 31, 2004, compared with the corresponding 2003 period. The increase is primarily related to higher ad valorem taxes.

Carrying Charges on Regulatory Assets

During 2004, TNMP recorded $31.0 million of carrying charges associated with its stranded costs in Texas. Of that amount, $27.2 million of carrying charges are related to the period January 1, 2002 through July 21, 2004. These charges resulted from a June 2004 Texas Supreme Court ruling that addressed recovery of carrying charges on recoverable stranded costs back to January 1, 2002, the date that competition began in Texas. Additionally, TNMP recorded carrying charges of $1.0 million related to other regulatory assets in Texas and New Mexico. In accordance with provisions within SFAS 92 – Regulated Enterprises – Accounting for Phase-In Plans, TNMP was limited in its recognition for income statement purposes to only the debt related portion of the carrying charges, TNMP was prohibited from income statement recognition of $17.1 million associated with the equity portion of the carrying charges until the actual receipt of those amounts from customers.

Extraordinary Item (net of taxes)

In the second quarter of 2004, TNMP recorded a loss of $97.8 million related to the PUCT true-up proceeding regarding TNMP's stranded costs. The PUCT allowed TNMP to recover $87.3 million of the $266.5 million that TNMP requested as stranded cost. This decision resulted in a loss of $155.2 million before tax ($97.8 million after tax). TNMP recorded the $97.8 million after tax loss as an extraordinary item in accordance with the requirements of SFAS 101 – Regulated Enterprises – accounting for the discontinuance of the application of FASB Statement No.71.

TNP Preferred Stock Dividends

Dividends on preferred stock increased $3.3 million for the year ended December 31, 2004, compared with the corresponding period in 2003. The increase is attributable to TNP paying dividends on preferred stock through the issuance of additional shares of preferred stock.

Results of Operations

2003 Compared With 2002

Overall Results

For the year ended December 31, 2003, TNP had a loss applicable to common stock of $40.3 million compared with income applicable to common stock of $13.0 million for the year ended December 31, 2002. The changes in TNP's earnings for 2003 compared with 2002 are attributable to the factors listed below (in millions):

	Earnings Increase(Decrease) 2003 v. 2002
Change in First Choice net income (loss)	$ (39.3)
Change in TNMP net income	(10.8)
Change in TNP Preferred stock dividends	(2.8)
All other and intercompany eliminations	(0.4)
TNP consolidated earnings decrease	$ (53.3)

First Choice Results

For the year ended December 31, 2003, First Choice had a net loss of $13.3 million, compared with net income of $26.0 million for the year ended December 31, 2002. The changes in First Choice's earnings for 2003 compared with 2002 are attributable to the factors listed below (in millions):

	Earnings Increase(Decrease) 2003 v. 2002
Changes in gross profit	$ (49.5)
Other operating and maintenance	(14.4)
All other (including income tax effects on the items above)	24.6
Change in First Choice net income (loss)	$ (39.3)

First Choice Gross Profit

The following table summarizes the components of First Choice gross profit (in thousands).

	2003	2002	Increase (Decrease)
Operating revenues	$ 695,300	$ 505,256	$ 190,044
Transmission and distribution costs	206,996	161,671	45,325
Operating revenues, net of transmission and distribution costs	488,304	343,585	144,719
Purchased power and fuel	451,684	247,963	203,721
Clawback accrual	3,201	12,725	(9,524)
Gross profit	$ 33,419	$ 82,897	$ (49,478)

Transmission and distribution costs are included in the "Other operating and maintenance" line of TNP's consolidated income statement. The clawback accrual is shown on the income statement as "Accrual for payment to TNMP." The following table summarizes the components of the change in First Choice's gross profit for 2003, compared with 2002 (in thousands).

	Increase (Decrease) 2003 v. 2002
Price variances	
Changes in price-to-beat rates, primarily fuel factor increases	$ 57,392
Changes in competitive rates	41,668
Increased purchased power expenses attributable to higher prices	(140,634)
Quantity variances	
Increased sales to competitive customers, net of transmission and distribution charges	67,917
Increased purchased power expenses attributable to higher competitive customer sales	(78,761)
Decreased sales to price-to-beat customers, net of transmission and distribution charges	(26,207)
Decreased purchased power expenses attributable to lower price-to-beat sales	11,468
Charges associated with ERCOT settlement of purchased power expense	4,204
Clawback	9,524
All other	3,951
Gross profit decrease	$ (49,478)

Gross profit for the year ended December 31, 2003, decreased $49.5 million compared with the corresponding 2002 period. The decrease resulted primarily from higher purchased power expenses, partially offset by higher revenues from both price-to-beat and competitive customers.

For the year ended December 31, 2003, revenues, net of transmission and distribution charges, from price-to-beat customers increased $31.2 million compared with the year ended December 31, 2002. The increase resulted from increases in the price-to-beat fuel factor during 2003, partially offset by losses of price-to-beat customers during 2003 in response to price increases, and milder than normal weather in the third quarter of 2003.

Revenues from competitive customers, net of transmission and distribution charges, increased $109.6 million for the year ended December 31, 2003, compared with the year ended December 31, 2002. Changes in rates accounted for $41.7 million of the increase. During 2003, First Choice charged competitive customers higher rates to offset increasing natural gas prices.

The remaining $67.9 million increase reflects higher sales resulting from First Choice's acquisition of customers in the competitive market.

Retail electric providers such as First Choice include a transmission and distribution charge in the prices they charge their customers for electric service. The transmission and distribution charge is regulated by the PUCT and is designed to allow the utility that provides transmission and distribution services within a specific service area, referred to as the transmission and distribution service provider, to recover its cost of service. For the year ended December 31, 2003, First Choice billed and incurred transmission and distribution costs related to sales to competitive customers of $103.6 million, compared with $60.1 million for the year ended December 31, 2002. As noted above, the increase reflects the acquisition of customers in the competitive market by First Choice.

Price-to-beat-related transmission and distribution revenues and costs were $103.4 million for the year ended December 31, 2003, compared with $101.6 million for the year ended December 31, 2003. The increase is primarily attributable to higher sales in the first half of 2003 compared with the first half of 2002, partially offset by losses of price-to-beat customers during 2003 in response to price increases, and lower sales due to milder than normal weather in the third quarter of 2003.

Purchased power and fuel expenses increased $203.7 million for the year ended December 31, 2003, compared with the amount incurred in the same period in 2002. Increases in the price of natural gas were primarily responsible for $140.6 million of the increase. The price increases accelerated in December 2002, and First Choice responded to the increases by seeking increases in the price-to-beat fuel factor and by purchasing natural gas hedges to mitigate the risk of increasing natural gas prices. First Choice began implementing its strategy in November 2002. An additional $67.3 million of the increase is primarily attributable to increased purchases of power to supply customers acquired by First Choice in the competitive market.

These increases were partially offset in 2003 by adjustments resulting from the resettlement of 2002 purchased power expense by ERCOT. Participants in the competitive market experienced impaired data flows at the beginning of competition. As a result, First Choice and other retail electric providers had difficulty determining when to transfer ownership of customers that had switched from one retail electric provider to another. In addition, the metering data that ERCOT used to determine the various retail electric providers' electric load during 2002 was not accurate in every case. First Choice and the other market participants have been working to correct the impaired data flows and have made considerable progress. In September 2003,as a result of this corrective process, ERCOT adjusted the metered load of First Choice for the period August through December 2002. The adjustment to metered load reduced purchased power expenses by $8.5 million, resulting in a net reduction to purchased power expense of $4.2 million for the year ended December 31, 2003.

During 2003, First Choice increased its pre-tax reserve related to a provision of Senate Bill 7, commonly known as the clawback, by $3.2 million. The clawback provision requires First Choice to credit TNMP with the difference between the price-to-beat and the market price of electricity during the years 2002 and 2003. During 2002, First Choice recorded $12.7 million related to the clawback liability. Additional details of the clawback are discussed in Note 3.

Other Operating and Maintenance

For the year ended December 31, 2003, other operating and maintenance expenses increased $14.4 million compared with the same period in 2002. The increase resulted from a higher reserve for uncollectible accounts receivable of $7.4 million, and increased personnel and outside services costs in First Choice's customer service organization of $6.1 million.

TNMP Results

For the year ended December 31, 2003, TNMP had income applicable to common stock of $25.3 million compared with income applicable to common stock of $36.1 million for the twelve months ended December 31, 2002. The changes in TNMP's earnings for 2003 compared with 2002 are attributable to the factors listed below (in millions):

	Earnings Increase (Decrease) 2003 v. 2002
Changes in gross profit	$ (23.7)
Other operating and maintenance	11.4
Taxes other than income taxes	3.3
Interest charges	(7.1)
All other (including income tax effects on the items above)	5.3
TNMP consolidated earnings decrease	$ (10.8)

TNMP Gross Profit

The following table summarizes the components of TNMP's gross profit (in thousands).

	2003	2002	Increase (Decrease)
Operating revenues	$ 249,488	$ 303,907	$ (54,419)
Purchased power and fuel	67,825	100,679	(32,854)
Transmission expenses	21,858	19,691	2,167
Gross profit	$ 159,805	$ 183,537	$ (23,732)

Transmission expense is included in the "Other operating and maintenance" line of TNMP's consolidated income statement.

The following table summarizes the components of the change in TNMP's gross profit for the year ended December 31, 2003, compared with the same period in 2002 (in thousands).

	Increase (Decrease) 2003 v. 2002
Sales of TNP One output - 2002	$ (18,244)
Texas final fuel reconciliation disallowance	(15,698)
January 2002 bundled rates	(4,606)
Customer growth	2,600
Weather related	5,963
Electric service revenues	3,084
Price/sales mix and other	3,169
Gross profit decrease	$ (23,732)

Gross profit for the year ended December 31, 2003, decreased $23.7 million compared with the corresponding 2002 period. The decrease is attributable to the loss of revenue from the sale of TNP One output, which TNMP sold in October 2002, and a disallowance of fuel and energy-related purchased power costs that occurred in the final fuel reconciliation in Texas. The final fuel reconciliation is further discussed in Note 3. In addition, 2002 gross profit included revenues from the billing of bundled rates in January 2002 that were not present in 2003.

Although retail competition began on January 1, 2002, TNMP's former customers were transferred to First Choice following their January 2002 meter reading. As a result, TNMP's January 2002 revenues include charges for service rendered through January 2002 meter reading dates at prices that reflect its integrated operations prior to competition. Beginning in February 2002, TNMP's revenues reflected rates designed to recover its cost of providing transmission and distribution service under the provisions of Senate Bill 7. Those rates are lower than the rates TNMP charged prior to the beginning of competition, and resulted in decreased gross profit in the twelve months ended December 31, 2003. The table above quantifies the impact of changing TNMP's rates to recover its cost of providing only transmission and distribution service.

In the first quarter of 2002, TNMP sold the output of TNP One to First Choice at cost, which was 2.5 cents per Kwh. First Choice used the power to serve its customers' load. Beginning in April 2002, TNMP sold the output of TNP One to third parties at prices that averaged 2.8 cents per Kwh, until the sale of TNP One in October 2002. TNMP realized pre-tax income of $4.3 million related to third party sales for the year ended December 31, 2002.

Electric service revenues increased because TNMP provided a greater number of fee-based services to retail electric providers in the year ended December 31, 2003, compared with the same period in 2002. The fee-based services included account initiation charges, service call charges, disconnect/reconnect charges and various metering charges, among others. Some of the charges for fee-based services that TNMP provided to retail electric providers were included in the bundled rates TNMP charged its customers prior to competition.

The $3.2 million gross profit increase described as "price/sales mix and other" for the year ended December 31, 2003, compared to the corresponding 2002 period, is primarily attributable to increased revenues from commercial and industrial customers in Texas. A significant portion of those customers' revenues are calculated based upon those customers' highest peak demand for electricity in the twelve month period ending in the month that the customers are billed. Customers' bills during 2003 were based upon a full twelve months of demand data, but customers' bills during 2002 were based upon less than twelve months of demand data due to the beginning of retail competition in January 2002. As a result, some 2002 bills were lower than they normally would be, because the demand data for the summer months of 2001, during which these customers typically have their highest demand, could not be included in the calculation of the customers' bills.

Purchased power and fuel expenses decreased $32.9 million for the year ended December 31, 2003, compared with the amount incurred in the same period in 2002. Expenses in 2002 included fuel costs of $35.5 million at TNP One, which was sold in October 2002.

Operating Expenses

For the year ended December 31, 2003, TNMP incurred operating expenses of $183.7 million, a decrease of $43.6 million from the amount incurred during the corresponding period of 2002. The primary reason for the decrease was the absence of the operating expenses related to TNP One in 2003 resulting from the sale of TNP One in October 2002. TNMP does not expect similar decreases in operating expenses in the future.

Operating expenses include purchased power and fuel, and transmission expense. Those expenses decreased $30.7 million for the year ended December 31, 2003, compared with the same periods in 2002.

The details in the changes of purchased power and fuel, and transmission expense, are discussed above in *"TNMP Gross Profit."* The remaining components of the changes in operating expenses are discussed below.

Other Operating and Maintenance

Other operating and maintenance expenses decreased $11.4 million for the year ended December 31, 2003, compared with the same period in 2002. The decrease is related to operating expenses of TNP One, which was sold in October 2002 and to TNMP's establishment of a regulatory asset related to unrecovered System Benefit Fund payments.

Taxes Other Than Income Taxes

Taxes other than income taxes decreased $3.3 million for the year ended December 31, 2003, compared with the corresponding 2002 period. The decrease is primarily related to ad valorem taxes on TNP One, which was sold in October 2002.

Interest Expenses

Interest expenses increased $7.1 million for the year ended December 31, 2003, compared to the same period in 2002. The increase reflects interest on the issuance of TNMP's $250 million of 6.125 percent Senior Notes due 2008 and $3.1 million of charges associated with the termination of its interest rate swaps upon the issuance of the Senior Notes in June 2003.

TNP Preferred Stock Dividends

Dividends on preferred stock increased $2.8 million for the year ended December 31, 2003, compared with the corresponding period in 2002. The increase is attributable to TNP paying dividends on preferred stock through the issuance of additional shares of preferred stock.

Liquidity and Capital Resources

TNP Liquidity

TNP's main sources of liquidity, and its ability to service the debt issued to finance the ST Corp. Merger, depend primarily on the earnings of its subsidiaries, TNMP and First Choice. TNP receives distributions of those earnings in the form of cash dividends, as well as payments from its subsidiaries under a tax sharing agreement.

Stranded Cost Disallowance. As discussed in Note 3, in the second quarter of 2004 TNMP recorded an extraordinary loss of $97.8 million related to the PUCT true-up proceeding regarding TNMP's stranded costs. The loss did not trigger any covenant violations at TNP or TNMP.

As a result of the extraordinary charge, TNMP's equity balance was 31.3 percent of its total capitalization at December 31, 2004. Due to the reduction in TNMP's equity balance, including insufficient retained earnings, management does not currently expect TNMP to pay dividends to TNP.

Rating Actions. In June 2004, as a result of the PUCT true-up order, Moody's downgraded TNP's senior unsecured debt to B1 from Ba2, TNP's subordinated debt to B2 from Ba3 and TNP's preferred stock to B3 from B1. Also in June, Standard

& Poor's placed TNP's ratings on credit watch negative, primarily as a result of the PUCT true-up order. TNP has no financial covenants or regulatory restrictions that are affected by the rating actions.

Following the announcement that PNM Resources had agreed to acquire TNP, Moody's revised its ratings outlook on TNP and TNMP to positive from negative, and Standard & Poor's revised its rating outlook on TNP and TNMP to developing from negative. On March 2, 2005, Standard & Poor's revised its rating outlook on TNP and TNMP to positive from developing, citing the strong likelihood that the PNM Resources acquisition will receive all required approvals.

The Senior Credit Facility contains various financial covenants with which TNP must comply. In 2004, TNP was compliant with all covenants.

For the year ended December 31, 2004, TNMP and First Choice paid dividends of $6.0 million and $12.0 million respectively, to TNP. For the year ended December 31, 2003, TNMP paid dividends to TNP of $29.4 million. For the year ended December 31, 2002, TNMP and First Choice paid dividends of $102.3 million and $15.0 million, respectively, to TNP. TNMP is required to provide notice to the NMPRC prior to paying dividends to TNP.

For the year ended December 31, 2004, TNMP made tax sharing payments of $9.1 million to TNP, and First Choice made tax sharing payments of $12.3 million to TNP. For the year ended December 31, 2003, TNMP made tax sharing payments of $15.7 million to TNP, and TNP made tax sharing payments of $1.2 million to First Choice. For the year ended December 31, 2002, First Choice made tax sharing payments to TNP of $19.5 million and TNP made tax sharing payments of $3.4 million to TNMP.

Notwithstanding the anticipated acquisition by PNM Resources, TNP management intends to continue the payment of preferred stock dividends in kind.

Management believes that dividends from First Choice, payments under the tax sharing agreement, and cash on hand should be sufficient to meet TNP's working capital requirements at least through the end of 2005.

For the year ended December 31, 2004, TNP's cash flow from operations was $56.3 million higher than for the year ended December 31, 2003. The factors causing the increase in cash flow from operations are summarized in the following table (in millions).

	Cash Flow Increase (Decrease) 2004 v. 2003
Increased cash flow from sales, net of purchased power payments	$ 16.9
Decreased cash paid for natural gas options	19.6
Decreased cash paid to suppliers	25.7
Increased payments for income taxes	(3.2)
All other	(2.7)
TNP consolidated cash flow from operations increase	$ 56.3

Cash flow from sales increased due to lower purchased power and higher price-to-beat and competitive rates as discussed in *First Choice Gross Profit*. Cash flow in 2003 was reduced due to the purchase by First Choice of natural gas options as part of a strategy to mitigate the risk of increasing natural gas prices. Beginning in the third quarter of 2003, First Choice began entering into natural gas swaps instead of purchasing options as discussed in Note 5. The decreased payments to suppliers are primarily attributable to decreased transmission and distribution charges, which are addressed in *First Choice Gross Profit*.

TNMP Liquidity

The main sources of liquidity for TNMP are cash flow from its operations and cash on hand. TNMP's cash balance as of December 31, 2004, was approximately $65.8 million.

TNMP's cash flow from operations for the year ended December 31, 2004 was $0.1 million lower than in the year ended December 31, 2003. Cash flow from sales, net of purchased power costs, for 2004 was $8.9 million lower than 2003 due to lower sales from milder than normal weather, lower net transmission revenues and lower electric service revenues as discussed in *TNMP Gross Profit*. Cash paid by suppliers was lower in 2004 due to reduced payroll and benefits and lower outside service costs than in 2003. TNMP also paid less income tax in 2004 because of lower taxable income than in 2003.

Affiliate Guarantee. In October 2003, the NMPRC granted TNMP's request for the authority to extend a portion of the guarantees that TNMP provided for certain power supply obligations of First Choice. On June 1, 2004, TNMP terminated this authority to guarantee the power supply obligations of First Choice upon First Choice's establishment of FCPSP under authorization granted by the PUCT in Docket No. 29081. FCPSP was established in connection with First Choice's power supply agreement with Constellation.

Stranded Cost Disallowance. As discussed in Note 3, in the second quarter of 2004, TNMP recorded an extraordinary loss of $97.8 million related to the PUCT true-up proceeding regarding TNMP's stranded costs. The loss did not trigger any covenant violations at TNMP.

Debt Repurchases. During the first six months of 2004, TNMP repurchased $7.3 million of its 6.25 percent Senior Notes due in 2009 and $1.1 million of its 6.125 percent Senior Notes due in 2008. There were no additional debt repurchases in 2004.

Rating Actions. In June 2004, as a result of the PUCT true-up order, Moody's downgraded TNMP to Ba2 from Baa3, and identified the ratings outlook as negative. Also in June, Standard & Poor's placed TNMP's ratings on credit watch negative, primarily as a result of the PUCT true-up order. TNMP has no financial covenants or regulatory restrictions that are affected by the rating actions.

Following the announcement that PNM Resources had agreed to acquire TNP Enterprises, Moody's revised its ratings outlook on TNP and TNMP to positive from negative, and Standard & Poor's revised its rating outlook on TNP and TNMP to developing from negative. On March 2, 2005, Standard & Poor's revised its rating outlook on TNP and TNMP to positive from developing, citing the strong likelihood that the PNM Resources acquisition will receive all required approvals.

Cash Flow. Management believes that TNMP's cash flow from operations and cash on hand should be sufficient to meet TNMP's working capital and credit needs through the end of 2005.

First Choice Liquidity

The main sources of liquidity for First Choice are cash flow from its operations and cash on hand. First Choice's cash balance as of December 31, 2004, was approximately $77.0 million.

On October 28, 2003, First Choice and Constellation executed a power supply agreement under which Constellation supplies First Choice the majority of its power requirements through the end of 2006. On June 1, 2004, phase three of the agreement began when First Choice established FCPSP, a bankruptcy remote special purpose entity, to hold all customer contracts and wholesale power and gas contracts. Constellation received a lien on accounts receivable, customer contracts, cash, and the equity of FCPSP. The lien provides First Choice with enough credit to purchase power without the need to deposit cash collateral with Constellation, and resulted in Constellation releasing TNMP from its $25 million guarantee. Phase three will continue until the expiration of the agreement on December 31, 2006.

Cash Flow. First Choice management believes cash flow from operations and cash on hand should be sufficient to meet working capital and credit requirements at least through December 2005.

Pension Plans. TNP maintains a qualified defined benefit pension plan, retiree medical plan, and retiree life insurance plan that covers it and its subsidiaries' eligible employees. TNP also maintains an excess benefit plan, which provides pension benefits in excess of amounts permitted for qualified plans under U.S. tax law to affected participants of the qualified pension plan.

TNP's retirement plan expense for the qualified pension plan, retiree medical plan, retiree life insurance plan and excess benefit plan was approximately $3.9 million, $3.1 million, and $2.0 million for 2004, 2003 and 2002, respectively.

Retirement plan expense has been calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on pension plan assets of 7.8 percent for 2004 and 8.5 percent for 2003.

In developing the expected long-term rate of return assumption, TNP evaluated input from its actuary, including a review of asset class return expectations as well as long-term inflation assumptions developed by independent consultants and economists. Projected investment returns are based on equity and fixed income indices, which represent broad market expectations. Based on this input, TNP believes it is reasonable to assume that its pension plan investment strategy will generate long-term returns of at least 7.8 percent in 2005 and beyond.

The expected long-term rate of return on pension plan assets is based on an investment strategy that allocates pension plan assets among equity, Treasury Inflation Protected Securities (TIPS), and money market assets based on a formula dependent upon the composite price/earnings ratio of the S&P 500 index and the current yield on TIPS. As of December 31, 2004, the plan's target allocation was 20 percent equity index fund, 0 percent TIPS, and 80 percent money market fund. TNP believes that 7.8 percent is a reasonable long-term rate of return for its pension plan assets based on simulated returns of the investment strategy over the last 5, 15 and 20 years. The plan's return on average plan assets during 2004 was approximately 5.7 percent. TNP will continue to evaluate its actuarial assumptions, including the expected rate of return, at least annually, and will make adjustments as necessary.

TNP bases its determination of retirement plan expense on a market-related valuation of assets, which reduces year-to-year volatility. The market-related valuation recognizes realized and unrealized gains or losses over a five-year period. Therefore, future asset values will be impacted as previously deferred realized and unrealized gains and losses are recognized. Recent investment gains and losses will be recognized in the market-related value of assets over the next five years.

The discount rate that TNP utilizes for determining its benefit obligations and retirement plan expense is based on a review of long-term corporate bonds. The Moody's Aa index as of December 31 has been used to establish the discount rate. The discount rate determined on this basis decreased from 6.0 percent at December 31, 2003 to 5.75 percent at December 31, 2004.

The value of qualified pension plan assets has decreased from $85.1 million at December 31, 2003 to $82.4 million at December 31, 2004, primarily due to payments to beneficiaries. The decline in value and declining discount rates have reduced the funded status (the difference between plan assets and projected benefit obligation) for the qualified pension plan and excess benefit plan from ($0.2) million at December 31, 2003 to ($2.5) million at December 31, 2004.

TNP Capital Resources

As of December 31, 2004, TNP's common equity, preferred stock and long-term debt ratios were (3.1) percent, 19.6 percent and 83.5 percent, respectively, compared to common equity, preferred stock and long-term debt ratios of 5.1 percent, 15.8 percent and 79.1 percent as of December 31, 2003, respectively. The changes in capital ratios reflect the extraordinary loss discussed in Note 3 regarding the PUCT's decision in TNMP's stranded cost true-up proceeding in Docket No. 29206.

TNP's capital requirements through 2009 are projected to be as follows (amounts in millions):

	2005	2006	2007	2008	2009
Senior Credit Facility maturities (see Note 9)	$ 1.1	$ 109.7	$ -	$ -	$ -
First Choice capital expenditures	1.0	1.0	1.0	1.0	1.1
TNMP 6.125 percent Senior Notes due 2008 (see Note 9)	-	-	-	248.9	-
TNMP 6.25 percent Senior Notes due 2009 (see Note 9)	-	-	-	-	167.7
TNMP capital expenditures	37.8	33.9	34.4	34.8	35.3
Total capital requirements	$ 39.9	$ 144.6	$ 35.4	$ 284.7	$ 204.1

Aggregate Contractual Obligations

The table below presents the aggregate contractual obligations of TNP, TNMP and First Choice as of December 31, 2004 (amounts in millions):

		Payments due in			
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
Long-term debt (See Note 9)	$ 802.4	$ 1.1	$ 109.7	$ 416.6	$ 275.0
Redeemable cumulative preferred stock (See Note 9)	187.9	-	-	-	187.9
Obligations under purchased power agreements (See Note 12)	482.6	255.7	226.9	-	-
Total	$ 1,472.9	$ 256.8	$ 336.6	$ 416.6	$ 462.9

Off-Balance Sheet Arrangements

TNMP guaranteed First Choice's borrowings and issuances of letters of credit under the TNMP/First Choice Credit Facility until its expiration in October 2003. In October 2003, the NMPRC granted TNMP's request for the authority to extend a portion of the guarantees that TNMP provided for certain power supply obligations of First Choice. On June 1, 2004, TNMP terminated this authority to guarantee the power supply obligations of First Choice upon First Choice's establishment of FCPSP as a part of First Choice's power supply agreement with Constellation as discussed in Note 12.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

TNP's, TNMP's and First Choice's use of market risk sensitive instruments for trading purposes is minimal and does not have a material impact on any of the companies' financial condition or results of operations.

Commodity Prices

First Choice assumed the energy supply activities of TNMP in Texas on January 1, 2002. The competitive market created under the provisions of Senate Bill 7 contains no provisions for the specific recovery of fuel and purchased power costs, although First Choice can request that the PUCT change the price-to-beat twice a year to recognize changes in natural gas prices. Also, as discussed in Note 3, 60 days following the issuance of a final stranded cost true-up order, TNMP is required to make a rate review filing. Under the Texas acquisition settlement agreement described in Note 2, shortly before the PUCT's order in TNMP's 60-day rate case becomes final the PUCT will adjust First Choice's fuel factor portion of the price-to-beat downward if natural gas prices are below the prices embedded in the then-current factor. As a result of these competitive market conditions, changes in the market prices of fuel and purchased power will affect First Choice's operating results. To manage this risk, First Choice has established a strategy to mitigate the effects of changing prices.

Strategy for Mitigating Fluctuation in Costs of Energy Supply. In 2003, First Choice and Constellation executed a three-year power supply agreement that resulted in Constellation being the primary supplier of power for First Choice's customers, both price-to-beat and competitive. The Constellation agreement allows First Choice to execute a risk management policy that establishes limits upon the amount of risk that First Choice may assume. First Choice's basic strategy is to minimize its exposure to fluctuations in market energy prices by matching fixed price sales contracts with fixed price supply. In addition, First Choice can use its ability to change the price-to-beat fuel factor to mitigate fluctuations in the cost of its price-to-beat energy supply and use various financial instruments to hedge against the risk of adverse changes in natural gas prices.

Benefits Provided by Constellation agreement. As part of the agreement, and as discussed in Note 12, First Choice granted a security interest in its accounts receivable to Constellation, which has provided First Choice with sufficient credit for its operations. As a result, First Choice has secured supply to serve all of its forecasted commitments to existing price-to-beat and competitive customers through 2006. First Choice has secured fixed price supply for fixed price sales contracts for approximately 86 percent of its competitive load through 2006. For the remaining competitive load, First Choice has secured supply at rates that fluctuate with natural gas prices. First Choice has the ability, on 45 days notice, to change the rate billed to these competitive customers. First Choice has locked in prices for price-to-beat customers' supply through May 2005, and has secured the remaining supply to serve its forecasted commitments to price-to-beat customers through 2006 at prices that currently vary with monthly natural gas prices. To mitigate the risk of changes to monthly natural gas prices, First Choice has the ability to file with the PUCT to change the price-to-beat twice each year, in the event of significant changes in natural gas prices, or use financial instruments, as discussed previously.

Load Forecasting Risks. First Choice's load fluctuates continuously due to among other things, customer additions and losses, changes in customers' usage, severe or unexpected weather and timing of customer switching. First Choice continually monitors and revises its load forecast to account for changing customer loads (both price-to-beat and competitive). First Choice develops short-term load forecasts to identify short-term load surpluses and shortages, and to insure that hedges are in place to cover expected sales. To the extent these short-term load forecasts identify shortages, First Choice covers shortages through short-term power purchases or through purchases on the ERCOT balancing market.

The power supply agreement with Constellation resulted in Constellation assuming weather related risks. First Choice retained the risks associated with customer attrition.

Risk Oversight

First Choice manages market, credit and operational risk within the limits established by senior management and the board of directors and in accordance with First Choice's risk management policies. TNP has a corporate risk management organization which monitors and reports compliance with risk limits defined in First Choice's Risk Management Policy. Key risk control activities include, but are not limited to, credit review and approval, validation of transactions, portfolio valuation and periodic reporting including mark-to-market valuation, earnings at risk valuation and other risk measurements. Presented below are measures of First Choice's Earnings at Risk for the period December 31, 2004 and 2003.

Portfolio Earnings at Risk (EaR) – EaR measures the estimated potential loss of expected earnings before interest, taxes and depreciation, for the immediately upcoming 12 month period due to changes in market conditions. The calculated loss assumes a 95% confidence interval.

	(In millions of $)	
	December 31, 2004	December 31, 2003
EaR	$ 10.3	$ 10.3

Interest Rates

TNP manages exposure to interest rate risk through the proportion of fixed rate debt to variable rate debt in its total debt portfolio and through variable rate interest income on cash balances. To manage this mix, TNP may enter into interest rate hedges that allow interest rates on variable rate debt to move only within specified floor and ceiling levels, or allow TNP to effectively convert variable rate debt to fixed rates.

TNP's ratio of fixed rate debt to total debt was 86 percent at both December 31, 2004 and December 31, 2003. As of December 31, 2003, TNP had an open swap transaction designed to manage interest rate risk associated with the Senior Credit Facility. The notional amount of the swap was $70 million, and, under the terms of the swap, TNP paid a fixed rate of approximately 2.5 percent and received variable rates. Including the effects of the swap, TNP's ratio of fixed rate debt to total debt was effectively 95 percent at December 31, 2003. The swap expired in October 2004. While TNP is exposed to additional interest rate risk due to the expiration of swaps, it has an offsetting position due to cash on hand as a result of various financings in 2003. As of December 31, 2004, TNP's consolidated cash balance was approximately $150.3 million, a significant portion of which was invested in variable rate, short-term securities.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of TNP Enterprises, Inc.:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of TNP Enterprises, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income (loss), cash flows and common shareholders' equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TNP Enterprises, Inc. and subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for redeemable cumulative preferred stock and goodwill 2003 and 2002, respectively.

DELOITTE & TOUCHE LLP

Dallas, Texas
March 8, 2005

TNP ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
For the Years Ended December 31,

	2004	2003	2002
		(In thousands)	
OPERATING REVENUES	$ 718,880	$ 835,493	$ 687,371
OPERATING EXPENSES:			
Purchased power and fuel	364,024	519,509	334,508
Other operating and maintenance	186,419	219,009	168,411
Accrual for payment to TNMP (Note 3)	(48)	3,201	12,725
Depreciation and amortization	30,103	28,936	27,811
Credit for recovery of stranded plant	-	-	(733)
Taxes other than income taxes	29,166	28,566	31,528
Total operating expenses	609,664	799,221	574,250
OPERATING INCOME	109,216	36,272	113,121
INTEREST CHARGES AND OTHER INCOME AND DEDUCTIONS			
Interest on long-term debt	62,157	59,654	53,909
Other interest and amortization of debt-related costs	5,050	8,231	5,815
Dividends on preferred stock and other (Note 4)	25,339	-	-
Carrying charges on regulatory assets (Note 3)	(32,006)	-	-
Other income and deductions, net	(1,874)	(2,151)	2,057
Total	58,666	65,734	61,781
INCOME (LOSS) BEFORE INCOME TAXES	**50,550**	**(29,462)**	**51,340**
Income tax expenses (benefits)	28,317	(11,269)	19,105
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	**22,233**	**(18,193)**	**32,235**
Extraordinary item - disallowance of stranded costs, net of taxes (Note 3)	**(97,836)**	-	-
NET INCOME (LOSS)	**(75,603)**	**(18,193)**	**32,235**
Dividends on preferred stock and other (Note 4)	-	22,086	19,260
INCOME (LOSS) APPLICABLE TO COMMON STOCK	**$ (75,603)**	**$ (40,279)**	**$ 12,975**

The accompanying notes are an integral part of these consolidated financial statements.

TNP ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,

	2004	2003	2002
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Cash received from sales to customers	$ 706,152	$ 813,207	$ 583,385
Purchased power and fuel costs paid	(367,392)	(491,305)	(336,050)
Natural gas option premiums paid	-	(19,642)	-
Cash paid for payroll and to other suppliers	(158,236)	(183,912)	(132,683)
Interest paid, net of amounts capitalized	(62,805)	(61,616)	(55,438)
Income taxes received (paid)	(1,832)	1,390	(2,978)
Other taxes paid	(28,745)	(26,971)	(36,224)
Other operating cash receipts and payments, net	1,564	1,207	67
NET CASH PROVIDED BY OPERATING ACTIVITIES	88,706	32,358	20,079
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to utility plant	(44,963)	(42,005)	(39,783)
Other investing activities	(566)	(2,519)	-
Sale of TNP One	-	-	117,545
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(45,529)	(44,524)	77,762
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuances:			
TNMP senior notes, net of discount	-	248,923	-
TNP senior secured credit facility	-	112,500	-
Financing and redemption costs	(1,119)	(5,296)	(557)
Redemptions:			
TNMP senior notes	(8,375)	-	-
TNP senior secured credit facility	(1,125)	(563)	-
TNP term loan	-	(71,300)	(85,900)
Repayments to TNMP/First Choice credit facility - net	-	(171,000)	(3,000)
Other	-	-	(5,839)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(10,619)	113,264	(95,296)
NET CHANGE IN CASH AND CASH EQUIVALENTS	32,558	101,098	2,545
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	117,788	16,690	14,145
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 150,346	$ 117,788	$ 16,690
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Net income (loss)	$ (75,603)	$ (18,193)	$ 32,235
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Extraordinary item - disallowance of stranded costs, net of taxes	97,836	-	-
Accrued dividends on preferred stock and other	25,339	-	-
Accrual for payment to TNMP	(48)	3,201	12,725
Depreciation and amortization	30,103	28,936	27,811
Credit for Texas system benefit fund regulatory asset	-	(3,716)	-
Credit for recovery of stranded plant	-	-	(733)
Amortization of debt-related costs and other deferred charges	4,432	7,281	4,782
Carrying charges on regulatory assets	(32,006)	-	-
Allowance for funds used during construction	(754)	(938)	(519)
Deferred income taxes	48,169	(190)	19,330
Investment tax credits	(722)	(453)	(2,533)
Deferred purchased power and fuel costs	(511)	18,373	13,523
Cash flows impacted by changes in current assets and liabilities:			
Accounts receivable	22,008	(603)	(84,847)
Accounts payable	(9,519)	12,867	8,386
Accrued interest	(208)	2,573	(1,133)
Accrued taxes	(14,151)	(7,729)	(9,518)
Changes in other current assets and liabilities	1,608	(1,584)	(3,102)
Interest rate lock on issuance of senior notes	-	(4,162)	-
Other, net	(7,267)	(3,305)	3,672
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 88,706	$ 32,358	$ 20,079

The accompanying notes are an integral part of these consolidated financial statements.

TNP ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31,

	2004	2003
	(In thousands)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 150,346	$ 117,788
Special deposits	3,086	2,520
Accounts receivable, net	72,979	94,987
Federal income tax refund	24,792	-
Materials and supplies, at lower of cost or market	1,505	1,082
Gas hedges	-	6,237
Other current assets	5,650	2,914
Total current assets	258,358	225,528
UTILITY PLANT:		
Electric plant	696,808	642,732
Construction work in progress	4,261	13,666
Total	701,069	656,398
Less accumulated depreciation	122,566	94,974
Net utility plant	578,503	561,424
LONG-TERM AND OTHER ASSETS:		
Other property and investments, at cost	1,273	1,273
Goodwill	270,256	270,256
Recoverable stranded costs	135,446	298,651
Regulatory tax assets	2,484	1,685
Deferred charges	45,617	49,956
Total long-term and other assets	455,076	621,821
	$ 1,291,937	$ 1,488,773
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 1,125	$ 1,125
Accounts payable	46,783	57,379
Accrued interest	15,071	15,279
Accrued taxes	17,395	6,754
Accrued payroll and benefits	1,664	5,367
Customers' deposits	8,435	6,342
Gas hedges	6,177	-
Other current liabilities	5,279	5,689
Total current liabilities	101,929	97,935
LONG-TERM AND OTHER LIABILITIES:		
Deferred purchased power and fuel costs	-	40,844
Accumulated deferred income taxes	121,048	136,882
Accumulated deferred investment tax credits	2,326	18,459
Regulatory liability-accrued cost of removal	40,729	38,218
Deferred credits and other liabilities	67,450	52,283
Long-term debt, less current maturities	800,256	809,439
Redeemable cumulative preferred stock	187,878	162,538
Total long-term and other liabilities	1,219,687	1,258,663
COMMON SHAREHOLDER'S EQUITY		
Common shareholder's equity:		
Common stock, no par value per share		
Authorized 1,000,000 shares; issued 100 shares	100,000	100,000
Accumulated deficit	(124,095)	(48,493)
Accumulated other comprehensive loss	(5,584)	668
Total common shareholder's equity (deficit)	(29,679)	52,175
COMMITMENTS AND CONTINGENCIES (Note 12)		
	$ 1,291,937	$ 1,488,773

The accompanying notes are an integral part of these consolidated financial statements.

TNP ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CAPITALIZATION
December 31,

	Redemption price at TNP's option	Outstanding shares 2004	Outstanding shares 2003	2004	2003
				(In thousands)	
LONG-TERM DEBT					
SENIOR NOTES					
TNMP 6.125% due 2008				$ 248,935	$ 250,000
TNMP 6.25% due 2009				167,690	175,000
TNP 10.25% due 2010				275,000	275,000
TNMP unamortized discount				(1,057)	(1,374)
CREDIT FACILITIES					
TNP senior secured credit facility due 2006				110,813	111,938
Total long-term debt				801,381	810,564
Less current maturities				(1,125)	(1,125)
Total long-term debt, less current maturities				800,256	809,439
PREFERRED STOCK					
Senior Redeemable cumulative preferred stock of TNP with no par value					
Authorized shares - 2,000,000					
Senior redeemable including accrued dividends 14.50%	$1,145	183,948	159,918	187,878	162,538
Total redeemable cumulative preferred stock				187,878	162,538
COMMON SHAREHOLDER'S EQUITY					
Common stock with no par value per share					
Authorized shares - 1,000,000					
Outstanding shares - 100				100,000	100,000
Accumulated deficit				(124,095)	(48,493)
Accumulated other comprehensive loss				(5,584)	668
Total common shareholder's equity (deficit)				(29,679)	52,175
TOTAL CAPITALIZATION				$ 958,455	$ 1,024,152

The accompanying notes are an integral part of these consolidated financial statements.

TNP ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

	Common Shareholders' Equity								
	Common Stock						Accumulated Other Comprehensive		
	Shares		Amount		Accumulated Deficit		Income (Loss)		Total
					(Dollars in thousands)				
YEAR ENDED DECEMBER 31, 2002									
Balance at January 1, 2002	100	$	100,000	$	(21,189)	$	-	$	78,811
Net income	-		-		32,235		-		32,235
Other comprehensive income, net of tax									
Interest rate hedge	-		-		-		(1,703)		(1,703)
Comprehensive income	-		-		32,235		(1,703)		30,532
Dividends on preferred stock	-		-		(18,822)		-		(18,822)
Preferred stock discount and accretion	-		-		(438)		-		(438)
Balance at December 31, 2002	100		100,000		(8,214)		(1,703)		90,083
YEAR ENDED DECEMBER 31, 2003									
Comprehensive income (loss)									
Net loss	-		-		(18,193)		-		(18,193)
Other comprehensive income, net of tax									-
Gas hedge							3,344		3,344
Interest rate hedge	-		-		-		(973)		(973)
Comprehensive income (loss)	-		-		(18,193)		2,371		(15,822)
Dividends on preferred stock	-		-		(21,648)				(21,648)
Preferred stock discount and accretion	-		-		(438)		-		(438)
Balance at December 31, 2003	100		100,000		(48,493)		668		52,175
YEAR ENDED DECEMBER 31, 2004									
Comprehensive income (loss)									
Net loss	-		-		(75,603)		-		(75,603)
Other comprehensive income, net of tax									
Gas hedge	-		-		-		(7,167)		(7,167)
Interest rate hedge	-		-		-		915		915
Comprehensive income (loss)	-		-		(75,603)		(6,252)		(81,855)
Balance at December 31, 2004	100	$	100,000	$	(124,096)	$	(5,584)	$	(29,679)

The accompanying notes are an integral part of these consolidated financial statements.

TNP ENTERPRISES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

General Information. The consolidated financial statements of TNP and subsidiaries include the accounts of TNP and its wholly owned subsidiaries, TNMP and First Choice. All intercompany transactions and balances have been eliminated in consolidation.

Effective January 1, 2002, retail competition began in Texas under the provisions of Senate Bill 7. Prior to January 1, 2002, TNMP operated as an integrated electric utility in Texas. In accordance with Senate Bill 7 and in compliance with a plan approved by the PUCT, TNMP separated its Texas utility operations into three components:

- *Retail Sales Activities.* First Choice assumed the activities related to the sale of electricity to retail customers in Texas. On January 1, 2002, TNMP's customers automatically became customers of First Choice, unless they chose a different retail electric provider. The rates that First Choice charges for its services are not regulated, with the exception of the price-to-beat, a regulated price that First Choice must offer to certain former customers of TNMP.

- *Power Transmission and Distribution.* TNMP continues to operate its regulated transmission and distribution business in Texas.

- *Power Generation.* TGC became the unregulated entity performing TNMP's generation activities in Texas. In October 2002, TNMP and TGC sold TNP One to Sempra Energy Resources. As a result of the sale, TGC neither owns property nor engages in any operating activities. Neither TNMP nor any of its affiliates are currently in the power generation business.

TNMP is a regulated utility operating in Texas and New Mexico. In Texas, TNMP is engaged solely in the transmission and distribution of electricity. In New Mexico, TNMP provides integrated electricity services under traditional cost-of-service regulation. Those services include transmitting, distributing, and selling electricity to New Mexico customers. Traditional cost-of-service regulation is a method of regulation that sets rates that TNMP can charge to its electricity customers based upon TNMP's cost of providing that service. The cost of providing that service includes a return on the capital TNMP has invested and dedicated to providing electric service.

TNMP is subject to PUCT and NMPRC regulation. Some of TNMP's activities, including the issuance of securities, are subject to FERC regulation, and its accounting records are maintained in accordance with FERC's Uniform System of Accounts.

The use of estimates is required to prepare TNP's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Management believes that estimates are essential and will not materially differ from actual results. However, adjustments may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the 2004 financial statements.

Accounting for the Effects of Regulation. TNMP applies the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," (SFAS 71), to its transmission and distribution operations in Texas and New Mexico. TNMP discontinued the application of SFAS 71 to the generation/power supply portions of its operations in Texas as a result of the passage of Senate Bill 7.

Utility Plant. TNMP's utility plant is stated at the historical cost of construction, which includes labor, materials, indirect charges for such items as engineering and administrative costs, and Allowance for Funds Used During Construction (AFUDC) or capitalized interest. Property repairs and replacement of minor items are charged to operating expenses, while replacements of units of property are capitalized to utility plant.

AFUDC is a non-cash item designed to enable a utility to capitalize financing costs during periods of construction of property subject to rate regulation. Established regulatory practices enable TNMP to recover these costs from customers. The composite rate used for AFUDC was 8.0 percent in 2004, 7.3 percent in 2003, and 7.9 percent in 2002. AFUDC is applied to construction expenditures for the portion of its business that is accounted for under SFAS 71.

The costs of depreciable units of plant retired or disposed of in the normal course of business are eliminated from utility plant accounts and such costs plus removal expenses less salvage are charged to accumulated depreciation. When complete operating units are disposed of, appropriate adjustments are made to accumulated depreciation, and the resulting gains or losses, if any, are recognized.

Depreciation is provided on a straight-line method based on the estimated lives of the properties as indicated by periodic depreciation studies. A portion of depreciation of transportation equipment used in construction is charged to utility plant accounts in accordance with the equipment's use. Depreciation as a percentage of average depreciable cost was 3.6 percent, 3.7 percent, and 3.7 percent in 2004, 2003, and 2002, respectively.

Cash Equivalents. Investments in highly liquid debt instruments with maturities of three months or less when purchased are considered cash equivalents.

Customer Receivables and Operating Revenues. TNMP and First Choice accrue estimated revenues for electricity delivered from the latest billing date to the end of the accounting period. Prior to February 2002, TNMP, under a factoring arrangement with an unaffiliated company, sold its customer receivables on a nonrecourse basis. Amounts estimated to have been delivered, but remaining unbilled, were also sold in connection with this agreement. The factoring arrangement was terminated in February 2002.

As of December 31, 2004, First Choice accounts receivable of approximately $54.5 million, which are classified as accounts receivable in the TNP balance sheet, have been pledged as collateral to Constellation in connection with a power supply agreement that was executed during the fourth quarter of 2003. The power supply agreement is described in Note 12.

Purchased Power and Fuel Costs. Effective January 1, 2002, First Choice assumed the energy supply activities related to the sale of electricity to retail customers in Texas. Senate Bill 7 created a competitive retail electricity market in Texas and contains no provisions for the specific recovery of fuel and purchased power costs, although First Choice can request that the PUCT change the price-to-beat twice a year to recognize changes in natural gas prices.

In New Mexico, TNMP is allowed to recover all purchased power costs through the FPPCAC authorized by the NMPRC. The FPPCAC changes monthly to reflect over-collections or under-collections of purchased power costs. As discussed in Note 3, the FPPCAC temporarily expired in February 2004 but was reinstated in October 2004.

Deferred Charges. Costs incurred in issuing long-term debt are deferred and amortized on a straight-line basis over the lives of the respective issues. Included in deferred charges are other assets that are expected to benefit future periods and certain costs that are deferred for ratemaking purposes and amortized over periods allowed by regulatory authorities.

Income Taxes. TNP files a consolidated federal income tax return that includes the consolidated operations of its subsidiaries, First Choice and TNMP. Investment Tax Credit (ITC) amounts utilized in the federal income tax return are generally deferred and amortized to earnings ratably over the estimated service lives of the related assets.

Other Comprehensive Income. Other Comprehensive Income includes unrealized gains and losses related to derivative transactions designated as cash flow hedges and minimum pension liabilities recorded under the provisions of SFAS No. 87, "Employers Accounting for Pensions."

Details regarding the components of Other Comprehensive Income (Loss) are discussed in Note 5.

Derivative Instruments. TNP, TNMP and First Choice may enter into derivative instruments, including options and swaps, to manage risks related to changes in interest rates and commodity prices. TNP, TNMP and First Choice record derivatives on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income depending upon the use of the derivative and whether the derivative qualifies for hedge accounting.

Other Property and Investments. In December 2002, TNP recorded a $2.5 million pre-tax loss related to the write-off of TNP's entire investment in a company involved in fuel cell research and development.

Accounting for Goodwill and Other Intangible Assets. TNP adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed periodically for impairment. TNP stopped amortizing goodwill upon adoption of SFAS 142. SFAS 142 requires TNP to test goodwill for impairment at least annually and more frequently when indicators of impairment exist. TNP performed its annual goodwill impairment test as of December 31, 2004, and concluded that the fair value of the goodwill related to the ST Corp. Merger exceeded its carrying value. To determine the fair value of the goodwill, TNP utilized the PNM Resources proposed acquisition price discussed in Note 2.

Fair Values of Financial Instruments. Fair values of cash equivalents and customer receivables approximated the carrying amounts because of the short maturities of those instruments.

The estimated fair values of long-term debt and preferred stock were based on quoted market prices of the same or similar issues. The estimated fair values of TNP's financial instruments are as follows:

	December 31, 2004		December 31, 2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Capitalization and Liabilities				
Long-term debt	$ 802,439	$ 834,366	$ 811,938	$ 848,378
Preferred stock	187,878	214,299	162,538	182,307

Reclassification. Certain items in 2002 and 2003 were reclassified to conform to the 2004 presentation.

Note 2. Proposed PNM Resources, Inc., Acquisition of TNP Enterprises, Inc.

On July 24, 2004, SW Acquisition, L.P., the sole holder of TNP common stock, entered into an agreement (Stock Purchase Agreement) to sell all of the outstanding common stock of TNP to PNM Resources, Inc. (PNM Resources) for approximately $189 million comprised of equal amounts of PNM Resources common stock and cash. PNM Resources will also assume approximately $835 million of TNP's net debt and senior redeemable cumulative preferred stock (preferred securities).

Under the terms of the agreement, TNP's common shareholder will receive consideration, consisting of approximately 4.7 million newly issued PNM Resources shares and the remainder being paid in cash, subject to closing adjustments. PNM Resources shares were valued at $20.20 on the date the agreement was entered into. The final sale price will be based on the share price on the day of closing. PNM Resources shares closed at $26.24 on February 28, 2005. The existing indebtedness and preferred securities at TNP will be retired. All debt at TNMP, TNP's wholly-owned electric utility subsidiary, will remain outstanding.

Based on the number of common shares outstanding on a fully diluted basis and taking into account additional equity issuances, following the transaction, PNM Resources' shareholders would own 94 percent of PNM Resources' common equity, and TNP's shareholders would own approximately 6 percent.

The transaction is subject to certain conditions, including, to the extent they are required, receipt of necessary orders or other actions by the Public Utility Commission of Texas (PUCT), the New Mexico Public Regulation Commission (NMPRC), the Federal Energy Regulatory Commission (FERC), the Securities and Exchange Commission (SEC) and clearance under applicable federal anti-trust statutes. Information regarding the approval status in each jurisdiction is as follows:

Texas. On September 9, 2004, TNMP and PNM Resources filed a joint application with the PUCT seeking a finding that the acquisition is consistent with the public interest. Various parties intervened in the proceeding. In February 2005, TNMP and PNM Resources filed a stipulation settling a number of issues including rate reductions by TNMP, timing of the 60-day rate review, extension of certain service quality commitments currently in effect, a synergy savings rate credit to be effective after closing and a finding that the acquisition is consistent with the public interest. Various parties, including the staff of the PUCT, executed the stipulation and all parties agreed not to oppose its approval. . Management expects the PUCT to find the acquisition to be consistent with the public interest and implement the stipulation no later than April 2005. See Note 3 – Regulatory Matters - Texas for additional information associated with the settlement.

New Mexico. On September 9, 2004, TNMP and PNM Resources filed a joint application with the NMPRC seeking approval of the acquisition. Various parties intervened in the proceeding. In February 2005, TNMP and PNM Resources filed a stipulation settling all issues in the acquisition docket including rate reductions by TNMP over five years, the sharing of synergy savings with customers of TNMP and various PNM Resources subsidiaries, and the agreement of the parties that the acquisition should be approved. Management expects that the NMPRC will approve the acquisition settlement in the second quarter of 2005. See Note 3 – Regulatory Matters – New Mexico for additional information associated with the settlement.

FERC. On December 23, 2004, TNMP and PNM Resources filed a joint application requesting approval of the acquisition. On January 28, 2005, El Paso Electric Company (EPE) filed a protest to the acquisition stating that EPE needed more information on competitive issues before the application could be approved. Xcel Energy also filed a motion to intervene in the matter but did not protest approval of the transaction. On March 2, 2005, FERC issued an order, rejecting EPE's protest and approving the acquisition.

SEC. During the second quarter of 2005, TNP expects that PNM Resources will file for all required SEC action needed for approval of the acquisition by the SEC.

Federal Trade Commission. On February 2, 2005, PNM Resources received anti-trust clearance under the Hart-Scott-Rodino Act from the Federal Trade Commission.

The transaction is also subject to certain rights of termination by each party, including rights of termination in the event that required regulatory action is denied or not received. The Stock Purchase Agreement may also be terminated if the closing has not occurred on or prior to December 31, 2005.

Note 3. Regulatory Matters

Texas

Retail Competition. As discussed in Note 1, the Texas electricity market has been open to retail competition since January 1, 2002. In accordance with Senate Bill 7, TNMP provides transmission and distribution services at regulated rates to various retail electric providers that, in turn, provide retail electric service within TNMP's Texas service area. First Choice, TNMP's affiliated retail electric provider, performs activities related to the sale of electricity to retail customers in Texas.

On June 1, 2004, several changes to customer protection rules in Texas became effective. Of the changes, the rules related to disconnection for non-payment and the required amount of a customer deposit are having the greatest impact on First Choice. The new rule for disconnection for non-payment states that if a customer does not make a payment or payment arrangement until after the final due date specified in the disconnect notice, the retail electric provider is allowed to disconnect the customer. The previous rule only allowed the retail electric provider to terminate service and drop the customer to the retail electric provider that was affiliated with the customer's transmission and distribution service provider, or to the provider of last resort for non-payment. The new rule for the required amount of deposit states that the deposit shall not exceed the greater of one-fifth of the estimated annual billing or the sum of the next two month's estimated billings. The previous rule stated that the deposit could not exceed the greater of one-sixth of the estimated annual billing or the sum of the next two month's estimated billings.

First Choice is responsible for energy supply related to the sale of electricity to retail customers in Texas. Senate Bill 7 contains no provisions for the specific recovery of fuel and purchased power costs, although First Choice can request that the PUCT change the price-to-beat twice a year to recognize changes in natural gas prices. The rates charged to new customers acquired by First Choice outside of TNMP's service territory are not regulated by the PUCT, but are negotiated with each customer. As a result, changes in fuel and purchased power costs will affect First Choice's operating results.

Price-to-Beat Fuel Factor. First Choice must offer customers that take service in TNMP's service area, and whose loads are less than 1 megawatt a regulated price, commonly called the price-to-beat. The price-to-beat will be offered through December 31, 2006, and First Choice could not offer those customers any other rate before the loss of 40 percent of the energy consumed by its price-to-beat customers, or January 1, 2005, whichever occurred first. In January 2004, the PUCT approved a stipulation among TNMP and other parties, which found that First Choice had lost more than 40 percent of the energy consumed by its small commercial price-to-beat customers. As a result of PUCT's action, First Choice has been authorized to offer small commercial customers who reside in TNMP's service area rates other than the price-to-beat since January 1, 2004. First Choice remained below the 40 percent loss threshold with respect to residential price-to-beat customers through December 31, 2004 As of January 1, 2005, First Choice may offer prices lower than the price-to-beat to residential customers in TNMP's service area.

In response to increases in natural gas prices in 2004, First Choice has requested and implemented two changes in the price-to-beat fuel factor. The changes in the price-to-beat fuel factor are shown in the following table (dollar amounts in millions):

Date Filed	Date Approved	Percentage Increase in Fuel Factor	Estimated Increase in Annual Revenue
May 2004	July 2004	8%	$ 9.0
October 2004	December 2004	15%	16.7

Special Purpose Entity. On June 2, 2004, First Choice established First Choice Power Special Purpose, L.P. (FCPSP), a wholly owned bankruptcy remote special purpose entity. FCPSP holds all customer contracts and wholesale power and gas contracts previously held by First Choice, with the exception of certain financial instruments held for hedging purposes. First Choice filed with the PUCT on August 13, 2004, information complying with the terms of the final order in Docket No. 29081, which approved First Choice's request to establish a bankruptcy remote special purpose entity. On December 2, 2004, the PUCT issued an Order acknowledging that First Choice had complied with the order and issuing appropriate REP certification.

Final Fuel Reconciliation. In January 2004, the PUCT issued an order that disallowed $15.7 million of fuel and energy-related purchased power costs that TNMP incurred in 2000 and 2001, prior to retail competition. TNMP recorded the $10.1 million net of tax effect of the disallowance in the fourth quarter of 2003. As a result of the PUCT decision, TNMP had an over-recovered balance of fuel and energy-related purchased power costs of $41.1 million, including interest. TNMP is appealing the PUCT decision.

2004 True-Up Proceeding. On July 22, 2004, the PUCT issued its decision in TNMP's stranded cost true-up proceeding in Docket No. 29206. The purpose of the true-up proceeding was to quantify and reconcile the amount of stranded costs that TNMP may recover from its transmission and distribution customers. The proceeding examined a number of issues, including the sale of TNP One that occurred in October 2002, the final fuel reconciliation and the clawback. The PUCT decision established $128.4 million as TNMP's stranded costs and allows TNMP to recover $87.3 million of the $266.5 million that TNMP requested for its true-up balance. TNMP's original request included approximately $307.6 million of stranded costs related to the sale of TNP One, which occurred in October 2002, and the credit of approximately $41.1 million related to TNMP's over-recovered balance of fuel and energy-related purchased power costs.

The PUCT's decision results in a loss of $155.1 million before an income tax benefit of $57.3 million ($97.8 million after tax). TNMP recorded the $97.8 million after tax loss as an extraordinary item in the second quarter of 2004. The loss was classified as an extraordinary item in accordance with SFAS 101, "Regulated Enterprises – Accounting for the Discontinuance of the Application of FASB Statement No. 71."

In addition to the decision regarding stranded costs, the PUCT order confirmed that First Choice's clawback liability to TNMP is $15.9 million. Senate Bill 7 requires First Choice to credit TNMP with the clawback amount. TNMP must then pass the credit received from First Choice to its transmission and distribution customers.

In the decision, the PUCT found that TNMP's selection of an affiliate of TNMP to serve as its financial advisor to the sale of TNP One, as well as deficiencies in the process, resulted in a sale transaction that was not a bona fide third party transaction under a competitive offering. Additionally, the PUCT disallowed costs associated with TNMP's failure to reduce costs associated with a renegotiated long-term lignite contract. Also, the PUCT grossed up certain disallowances for income tax effects. TNMP disagrees with the PUCT decision, and intends to vigorously pursue all avenues of appeal of this order.

In the third quarter of 2004, TNMP began accruing carrying charges on stranded costs for the period subsequent to the July 22, 2004 stranded cost order. In accordance with PUCT rules in effect at the time that TNMP filed its true-up proceeding, TNMP is allowed to accrue and recover carrying charges on the stranded cost balance from the date of the final order.

On August 11, 2004, TNMP filed a motion for rehearing of the PUCT decision. On October 7, 2004, the PUCT denied all of TNMP's motions for rehearing except for an issue related to a June 2004 Texas Supreme Court ruling that addressed recovery of carrying charges on recoverable stranded costs back to January 1, 2002, the date that competition began in Texas. Hearings were held in December 2004. In accordance with the June 2004 Texas Supreme Court ruling, and consistent with the application in the true-up case of another utility, TNMP expects to recover $41.7 million of carrying charges on stranded costs for the period January 1, 2002 through July 21, 2004. Accordingly, TNMP recorded $27.2 million of carrying charges for the period January 1, 2002 through July 21, 2004, in the fourth quarter of 2004. In accordance with provisions within SFAS 92 – Regulated Enterprises – Accounting for Phase-In Plans, TNMP was limited in its recognition for income statement purposes to only the debt related portion of the carrying charges, and TNMP was prohibited from income statement recognition of $14.5 million associated with the equity portion of the carrying charges until the actual receipt of those amounts from customers. A final order in the True-Up Proceeding is expected to be issued in the second quarter of 2005.

60-Day Rate Review. Sixty days following the date on which a true-up order becomes final and appealable, TNMP is required to make a 60-Day Rate Review filing. First Choice is required to make a filing to reset its price-to-beat rates on a schedule consistent with the TNMP 60-Day Rate Review. TNMP's case will set rates for recovery of the true-up balance and address the clawback liability. First Choice's case will consider a reset of price-to-beat rates.

As discussed in Note 2, the stipulation resolving the Texas proceeding related to PNM Resources' acquisition of TNP provides that TNMP will file the 60-Day Rate Review no later than 60 days following the date on which the true-up order becomes final and appealable. First Choice will file its price-to-beat base rate case no later than 30 days after TNMP files its 60-Day Rate Review. First Choice will file its price-to-beat fuel factor case shortly before the PUCT issues an order in

TNMP's case. TNMP's and First Choice's resulting rates will take effect simultaneously no later than 30 days following a final order on TNMP's 60-Day Rate Review. The Texas acquisition stipulation also provides that First Choice will request that the PUCT recognize in its new price-to-beat rates the TNMP rate reduction and the synergy savings credit provided for in the stipulation.

Acquisition Settlement. During the fourth quarter of 2003, several Texas cities passed resolutions requiring TNMP to file certain financial information with the cities so that the cities may determine whether TNMP's transmission and distribution rates are reasonable. TNMP filed information in response to the resolutions in November 2003 and has responded to additional requests for information from the cities.

As discussed in Note 2, as a result of the settlement discussions in Texas associated with PNM Resources' acquisition of TNP, TNMP agreed to implement a $13 million annual reduction to its Texas retail delivery base rates. The rate reduction will be effective for customer billings beginning May 1, 2005.

ST Corp. Merger Commitments. As conditions for approval of the ST Corp. Merger, TNMP made a number of commitments to both the PUCT and NMPRC. The commitments cover a wide range of financial, operational, electric reliability, and other standards with which TNMP agreed to comply. TNMP made 55 commitments in New Mexico and Texas, of which 18 are currently in effect. TNMP monitors compliance on a monthly basis and could be subject to financial penalties for non-compliance with certain commitments. As of December 31, 2004, TNMP was in compliance with all of its ST Corp. Merger commitments, with the exception of nominal penalties in regard to certain reliability standards in Texas. Some of the commitments have been extended or renewed as part of the PNM Resources acquisition settlements in Texas and New Mexico.

Transmission Cost Recovery Factor. On January 14, 2005, TNMP filed for an updated Transmission Cost Recovery Factor (TCRF) at the PUCT. PUCT rules authorize TNMP to make such adjustments when a change in a Transmission Service Provider's (TSP's) wholesale transmission rate being charged to TNMP has been approved or allowed by the PUCT. PUCT rules authorize distribution service providers (DSPs) to update their TCRF on March 1 and September 1 of each year in order to pass through changes in wholesale transmission costs that are billed by TSPs to DSPs such as TNMP. TNMP sought administrative approval of an adjustment to its TCRF Rider for the changes in wholesale transmission rates that have been approved or allowed by the PUCT. The filing, which was approved on February 23, 2005, will increase annual revenues $1.9 million for TNMP effective March 1, 2005.

New Mexico

Affiliate Guarantee. In October 2003, the NMPRC granted TNMP's request for authority to extend a portion of the guarantees that TNMP provided for certain power supply obligations of First Choice. TNMP's authority to guarantee the power supply obligations of First Choice terminated on June 2, 2004, when First Choice established a bankruptcy remote special purpose entity under authorization granted by the PUCT in Docket No. 29081. The special purpose entity was established in connection with First Choice's power supply agreement with Constellation.

New Mexico Fuel and Purchased Power. In January 2002, as part of the final order in Docket No. 3643, TNMP established a fuel and purchased power cost adjustment clause (FPPCAC) in New Mexico. This clause allowed TNMP to recover actual purchased power costs from customers. New Mexico regulations require TNMP to seek approval for continuation of the FPPCAC every two years. In July 2004, the staff of the NMPRC notified TNMP that it had failed to file for the continuation of the FPPCAC.

Amounts collected from February through June 2004 are subject to refund. In September 2004, the NMPRC authorized TNMP to begin collecting an interim FPPCAC effective October 1, 2004. On December 14, 2004, the NMPRC approved the permanent FPPCAC. TNMP's earnings were reduced by $0.5 million after tax ($0.8 million before tax) for the year ended December 31, 2004, as a result of the temporary expiration of FPPCAC.

Acquisition settlement. As discussed in Note 2, as a result of the settlement discussions in New Mexico associated with PNM Resources' acquisition of TNP, TNMP agreed to implement an approximate $9.6 million (1.851 cents per Kwh) annual reduction, which includes synergy savings, effective January 1, 2006, to most of its New Mexico customers, subject to completion of the PNM Resources acquisition of TNMP. Phelps Dodge, TNMP's largest New Mexico commercial customer is served through a contractual arrangement, and is excluded from the rate reduction. PNM Resources has also agreed to integrate the New Mexico operations of TNMP into PNM Resources by January 1, 2007. Effective January 1, 2008, TNMP's rates will be reduced by an additional 0.1 cents per Kwh through December 31, 2008; and on January 1, 2009, TNMP's rates will be reduced by an additional 0.1 cents per Kwh, for a total reduction of 2.051 cents per Kwh in effect through December 31, 2010. As part of the rate reduction, the current TNMP-NM fuel and purchased power adjustment clause will be eliminated once amounts in the balancing account as of December 31, 2005 are collected or returned to customers.

Note 4. Accounting Developments

Employers' Disclosures about Pensions and Other Postretirement Benefits

TNP has applied the revised disclosure provisions of SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS 132). The revisions to SFAS 132 were issued in December 2003, and require additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The disclosures that are required by SFAS 132 are included in Note 7.

Financial Instruments with Characteristics of both Liabilities and Equity

TNP and TNMP adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150), on December 31, 2003. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability or, in some circumstances, as an asset. As a result of the adoption of SFAS 150, TNP has reclassified the balance of its redeemable cumulative preferred stock at December 31, 2003, as a liability. Beginning in 2004, TNP classified dividends on preferred stock as interest expense. SFAS 150 does not permit the restatement of prior year balances of reclassified financial instruments. Accordingly, the balances of TNP's redeemable preferred stock for periods prior to adoption have not been reclassified.

Derivative Instruments and Hedging Activities

TNP and TNMP adopted SFAS No.149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149), on June 30, 2003. The adoption had no impact on the financial position, results of operations, or cash flows of TNP and TNMP. SFAS 149 amends SFAS 133 for decisions made by the Derivatives Implementation Group that required amendments to SFAS 133, in connection with other FASB projects regarding financial instruments, and for implementation issues regarding the application of the definition of a derivative.

Accounting for Asset Retirement Obligations

TNP and TNMP adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), on January 1, 2003. The adoption had no impact on the financial position, results of operations, or cash flows of TNP and TNMP. As a result of the adoption of SFAS 143, TNP and TNMP identified costs recorded in accumulated depreciation related to inclusion of removal costs of utility plant in TNMP's rates by the PUCT and NMPRC. Such costs do not arise from legal obligations. Rather, they represent long-standing regulatory policy to include charges for removal costs of utility plant in accumulated depreciation. Accordingly, TNMP reclassified the estimated utility plant removal costs of $38.2 million as of December 31, 2003, from accumulated depreciation to a regulatory liability included in long-term and other liabilities on the balance sheet.

Note 5. Derivative Instruments, Hedging Activities, and Other Comprehensive Income

Normal Purchases and Sales. In the normal course of business, TNMP and First Choice enter into commodity contracts, which include "swing" components for additional purchases or sales of electricity, in order to meet customer requirements. The FASB has defined criteria by which option-type and forward contracts for electricity can qualify for the normal purchase and sales exception provided by SFAS 133, as amended by SFAS 149. Based on the FASB's guidance, the management of TNMP and First Choice has determined that their respective contracts for electricity qualify for the normal purchases and sales exception. Accordingly, TNMP and First Choice do not account for their respective electricity contracts as derivatives.

Hedging Activities

TNP, TNMP and First Choice may enter into agreements for derivative instruments, including options and swaps, to manage risks related to changes in interest rates and commodity prices. At the inception of any such transactions, TNP, TNMP, and First Choice document relationships between the hedging instruments and the items being hedged. The documentation includes the strategy that supports executing the specific transaction.

TNP Interest Rate Swaps. In October 2002, TNP executed a $70 million interest rate swap transaction designed to manage interest rate risk associated with the Senior Credit Facility. The swap terminated in October 2004. Under the terms of the swap, TNP paid a fixed rate of approximately 2.5 percent and received variable rates.

The interest rate swap was designated as a cash flow hedge. The swap was highly effective in offsetting cash flow volatility caused by changes in interest rates. For the years ended December 31, 2004 and 2003, TNP recorded unrealized gains (losses), net of reclassification adjustments, associated with its interest rate swap in other comprehensive income as shown in the following table.

	Twelve Months Ended December 31, 2004			Twelve Months Ended December 31, 2003		
	Before-Tax Amount	Tax Benefit (Expense)	After-Tax Amount	Before-Tax Amount	Tax Benefit (Expense)	After-Tax Amount
	(In thousands)					
Change in market value	$ (22)	$ 8	$ (14)	$ (631)	$ 240	$ (391)
Reclassification adjustments	669	(255)	414	855	(326)	529
Other comprehensive income (loss)	$ 647	$ (247)	$ 400	$ 224	$ (86)	$ 138

TNMP Interest Rate Hedges. In October 2002, TNMP executed two $75 million interest rate swap transactions designed to manage interest rate risk associated with the TNMP/First Choice Credit Facility. TNMP issued $250 million of 6.125 percent Senior Notes due in 2008, in June 2003. A portion of the proceeds from that borrowing was used to repay amounts outstanding under the TNMP/First Choice Credit Facility. As a result, TNMP terminated the swaps in June 2003 at a cost of $3.1 million, which was recorded as interest expense.

In May 2003, TNMP executed a $250 million Treasury rate lock transaction designed to manage interest rate risk associated with the issuance of its $250 million of Senior Notes discussed above. The rate lock effectively fixed the five-year Treasury yield upon which the yield of the Senior Notes was based at approximately 2.6 percent. TNMP paid $4.2 million upon the issuance of the Senior Notes in June 2003 to settle the rate lock. The cost of the rate lock was recorded in accumulated other comprehensive income and will be amortized to interest expense over the life of the Senior Notes.

The interest rate swaps and the Treasury rate lock were designated as cash flow hedges. The instruments were highly effective in offsetting future cash flow volatility caused by changes in interest rates. For the years ended December 31, 2004 and 2003, TNMP recorded unrealized gains (losses), net of reclassification adjustments, associated with its interest rate swaps and Treasury rate lock in other comprehensive income as shown in the following table.

	Twelve Months Ended December 31, 2004			Twelve Months Ended December 31, 2003		
	Before-Tax Amount	Tax Benefit (Expense)	After-Tax Amount	Before-Tax Amount	Tax Benefit (Expense)	After-Tax Amount
	(In thousands)					
Change in market value	$ -	$ -	$ -	$ (5,923)	$ 2,257	$ (3,666)
Reclassification adjustments	832	(317)	515	4,127	(1,572)	2,555
Other comprehensive income (loss)	$ 832	$ (317)	$ 515	$ (1,796)	$ 685	$ (1,111)

TNMP displays cash flows from interest rate hedging transactions in the cash flow statement as cash flow from operations, in accordance with the provisions of SFAS No. 104, "Statement of Cash Flows-Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions."

Natural Gas Hedges. Beginning in the third quarter of 2003, First Choice took advantage of favorable conditions in the natural gas market to enter into natural gas swaps, fixing the price of a portion of its power supply. The swaps are purchased to mitigate commodity price risk associated with purchase power price volatility. The swaps are effective in offsetting future cash flow volatility caused by increases in natural gas prices and are designated as cash flow hedges. The fair value of the natural gas swaps as of December 31, 2004, was a liability of $6.2 million, which is recorded on TNP's balance sheet as a current liability. For the twelve months ended December 31, 2004, First Choice's purchased power expense includes pre-tax gains of $9.9 million ($6.1 million after tax) related to the settlement of natural gas swaps and options.

In addition, First Choice recorded unrealized gains (losses), net of reclassification adjustments, associated with its natural gas hedges in other comprehensive income as shown in the following table.

	Twelve Months Ended December 31, 2004			Twelve Months Ended December 31, 2003		
	Before-Tax Amount	Tax Benefit (Expense)	After-Tax Amount	Before-Tax Amount	Tax Benefit (Expense)	After-Tax Amount
			(In thousands)			
Change in market value	$ (2,443)	$ 931	$ (1,512)	$ (10,252)	$ 3,906	$ (6,346)
Reclassification adjustments	(9,135)	3,480	(5,655)	15,654	(5,964)	9,690
Other comprehensive income (loss)	$ (11,578)	$ 4,411	$ (7,167)	$ 5,402	$ (2,058)	$ 3,344

First Choice also estimates that $3.8 million of unrealized after-tax gains related to natural gas swaps will be reclassified through other comprehensive income to purchased power expense over the next 12 months.

Minimum Pension Liability

SFAS 87, "Employers' Accounting for Pensions," requires the recognition of a minimum liability when the accumulated benefit obligation of a pension plan exceeds the fair value of plan assets. TNMP's excess benefit plan is subject to this provision. Changes in the minimum pension liability are a component of other comprehensive income.

Other comprehensive income for TNMP includes the amounts shown in the following table for the years ended December 31, 2004, 2003, and 2002.

	Before-Tax Amount	Tax Benefit (Expense)	After-Tax Amount
		(In thousands)	
Year ended December 31, 2004	$ 1	$ -	$ 1
Year ended December 31, 2003	346	(132)	214
Year ended December 31, 2002	508	(194)	314

Note 6. Sale of TNP One

On October 31, 2002, TNMP sold TNP One to Sempra Energy Resources for $120 million ($117.6 net of cost to sell). The sale completed a process that TNMP started in response to Senate Bill 7, which required electric utilities to separate their power generation business activities from the regulated transmission and distribution business. Senate Bill 7 established various methods for quantifying stranded costs, one of which was the sale of generation plants.

Note 7. Employee Benefit Plans

Pension and Postretirement Benefits Plans

TNP and its subsidiaries sponsor a defined benefit pension plan covering substantially all of its employees. Benefits are based on an employee's years of service and compensation. TNP's funding policy is to contribute the minimum amount required by federal funding standards. TNP provides an excess benefit plan for certain key personnel and retired employees whose benefits in the principal plan federal law restricts. TNP also sponsors a health care plan that provides postretirement medical and death benefits to retirees who satisfied minimum age and service requirements during employment.

	Pension Benefits		Postretirement Benefits	
	2004	2003	2004	2003
		(In thousands)		
Change in projected benefit obligation:				
Benefit obligation at beginning of year	$ 85,297	$ 86,485	$ 10,864	$ 10,985
Service cost	2,091	2,095	411	388
Interest cost	4,789	5,168	679	686
Participant contributions	-	-	857	640
Plan amendments	-	207	-	-
Actuarial (gain) or loss, including changes in discount rate	164	2,040	1,465	195
Curtailments/settlements	-	(3,403)	-	-
Benefits paid	(7,478)	(7,294)	(2,067)	(2,030)
Benefit obligation at end of year	$ 84,863	$ 85,298	$ 12,209	$ 10,864
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 85,052	$ 88,444	$ 5,688	$ 5,556
Actual return on plan assets, net of expenses	4,625	3,669	369	469
Settlements	-	(3,403)	-	-
Employer contributions	165	3,636	1,099	1,047
Participant contributions	-	-	853	638
Benefits paid	(7,478)	(7,294)	(2,053)	(2,022)
Fair value of plan assets at end of year	$ 82,364	$ 85,052	$ 5,956	$ 5,688

The ST Corp. Merger was accounted for under the purchase method of accounting. Acquired assets and assumed liabilities were recorded based on their estimated fair values. Accordingly, TNP recorded an asset for the pension plan assets in excess of the projected benefit obligations, and a liability for the postretirement projected benefit obligation in excess of the plan assets, thereby eliminating any previously existing unrecognized actuarial net gains or losses, prior service cost, and net transitional obligation. TNP also recorded a net regulatory liability associated with the pension plan and postretirement benefit plan that will be amortized in conjunction with TNMP's amortization of its unrecognized gain or loss, unrecognized prior service cost, or unrecognized net transitional obligation, in order to reflect the amounts permitted for rate making purposes in operations.

	Pension Benefits		Postretirement Benefits	
	2004	2003	2004	2003
		(In thousands)		
Reconciliation of funded status				
Funded status	$ (2,499)	$ (245)	$ (6,253)	$ (5,176)
Unrecognized actuarial gain	29,719	30,147	5,019	3,887
Unrecognized transition obligation	-	-	-	-
Unrecognized prior service cost	166	187	-	-
Prepaid (accrued) benefit cost	$ 27,386	$ 30,089	$ (1,234)	$ (1,289)
Amounts recognized in the consolidated balance sheets				
Prepaid (accrued) benefit cost	$ 27,386	$ 30,089	$ (1,353)	$ (1,289)
Weighted-average assumptions used to determine benefit obligations at December 31				
Discount rate	5.75%	6.00%	5.75%	6.00%
Average rate of compensation increase	3.50%	3.50%	N/A	N/A

The accumulated benefit obligation for all defined benefit pension plans was $82.7 million and $82.9 million at December 31, 2004 and 2003, respectively.

The projected benefit obligation of the excess benefit plan, which has an accumulated benefit obligation in excess of plan assets, was $3.6 million and $3.5 million at December 31, 2004 and 2003, respectively. The accumulated benefit obligation of the excess benefit plan was $3.6 million and $3.4 million at December 31, 2004 and 2003, respectively. The excess benefit plan had no plan assets at December 31, 2004 and 2003, respectively.

The 2003 projected benefit obligation and 2003 net periodic benefit cost of the excess benefit plan were affected by the settlement of obligations related to the termination of a former member of TNP's senior management. The benefits payable to the former member of senior management under the excess benefit plan were a significant portion of the total obligations of the excess benefit plan.

	Pension Benefits			Postretirement Benefits		
	2004	2003	2002	2004	2003	2002
Components of net periodic benefit cost						
Service cost	$ 2,091	$ 2,095	$ 2,321	$ 411	$ 389	$ 345
Interest cost	4,789	5,168	5,564	679	686	732
Expected return on plan assets	(6,039)	(6,959)	(7,722)	(315)	(334)	(413)
Settlements	-	163	-	-	-	-
Amortization of prior service cost	20	20	-	-	-	-
Recognized actuarial (gain) loss	2,007	1,675	1,051	278	220	90
Net periodic benefit cost	$ 2,868	$ 2,162	$ 1,214	$ 1,053	$ 961	$ 754
Weighted-average assumptions to determine net periodic benefit cost for the years ended December 31						
Discount rate	6.00%	6.50%	7.25%	6.00%	6.50%	7.25%
Expected long-term rate of return on plan assets	7.80%	8.50%	9.00%	5.50%	6.00%	6.00%
Average rate of compensation increase	3.50%	3.50%	4.00%	N/A	N/A	N/A

The expected long-term rate of return on pension plan assets is based on an investment strategy that allocates pension plan assets among equity, treasury inflation-protected securities (TIPS), and money market assets based on a formula dependent upon the composite price/earnings ratio of the S&P 500 index and the current yield on TIPS. In developing the expected long-term rate of return assumption, TNP utilized expectations of asset class returns as well as long-term inflation assumptions developed by independent consultants and economists. Projected investment returns were based on equity and fixed income indices, which represent broad market expectations. TNP determines the expected long-term rate of return by weighting the expected return on each asset class by the expected asset allocation produced by the investment strategy.

The assumed health care cost trend rate used to measure the expected cost of benefits was 8 percent for 2004 and is assumed to trend downward slightly each year to 5 percent for 2007 and thereafter. TNP's exposure to cost increases in the postretirement benefit plan is minimized by a provision that limits TNP's share of costs under the plan. Costs of the plan in excess of the limit are borne wholly by the participants. TNP reached the cost limit at the end of 2001. As a result, a one-percentage-point change in assumed health care cost trend rates would have no effect on either the 2004 net periodic expense or the year-end 2004 postretirement benefit obligation.

	Pension Plan Assets		Postretirement Benefits Plan Assets	
	2004	2003	2004	2003
Weighted-average asset allocations by asset category at December 31				
Equities	23%	11%	23%	13%
Debt securities (composed entirely of TIPS)	-	11%	-	10%
Other (money market assets)	77%	78%	77%	77%
	100%	100%	100%	100%

TNP's investment policy for both the pension plan and postretirement benefit plan is to have a reasonably balanced investment approach, with a long-term bias toward equity investments. TNP's investment strategy allocates plan assets among equity, TIPS, and money market assets based on a formula dependent upon the composite price/earnings ratio of the S&P 500 index and the current yield on TIPS. For the pension plan, the target equity allocation is a function of the price/earnings ratio of the S&P 500 index, as shown in the following table.

PE Ratio Bands	S&P 500 PE Ratio	Target Equity Allocation	Allowable Range
I	Greater than 23.5	10%	5% to 15%
II	Less than or equal to 23.5 and greater than 19.25	20%	15% to 25%
III	Less than or equal to 19.25 and greater than 13.0	50%	45% to 55%
IV	Less than or equal to 13.0 and greater than 11.0	70%	65% to 75%
V	Less than or equal to 11.0	90%	85% to 95%

The target equity allocation for the postretirement benefit plan is also a function of the price/earnings ratio of the S&P 500 index, as shown in the following table.

PE Ratio Bands	S&P 500 PE Ratio	Target Equity Allocation	Allowable Range
I	Greater than 23.5	10.25%	5.25% to 15.25%
II	Less than or equal to 23.5 and greater than 19.25	22%	17% to 27%
III	Less than or equal to 19.25 and greater than 13.0	54%	49% to 59%
IV	Less than or equal to 13.0 and greater than 11.0	75%	70% to 80%
V	Less than or equal to 11.0	96%	91% to 100%

Assets not held in equities will be invested in fixed income investments, excluding an amount held in cash to pay current benefits and expenses. Once the target equity allocation for the plans has been determined, the remaining assets of the plans will be invested in TIPS subject to the limitations in the following tables.

If Yield on TIPS is declining.

Yield Bands	Yield on TIPS Investments	Target TIPS Allocation	Allowable Range
I	Less than 2.00	0%	0%
II	Greater than or equal to 2.00 and less than 2.50	5%	0% to 15%
III	Greater than or equal to 2.50 and less than 2.65	20%	15% to 25%
IV	Greater than or equal to 2.65 and less than 2.80	40%	35% to 45%
V	Greater than or equal to 2.80 and less than 3.00	70%	65% to 75%
VI	Greater than or equal to 3.00	100%	95% to 100%

If Yield on TIPS is increasing.

Yield Bands	Yield on TIPS Investments	Target TIPS Allocation	Allowable Range
I	Less than 2.00	0%	0%
II	Greater than or equal to 2.00 and less than 2.60	5%	0% to 15%
III	Greater than or equal to 2.60 and less than 2.75	20%	15% to 25%
IV	Greater than or equal to 2.75 and less than 2.90	40%	35% to 45%
V	Greater than or equal to 2.90 and less than 3.10	70%	65% to 75%
VI	Greater than or equal to 3.10	100%	95% to 100%

Assets of the plans that are not invested in equities or TIPS at any point in time will be invested in money market investments.

TNP expects to contribute $0.8 million to the pension plan and $1.0 million to the postretirement benefits plan in 2005.

	Pension Benefits	Post-Retirement Benefits
	(In thousands)	
Expected future benefit payments, reflecting expected future service, to be paid in		
2005	$ 7,820	$ 990
2006	7,660	926
2007	7,460	898
2008	7,675	886
2009	8,030	883
2010 - 2014	39,000	4,869

In 2003, TNP recognized a reduction in postretirement benefits plan liabilities due to changes resulting from the Medicare Prescription Drug and Modernization Act of 2003. The following table summarizes the impact of the Act on 2004 expense and on future postretirement benefit payments:

	2004 (In thousands)	
	With Medicare	Without Medicare
Net periodic benefit cost		
Service cost	$ 411	$ 419
Interest cost	679	704
Expected return on plan assets	(315)	(315)
Amortization of (gain) or loss	278	308
Net periodic benefit cost	$ 1,053	$ 1,116
Expected future benefit payments		
2005	$ 990	$ 990
2006	926	970
2007	898	940
2008	886	925
2009	883	920
2010 - 2014	4,869	5,050

Incentive Plans

TNP and its subsidiaries have three incentive compensation plans. All employees participate in one or both of these plans. Incentive compensation is based on meeting key financial and operational performance goals such as earnings before interest expense, taxes, depreciation and amortization, customer satisfaction, and system reliability measures.

TNP's operating expenses for 2003 and 2002 included costs for the various plans and bonuses in employment agreements of $2.4 million, and $4.8 million, respectively. No incentive compensation was paid for 2004.

Change of Control Agreements

TNP has entered into employment agreements with its senior management that include change in control provisions. TNMP and FCP have also entered into Change in Control Agreements with officers and key employees. Under such agreements, if a Change in Control occurs, as defined by the agreements, and the officer or key employee's employment is terminated without Cause (as the agreements define such term) or the officer resigns following a significant change in duties, responsibilities, authority, title, reporting responsibilities, compensation or benefits, then the officer would become entitled to receive the benefits provided by the applicable agreement. These benefits include: (i) one to three times annual salary, (ii) medical and dental insurance at a cost to such officer equal to that paid by TNMP employees for a period of one to three years, (iii) a prorated portion of annual bonus as established by the annual Incentive Plans and (iii) any excise taxes payable as a result of these benefits, grossed up for any additional excise and income taxes that result from each gross up payment. The completion of the PNM Acquisition as contemplated by the Stock Purchase Agreement would be a Change in Control under these agreements. The maximum aggregate estimated liability of the employment agreements and the Change in Control Agreements is approximately $13.9 million.

Other Employee Benefits

TNP and its subsidiaries have a 401(k) plan designed to enhance the other retirement plans available to its employees. Employees may invest their contributions in various mutual funds. TNP's contributions are invested in the same manner as the employees' contributions. TNP's operating expenses included contribution costs of $0.8 million for each of the years 2004, 2003, and 2002.

Note 8. Income Taxes

Components of income taxes (benefits) were as follows:

	2004	2003	2002
		(In thousands)	
Taxes (benefits) on net operating income (loss):			
Federal - current	$ 6,369	$ (8,638)	$ 3,037
State - current and deferred	3,845	(486)	3,288
Federal - deferred	18,170	(2,031)	14,705
ITC adjustments	(722)	(874)	(1,459)
	27,662	(12,029)	19,571
Taxes on other income (loss):			
Federal - current	655	760	(466)
	655	760	(466)
Total income taxes (benefits)	$ 28,317	$(11,269)	$ 19,105

The amounts for total income taxes differ from the amounts computed by applying the appropriate federal income tax rate to earnings (loss) before income taxes for the following reasons:

	2004	2003	2002
		(In thousands)	
Tax at statutory tax rate	$ 17,526	$ (10,312)	$ 17,112
Amortization of accumulated deferred ITC	(722)	(874)	(1,459)
Amortization of excess deferred taxes	(216)	(198)	(141)
State income taxes	3,845	(486)	3,288
Preferred dividends - permanent difference	8,445	-	-
Permanent differences excluding goodwill	-	-	(34)
Other, net	(561)	601	339
Actual income taxes (benefits)	$ 28,317	$ (11,269)	$ 19,105

The tax effects of temporary differences that gave rise to significant portions of net current and net noncurrent deferred income taxes as of December 31, 2004, and 2003, are presented below.

	2004	2003
	(In thousands)	
Current deferred income taxes:		
Deferred tax assets: other	$ -	$ 139
Noncurrent deferred income taxes:		
Deferred tax assets:		
Minimum tax carryforwards	$ 5,893	$ 29,006
Provision for clawback	5,522	5,270
Regulatory related items	2,236	10,910
Deferred purchased power	-	12,812
Accrued employee benefit costs	5,578	1,541
Excess earnings	-	14,296
Contribution in aid of construction	-	2,676
Other	196	1,541
	19,425	78,052
Deferred tax liabilities:		
Utility plant, principally due to depreciation and basis differences, including TNP One recoverable stranded cost	$ (86,612)	(185,743)
Deferred charges	(2,406)	(20,605)
Other recoverable stranded costs (noncurrent)	(51,455)	(4,684)
Regulatory related items	-	(3,902)
	(140,473)	(214,934)
Noncurrent deferred income taxes, net	$ (121,048)	$ (136,882)

Federal tax carryforwards as of December 31, 2004, were as follows:

	(In thousands)
Minimum tax credits	
Amount	$ 5,893
Expiration period	None
Net Operating Loss Carryforward	
Amount	$ 3,357
Expiration period (19 years)	2023

Note 9. Long-Term Debt

TNP

Senior Credit Facility. In August 2003, TNP and the banks participating in TNP's Senior Credit Facility agreed to increase the commitment under, and extend the maturity of, the Senior Credit Facility. As a result the Senior Credit Facility is now composed of a $112.5 million term loan that matures in December 2006. The commitment under the term loan increased $42 million and TNP used the proceeds to provide First Choice with $25 million in additional capital and to replace the working capital available under the revolving portion of the Senior Credit Facility. The revolving portion of the Senior Credit Facility expired in August 2003 and had a commitment of $15 million. As of December 31, 2004, the Senior Credit Facility had an outstanding balance of $110.8 million and an interest rate of approximately 7.5 percent. The Senior Credit Facility is secured by a pledge of all TNMP and First Choice common stock held by TNP.

The Senior Credit Facility contains various financial covenants with which TNP must comply. Due to losses during the first quarter of 2003 at First Choice resulting from high natural gas prices, and increased amounts of outstanding debt due to the termination of TNMP's factoring agreement early in 2002, TNP did not comply with one financial covenant for the period ended March 31, 2003. In May 2003, TNP obtained a modification of that financial covenant, as well as a second covenant. Additional covenants pertaining to risk management practices were implemented with this amendment. The amendment allowed TNP to meet the covenant, which was in noncompliance for the period ended March 31, 2003, and TNP expects to comply with all covenants for the Senior Credit Facility through the retirement of the loan.

For the years ended December 31, 2004, 2003 and 2002, respectively, the average interest rate on the Senior Credit Facility was approximately 6.6 percent, 5.8 percent, and 4.5 percent.

Senior Redeemable Preferred Stock (Preferred Stock). Through April 1, 2005, dividends on Preferred Stock will be paid by issuing additional shares of Preferred Stock having an aggregate liquidation preference equal to the amount of the dividends to be paid. After April 1, 2005, TNP has the option to pay dividends in cash or by issuing additional shares of Preferred Stock as previously described. For the years ended December 31, 2004, 2003, and 2002, TNP issued 24,030, 20,891, and 18,164 shares of Preferred Stock, respectively, in payment of dividends on the Preferred Stock.

Before April 1, 2005, TNP can redeem all, but not less than all, of the Preferred Stock at a specified price, plus accumulated dividends, in the event of a change in control. After April 1, 2005, TNP may redeem any amount of the Preferred Stock at specified prices, plus accumulated dividends. All of the Preferred Stock must be redeemed by April 1, 2011.

As discussed in Note 2, PNM Resources has stated its intention to retire TNP's debt, including preferred securities, following the close of the acquisition.

TNMP and First Choice

TNMP Senior Notes. TNMP's $175 million 6.25 percent Senior Notes due in 2009 were issued in 1999, and are unsecured.

On June 10, 2003, TNMP completed the sale of $250 million of 6.125 percent Senior Notes due in 2008. On or after May 1, 2005, TNMP will be required to redeem the Senior Notes to the extent that it receives proceeds from the securitization of stranded costs. TNMP believes that it has adequate cash to meet its working capital needs without the need for additional bank financing through at least the end of 2005. TNMP's cash balance as of December 31, 2004, was approximately $65.8 million.

TNMP/First Choice Credit Facility. The TNMP/First Choice Credit Facility expired in October 2003. Prior to the issuance of the 6.125 percent Senior Notes due in 2008, TNMP and First Choice used the TNMP/First Choice Credit Facility to finance their working capital requirements. For the years ended December 31, 2003 and 2002, the average interest rate on the TNMP/First Choice Credit Facility was 3.5 percent and 3.0 percent, respectively.

As discussed in Note 12, First Choice has provided for its working capital needs by executing a new power supply agreement with Constellation and with cash on hand.

Maturities

As of December 31, 2004, scheduled maturities of long-term debt for the five years following 2004 are as follows:

Year	TNP Senior Credit Facility	TNMP 6.25% Senior Notes	TNMP 6.125% Senior Notes	Total
		(in thousands)		
2005	$ 1,125	$ -	$ -	$ 1,125
2006	109,688	-	-	109,688
2007	-	-	-	-
2008	-	-	248,935	248,935
2009	-	167,690	-	167,690

Note 10. Related Party Transactions

At the time of the ST Corp. Merger, and in accordance with the SW Acquisition limited partnership agreement, TNP and Laurel Hill entered into a Management Services Agreement under which TNP engaged Laurel Hill as its agent to provide certain management and financial advisory services to TNP. For the years 2004, 2003 and 2002, TNP paid Laurel Hill $0.5 million, $1.2 million, and $1.2 million, respectively, under the agreement.

In 2002, TNMP paid Laurel Hill a transaction fee of $1.3 million for acting as TNMP's financial advisor in connection with the sale of TNP One. Laurel Hill received the fee pursuant to provisions of the SW Acquisition limited partnership agreement.

TNP paid fees of $1 million in 2003 and $1 million in 2004, for advisory services in 2002 and 2003 by the original limited partners of SW Acquisition, pursuant to provisions of the SW Acquisition limited partnership agreement. TNP paid SW Acquisition partners $1 million in 2005 for advisory services provided in 2004.

Note 11. Segment and Related Information

TNP has two reportable segments that reflect the separation of TNMP's business according to the provisions of Senate Bill 7. The first segment includes TNMP's regulated transmission and distribution business in Texas and its New Mexico operations, and the second includes the unregulated activities of First Choice relating to the sale of electricity to retail customers in Texas.

The following tables present information about revenues, profits, and assets of TNP's reportable segments (in thousands).

Twelve Months Ended December 31, 2004

	Regulated Transmission and Distribution	First Choice	All Other and Eliminations	TNP Consolidated
Income Statement Data				
Revenue from external customers	$ 174,199	$ 544,681	$ -	$ 718,880
Intercompany revenue	95,466	-	(95,466)	-
Purchased power	(76,017)	(288,007)	-	(364,024)
Other direct costs	(25,339)	(161,365)	93,745	(92,959)
Depreciation expense	(29,691)	(408)	(4)	(30,103)
Other operating expenses	(70,166)	(46,681)	(5,731)	(122,578)
Operating income (loss)	68,452	48,220	(7,456)	109,216
Other income and deductions, net	1,267	492	115	1,874
Dividends on preferred stock and other	-	-	(25,339)	(25,339)
Carrying charges on regulatory assets	32,006	-	-	32,006
Interest charges	(28,691)	(370)	(38,146)	(67,207)
Income (loss) before taxes	73,034	48,342	(70,826)	50,550
Income taxes	(26,391)	(17,854)	15,928	(28,317)
Extraordinary Items - disallowance of stranded cost (net of taxes)	(97,836)	-	-	(97,836)
Net income (loss)	(51,193)	30,488	(54,898)	(75,603)
Dividends on preferred stock and other	-	-	-	-
Income (loss) applicable to common stock	$ (51,193)	$ 30,488	$ (54,898)	$ (75,603)
Cash Flow Data				
Cash received from sales to customers	$ 242,441	$ 558,527	$ (94,819)	$ 706,149
Purchased power costs paid	(70,830)	(296,562)	-	(367,392)
Cash paid for payroll and to other suppliers	(47,783)	(35,765)	(5,487)	(89,035)
Transmission and distribution charges	-	(162,308)	93,109	(69,199)
Interest and other taxes paid	(48,030)	(6,645)	(36,876)	(91,551)
Intercompany dividends, income taxes refunded (paid), and other	(7,474)	(11,834)	19,042	(266)
Net cash provided by (used in) operations	68,324	45,413	(25,031)	88,706
Net cash used in investing activities, primarily additions to utility plant	(44,090)	(1,439)	-	(45,529)
Redemption of senior notes	(8,375)	-	-	(8,375)
Intercompany dividends	(6,000)	(12,000)	18,000	-
Other	(1,007)	-	(1,237)	(2,244)
Net cash provided by (used in) financing activities	$ (15,382)	$ (12,000)	$ 16,763	$ (10,619)
Balance Sheet Data as of December 31, 2004				
Cash and cash equivalents	$ 65,759	$ 77,019	$ 7,568	$ 150,346
Accounts receivable	30,398	54,418	(11,837)	72,979
Other current assets	35,029	1,739	(1,735)	35,033
Net utility plant	574,669	3,819	15	578,503
Goodwill	-	-	270,256	270,256
Recoverable stranded costs	135,446	-	-	135,446
Other property, regulatory tax assets and deferred charges	31,205	66	18,103	49,374
Total assets	$ 872,506	$ 137,061	$ 282,370	$ 1,291,937
Current maturities of long-term debt	$ -	$ -	$ 1,125	$ 1,125
Accounts payable	15,649	42,059	(10,925)	46,783
Other current liabilities	29,385	18,302	6,335	54,022
Accumulated deferred income taxes and investment tax credits	140,575	(8,899)	(8,302)	123,374
Deferred credits	41,297	15,878	10,275	67,450
Regulatory liability-accrued cost of removal	40,729	-	-	40,729
Long-term debt, less current maturities	415,569	-	384,687	800,256
Redeemable cumulative preferred stock	-	-	187,878	187,878
Common shareholder's equity	189,302	69,721	(288,703)	(29,680)
Total liabilities and shareholder's equity	$ 872,506	$ 137,061	$ 282,370	$ 1,291,937

Twelve Months Ended December 31, 2003

	Regulated Transmission and Distribution	First Choice	All Other and Eliminations	TNP Consolidated
Income Statement Data				
Revenue from external customers	$ 140,193	$ 695,300	$ -	$ 835,493
Intercompany revenue	109,295	-	(109,295)	-
Purchased power and fuel	(67,902)	(451,684)	77	(519,509)
Other direct costs	(21,858)	(210,197)	107,709	(124,346)
Depreciation expense	(28,631)	(299)	(6)	(28,936)
Other operating expenses	(65,279)	(54,090)	(7,061)	(126,430)
Operating income (loss)	65,818	(20,970)	(8,576)	36,272
Other income and deductions, net	2,068	88	(5)	2,151
Interest charges	(28,899)	(1,123)	(37,863)	(67,885)
Income (loss) before taxes	38,987	(22,005)	(46,444)	(29,462)
Income taxes	(13,705)	8,727	16,247	11,269
Net income (loss)	25,282	(13,278)	(30,197)	(18,193)
Dividends on preferred stock and other	-	-	22,086	22,086
Income (loss) applicable to common stock	$ 25,282	$ (13,278)	$ (52,283)	$ (40,279)
Cash Flow Data				
Cash received from customers	$ 246,372	$ 680,715	$ (113,880)	$ 813,207
Purchased power and fuel costs paid	(65,640)	(425,448)	(217)	(491,305)
Natural gas option premiums paid	-	(19,642)	-	(19,642)
Cash paid for payroll and to other suppliers	(51,488)	(36,031)	(7,106)	(94,625)
Transmission and distribution charges	-	(201,658)	112,371	(89,287)
Interest and other taxes paid	(47,204)	(7,762)	(33,621)	(88,587)
Intercompany dividends, income taxes refunded (paid), and other	(12,871)	675	14,793	2,597
Net cash provided by (used in) operations	69,169	(9,151)	(27,660)	32,358
Other investing activities, primarily additions to utility plant	(44,910)	(332)	718	(44,524)
Net cash provided by (used in) investing activities	(44,910)	(332)	718	(44,524)
Borrowings from (repayments of) credit facilities	(171,000)	-	(563)	(171,563)
Issuance of senior notes, net of discount	248,923	-	-	248,923
Issuance of term loan under TNP senior credit facility	-	-	112,500	112,500
Intercompany dividends	(29,400)	-	29,400	-
Intercompany financing	-	35,000	(35,000)	-
Intercompany borrowing	(14,557)	14,557	-	-
Repayment of term loan under TNP senior credit facility	-	-	(71,300)	(71,300)
Other	(1,600)	(242)	(3,454)	(5,296)
Net cash provided by (used in) financing activities	$ 32,366	$ 49,315	$ 31,583	$ 113,264
Balance Sheet Data as of December 31, 2003				
Cash and cash equivalents	$ 56,907	$ 45,045	$ 15,836	$ 117,788
Accounts receivable	32,443	74,347	(11,803)	94,987
Other current assets	4,264	8,277	212	12,753
Net utility plant	558,618	2,788	18	561,424
Goodwill	-	-	270,256	270,256
Recoverable stranded costs	298,651	-	-	298,651
Other property, regulatory tax assets and deferred charges	30,465	8	22,441	52,914
Total assets	$ 981,348	$ 130,465	$ 296,960	$ 1,408,773
Current maturities of long-term debt	$ -	$ -	$ 1,125	$ 1,125
Accounts payable	13,302	54,937	(10,860)	57,379
Other current liabilities	25,914	6,674	6,843	39,431
Deferred purchased power and fuel costs	40,844	-	-	40,844
Accumulated deferred income taxes and investment tax credits	170,626	(5,472)	(9,813)	155,341
Regulatory liability - accrued cost of removal	38,218	-	-	38,218
Deferred credits	22,839	15,926	13,518	52,283
Long-term debt, less current maturities	423,626	-	385,813	809,439
Redeemable cumulative preferred stock	-	-	162,538	162,538
Common shareholder's equity	245,979	58,400	(252,204)	52,175
Total liabilities and shareholder's equity	$ 981,348	$ 130,465	$ 296,960	$ 1,408,773

As of December 31, 2004, TNP has assigned approximately $178.7 million of goodwill to the Regulated Transmission and Distribution segment and approximately $91.6 million to First Choice.

Note 12. Commitments and Contingencies

Energy Supply

Constellation Agreement. In 2003, First Choice and Constellation executed a three-year power supply agreement that resulted in Constellation being the primary supplier of power for First Choice's customers through the end of 2006. The agreement included provisions that provided First Choice with sufficient credit for its operations. First Choice implemented the new agreement with Constellation in three phases. Phase one began and ended in 2003. Phase two of the agreement began in December 2003 and ended on June 1, 2004. On that date, phase three commenced and First Choice transferred all of First Choice's customers and receivables into a bankruptcy remote subsidiary, First Choice Power Special Purpose, L.P. (FCPSP), which operates as a retail electric provider, as discussed in Note 3. First Choice took this action to comply with the PUCT order issued on March 16, 2004 that authorized the transfer of customers to FCPSP.

FCPSP holds all customer contracts and wholesale power and certain natural gas contracts previously held by First Choice. Constellation received a lien against the assets of FCPSP, including billed and unbilled receivables, all cash of FCPSP, customer contracts, and the equity of FCPSP, to cover the settlement exposure and mark-to-market exposure rather than requiring FCPSP to post alternate collateral for purchase power supply. In addition, FCPSP is restricted by covenants that limit the size of FCPSP's unhedged market positions and require that sales by FCPSP retain a positive retail margin. The agreement does not, however, permit Constellation to demand additional collateral irrespective of its credit exposure under the agreement. If, however, a change in electricity or gas forward prices increases Constellation's credit exposure to FCPSP beyond a limit based on Constellation's liens in cash and accounts receivable, Constellation will have no obligation to supply additional customers of FCPSP unless FCPSP provides letters of credit or other collateral acceptable to Constellation, and FCPSP will be constrained in its ability to sign up additional customers until that credit shortfall is corrected. In connection with the formation of FCPSP, Constellation released TNMP from its $25 million guarantee of certain power supply obligations of First Choice.

Phase three commitments to supply power for new customers will continue until December 31, 2006, although Constellation has agreed to supply power in certain transactions under the agreement beyond the date when that commitment expires. FCPSP may terminate the agreement upon 30 days prior notice to Constellation, for any reason, but the agreement and all liens securing the agreement remain in effect with respect to transactions entered into prior to the termination, until both parties have fulfilled all of their obligations with respect to such transactions or such transactions have been terminated for default or certain reasons related to regulatory changes. Provisions of the power supply agreements that by their terms survive terminations would expire on their original expiration dates.

As a result of the agreement, First Choice has secured supply to serve all of its forecasted commitments to existing price-to-beat and competitive customers through 2006. First Choice has secured fixed price supply for fixed price sales contracts for approximately 86 percent of its competitive load though 2006. For the remaining competitive load, First Choice has secured supply at rates that fluctuate with natural gas prices. First Choice has the ability, on 45 days notice, to change the rate billed to these competitive customers. First Choice has locked in prices for price-to-beat customers' supply through May 2005, and has secured the remaining supply to serve its forecasted commitments to price-to-beat customers through 2006 at prices that currently vary with monthly natural gas prices. To mitigate the risk of changes to monthly natural gas prices, First Choice has the ability to file with the PUCT to change the price-to-beat twice each year, in the event of significant changes in natural gas prices, or use financial instruments, as discussed previously.

New Mexico. TNMP's power requirements in New Mexico are supplied by PNM under a long-term wholesale power contract that expires in December 2006. In addition to providing power supply, PNM acts as TNMP's agent to procure, schedule and dispatch wholesale power on TNMP's behalf throughout the term of the contract.

Take or Pay Obligations. At December 31, 2004, TNMP and First Choice had various outstanding commitments for take or pay provisions in their energy supply agreements with PNM and Constellation, respectively. Detailed below are the fixed and determinable portion of the obligations (amounts in millions):

	2005	2006	2007	2008	2009
Purchased power agreements	$ 255.7	$ 219.9	$ 7.0	$ -	$ -

Legal Actions

Environmental Site. In October, 2003, the Texas Commission on Environmental Quality (TCEQ) notified approximately 50 companies, including TNMP, that releases of hazardous substances had been documented from a site owned and operated by a vendor with whom those companies did business. TNMP purchased transformers from the vendor and also sent some transformers to the vendor for repair and/or disposal. The owner and operator of the site has filed for bankruptcy and the site is under the control of the bankruptcy trustee. In August 2004, 15 of the companies identified by TCEQ as potentially responsible parties (PRPs), including TNMP, formed an initial working group to manage the remediation efforts and determine the allocation of responsibility among the PRPs. As a result of the initial allocation of responsibility, TNMP recorded a liability of $0.6 million for its share of the clean up of this site in 2004.

Other

TNP and TNMP are involved in various claims and other legal proceedings arising in the ordinary course of business. In the opinion of management, the dispositions of these matters will not have a material adverse effect on TNP's and TNMP's consolidated financial condition or results of operations.

Note 13. Selected Quarterly Consolidated Financial Data (unaudited)

The following selected quarterly consolidated financial data for TNP is unaudited, and, in the opinion of TNP's management, is a fair summary of the results of operations for such periods:

	Quarter Ended			
	March 31	June 30	September 30	December 31
		(In thousands)		
2004				
Operating revenues	$ 162,150	$ 177,504	$ 216,637	$ 162,589
Net operating income (loss)	21,738	26,868	43,696	16,914
Income (loss) before extraordinary item	(2,247)	823	11,556	12,101
Extraordinary item	-	(97,836)	-	-
Net income (loss)	(2,247)	(97,013)	11,556	12,101

	Quarter Ended			
	March 31	June 30	September 30	December 31
		(In thousands)		
2003				
Operating revenues	$ 183,721	$ 223,525	$ 252,687	$ 175,560
Net operating income (loss)	(19,203)	15,999	34,512	4,964
Net income (loss)	(20,025)	(1,018)	10,516	(7,666)

Generally, the variations between quarters reflect the seasonal fluctuations of the businesses of TNMP and First Choice. In the second quarter of 2004, the TNMP recorded an extraordinary loss of $97.8 million as discussed in Note 3.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

Item 9A. CONTROLS AND PROCEDURES.

As of December 31, 2004, the Chief Executive Officer and Chief Financial Officer of TNP evaluated the effectiveness of the companies' disclosure controls and procedures pursuant to applicable Exchange Act Rules. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer of TNP have each concluded that these disclosure controls and procedures are effective in timely alerting them to material information relating to the company (including its consolidated subsidiaries) that is required to be included in TNP's periodic SEC filings.

There were no significant changes in TNP's internal controls or in other factors that could significantly affect these controls for the quarter ended December 31, 2004.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Directors

Michael E. Bray, 57 became President and Chief Operating Officer of TNP on January 19, 2004. He became a director of TNP on January 14, 2004. He became a director of TNMP and Chairman of First Choice on February 4, 2004. From July 2000 until September 2003 he was President of PPL Electric Utilities and Vice Chair of PPL Gas Utilities, electric and gas utilities based in Allentown, Pennsylvania. From April 2000 to July 2000 he was Senior Vice President of PPL Electric. From February 1999 to April 2000 he was President and Chief Executive Officer of Consolidated Edison Development, Inc., a power generation subsidiary of Consolidated Edison Company of New York, New York. From March 1997 to February 1999 he was Senior Vice President - Electric Business Unit of Long Island Lighting Company (LILCO).

Gerald L. Brodsky, 56, became a director of TNP on January 14, 2004. Mr. Brodsky is a consultant with over 30 years experience. He has been a partner in the Corporate Finance Practice at Bates White LLC, a consulting firm, since October 2003. He was Chief Operating Officer/Director of Investment Banking of Harmonic Research, Inc., a securities firm, from January 2000 until June 2003. He was a director and an officer of Ultra Fast Optical Systems, Inc., a private portfolio company engaged in the development of photonic telecommunications equipment from 2000 until 2002.

William J. Catacosinos, 74, has been Chairman and Chief Executive Officer of TNP since the closing of the ST Corp. Merger in April 2000. In addition, he was President of TNP from April 2000 until January 2004. He is also a member of TNMP's board of directors. Since November 1998, Dr. Catacosinos has served as Managing Partner of Laurel Hill Capital Partners. Dr. Catacosinos was Chairman and Chief Executive Officer of LILCO from January 1984 to July 1998. Dr. Catacosinos is a director of Preservation Sciences, Inc., of Fort Lauderdale, Florida, a company that researches and manufactures preservation technologies and products used with food, beverage and industrial products, and International Coal Group of New York, New York, a publicly held coal company.

James T. Flynn, 71, became a director of TNMP at the time of the ST Corp. Merger in April 2000 and of TNP in November 2000. Mr. Flynn, prior to his retirement, was President and Chief Operating Officer of LILCO from December 1996 to January 1999.

Kenneth S. Grossman, 48, became a director of TNP on May 8, 2002. Mr. Grossman has been in the investment management business for more than five years. He has served as Managing Director of Alpine Associates, an investment management firm since October 1999. He was Executive Vice President of Imperial Capital, an investment management firm, from April 1999 to September 1999, and a principal of his own investment management firm from January 1998 until March 1999. Mr. Grossman has been director of Evercom, Inc., a provider of jail and prison inmate phone systems and technology based in Irving, Texas, since March 2003, and a director of Elot, Inc., a software manufacturer, since January 2003.

David Kehler, 56, became a director of TNP on May 8, 2002. Mr. Kehler has been an independent consultant since February 2000, and Managing Director of Government Procurement Advisors, LLC, since December 2002. From February 1994 until January 2000, he was Associate Deputy State Treasurer of the State of New Jersey.

Leeam Lowin, 59, became a director of both TNP and TNMP at the time of the ST Corp. Merger in April 2000. For the past 36 years, Mr. Lowin has been an investment manager for private accounts. From 1984 to 1998, Mr. Lowin served as a consultant to LILCO. From July 1992 to March 1996, he was a member of the board of directors of AEL Industries and managed the sale of that company to Tracor.

James O'Brien, 58, became a director of TNP on May 8, 2002. Mr. O'Brien has been president of Bare Cove Financial, a consulting firm, since June 1998. From September 1986 until December 1998, Mr. O'Brien was Vice President and Principal of Beacon Hill Financial, an investment banking firm. Mr. O'Brien also has served as a director of Cyterra Corp., a privately-held security company, since August 2001.

Steven Shulman, 63, was elected a director on January 14, 2004. Mr. Shulman is an investment banker with over 30 years of experience. Since 1985, he has been an investment banker through his wholly owned company, the Hampton Group, Inc. Since 1997, Mr. Shulman has been Chairman and Chief Executive officer of Terrace Food Group, Inc., a produce and dairy products distributor. He was Chairman of Wilshire Restaurant Group, a wholly owned subsidiary of Marie Callendar Pie Shops, Inc., from 1989 until 1999. He serves as a director of Ark Restaurants Corp., a NASDAQ listed restaurant company; Beacon Capital Partners, Inc., a privately held real estate firm; C3I, Inc., a privately held service company; The General Chemical Group, Inc., a NASDAQ listed commodity chemical company; Paragon Technologies, Inc., an American Stock Exchange listed material handling company; PlasmaSol Corp., a privately held venture capital firm; Terrace Food Group, Inc., a privately held food service company; and Transportation Technologies Industries, Inc., a privately held manufacturer of truck components. He also serves as Vice Chairman of the Board of Stevens Institute of Technology.

Committees and Meetings

TNP's Board of Directors maintains the following two standing committees.

- *Audit Committee.* This committee oversees the financial reporting process; reviews the annual and quarterly financial statements; recommends to the full board the appointment of the independent accountants and evaluates their performance and fees charged; reviews the internal audit function; meets with the independent accountants and with appropriate financial personnel and internal auditors regarding corporate financial reporting, accounting procedures and controls, risk management and the scope of internal and independent audits; and evaluates officers' compliance with ethics policies, national and state laws and regulations related to securities, criminal conduct and the environment. Messrs. Flynn, Grossman, Kehler and Lowin are the members of the TNP Audit Committee, and Mr. Flynn is its chair. The Board of Directors has determined that all members of the Audit Committee are financial experts (as defined by the Securities and Exchange Commission).

- *Compensation Committee.* This committee reviews the performance of the Company's officers and establishes the appropriate level of base compensation ranges and specific base salaries within such ranges for the officers who report to the Chief Executive Officer; recommends actions with respect to adoption, amendment, administration or termination of compensation, welfare, benefit, pension and other plans related to compensation of employees; reviews the terms and conditions of all employee benefit plans; establishes performance goals for all incentive compensation plans and designates participants in incentive compensation plans for management; oversees the management organization; and makes recommendations to the full board with respect to directors' compensation. Messrs. Flynn, Lowin and O'Brien comprise the Compensation Committee of TNMP, and Mr. Lowin is its chair.

During 2004, TNP's board of directors held ten meetings. The Audit Committee held four meetings and took action by unanimous consent once. The Compensation Committee held three meetings. All directors attended at least 75 percent of the meetings of the Board of Directors and committees on which they served during 2004.

Director Compensation

Each non-employee director receives an annual retainer of $30,000 from TNP. Non-employee directors of TNMP also receive an annual retainer of $20,000 from TNMP if they are not also TNP directors; TNP directors who are also TNMP directors receive a $5,000 annual retainer from TNMP. Non-employee managers of First Choice Power GP, LLC, the general partner of First Choice, (First Choice GP) receive an annual retainer of $20,000. Each non-employee director or manager of TNP, TNMP and First Choice GP receives a fee of $1,250 for each meeting of the TNP, TNMP and First Choice GP board and committees attended. Directors and committee members are also reimbursed for travel and other incidental expenses incurred in connection with their duties. Directors who are employees receive no additional compensation for serving as directors.

Compensation Committee Interlocks and Insider Participation

No Compensation Committee member is a director of or serves on the compensation committee of an entity that has an executive officer serving on TNP's Board of Directors or Compensation Committee.

Executive Officers

The information set forth under "Employees and Executives" in Part 1 is incorporated here by reference.

Code of Ethics

TNP, TNMP and First Choice have adopted an ethics policy that applies to all of their respective employees. A copy of the policy was filed with the 2003 Form 10-K.

Item 11. EXECUTIVE COMPENSATION

The following table summarizes the compensation paid to the Chief Executive Officers of TNP and TNMP and the other most highly compensated executive officers of TNP and TNMP (the "Named Executive Officers") for services rendered in all capacities to TNP, TNMP and their affiliated companies during 2002, 2003 and 2004.

		Annual Compensation		
Name & Principal Position(1)	Year	Salary(3)	Bonus(4)	All Other Compensation(5)
William J. Catacosinos, Chairman and Chief Executive Officer of TNP	2004	$1,609,616	–	$155,462
	2003	1,550,000	–	137,275
	2002	1,519,231	$386,638	145,796
Michael E. Bray, President and Chief Operating Officer, TNP (2)	2004	$424,039	$150,000	$ 6,150
Theodore A. Babcock, Chief Financial Officer, TNP	2004	$265,499	–	$23,267
	2003	248,146	$35,366	11,461
	2002	241,228	60,571	12,709
Kathleen M. Marion, Corporate Secretary, TNP	2004	$115,434	–	$ 4,227
	2003	107,890	$15,377	4,781
	2002	104,882	26,335	5,810
Jack V. Chambers, Chairman, President and Chief Executive Officer of TNMP	2004	$394,616	–	$ 7,858
	2003	380,000	$276,831	6,914
	2002	380,000	371,831	10,577
Manjit S. Cheema, President, First Choice and Treasurer, TNP	2004	$274,154	–	$ 9,655
	2003	264,000	$231,934	8,286
	2002	264,000	307,167	11,058

(1) The Named Executive Officers of TNP are Dr. Catacosinos, Messrs. Bray and Babcock and Ms. Marion. Messrs. Chambers and Cheema are the presidents of the principal operating subsidiaries of TNP. Mr. Bray joined TNP January 19, 2004.

(2) Mr. Bray joined TNP on January 19, 2004.

(3) The 2004 amounts shown in this column reflect that, due to the biweekly pay schedule, one additional salary payment was made during 2004.

(4) The 2004 amounts shown in this column for Mr. Bray is the bonus payable to Mr. Bray under his employment agreement. None of the Named Executive Officers received incentive compensation under the TNP, TNMP or First Choice incentive compensation plans relating to 2004.

(5) The amounts in this column consist of the following items earned or paid during the year noted: (a) company contributions to TNMP's 401(k) plan; (b) premiums for group life insurance paid by the Company (none of the Named Executive Officers has any cash value rights related to such insurance); and (c) cash paid in lieu of unused personal time off (PTO) for the preceding year. The table below describes such amounts paid out or earned during 2004. In addition, the amounts for Dr. Catacosinos include the costs of providing a car and driver pursuant to his employment agreement. In 2004, 2003 and 2002 those costs were $92,424, $83,289 and $80,167, respectively.

	401(k) Plan	Life Insurance Premiums	Unused PTO Payment
Dr. Catacosinos	$6,150	$42,024	$14,904
Mr. Bray	6,150	–	–
Mr. Babcock	6,150	764	16,353
Ms. Marion	3,463	764	–
Mr. Chambers	6,150	1,708	–
Mr. Cheema	6,150	3,505	–

Pension Plan

The pension plan is a noncontributory defined benefit plan. Effective October 1, 1997, TNP amended its pension plan to change it to a cash balance retirement plan. As amended, the pension plan provides benefits based on an account balance. Employees who, as of October 1, 1997, were at least 55 years of age, or were at least 50 years of age and had at least 10 years of service, can be "grandfathered" in the prior pension plan, and will receive benefits under the plan that provides the greater retirement payments.

The amended pension plan bases its benefits on an employee's account balance when he or she retires or leaves the company. An employee's initial account balance was based on his or her accrued pension benefits under the pre-amendment plan or at the time of his or her employment. The account balance grows as TNP adds benefit credits consisting of a percentage of compensation and interest credits based on one-year Treasury constant maturities rates. All employees are eligible to participate in the pension plan. All Named Executive Officers participate in the pension plan, as amended. Participants may receive plan benefits as an annuity or as a lump sum.

The following table lists the estimated annual benefits payable at normal retirement age for the Named Executive Officers, which are based upon the current qualified pay limits ($210,000 in 2005) projected forward, if such officer elects to receive plan benefits as an annuity. Benefits based upon pay above the qualified pay limits are nonqualified and are paid from the Excess Benefit Plan, discussed below.

Name	Total Annuity	Pension Plan Annuity	Excess Benefit Plan Annuity
William J. Catacosinos	$51,000	$ 6,000	$45,000
Michael E. Bray	22,000	10,000	12,000
Theodore A. Babcock	42,000	28,000	14,000
Kathleen M. Marion	18,000	18,000	–
Chambers, Jack V.	86,000	47,000	39,000
Cheema, Manjit S.	59,000	35,000	24,000

The employees of the subsidiaries of TNP are also participants in the Pension and Excess Benefit Plans.

Employment Contracts and Termination, Severance and Change of Control and Arrangements

Dr. Catacosinos, Messrs. Bray and Babcock and Ms. Marion, the Named Executive Officer of TNP, are each employed pursuant to a written employment agreement.

William J. Catacosinos. Dr. Catacosinos is employed by TNP as its Chairman and Chief Executive Officer pursuant to an employment agreement dated as of April 7, 2000. The term of his agreement is three years, and such term shall automatically be extended for an additional one year period on each anniversary date of the agreement, unless either Dr. Catacosinos or TNP gives notice to the other at least 90 days prior to any such anniversary date that the Agreement term, as then extended, shall not be extended beyond its then automatically extended term.

Under his agreement, Dr. Catacosinos is to receive an annual base salary of not less than $1,550,000 per year. He is entitled to participate in all incentive, pension, retirement, savings, 401(k) and other employee pension benefit plans and programs that TNP and/or TNMP maintains from time to time for the benefit of its senior management executives. He is also entitled to participate in all of TNP's and TNMP's other compensation and employee benefit plans or programs and to receive officer perquisites.

If Dr. Catacosinos resigns for Good Reason (including a change in control) or is terminated without Cause (as his agreement defines such terms), he will be entitled to receive his base salary at the rate then in effect for a period of 18 months after the termination. Such termination or resignation would require 30 days prior written notice to the affected party. If Dr. Catacosinos is terminated for Cause or resigns without Good Reason, he would receive his base salary then in effect through the date of his termination. If he dies or becomes Disabled (as his agreement defines the term), Dr. Catacosinos, his estate or his legal representative, as the case may be, would be entitled to receive his base salary at the rate then in effect for a period of six months from the date of termination. In each instance, Dr. Catacosinos would also be entitled to any base salary that has accrued but is not yet paid as of the termination date, immediate payment of any unpaid compensation due to him as of the termination date, reimbursement of all reasonable business expenses incurred but not yet paid, payment for all unused accrued vacation days, and any other compensation and benefits payable pursuant to any applicable TNP and/or TNMP plans or programs.

Mr. Babcock and Ms. Marion. Mr. Babcock and Ms. Marion's employment agreements with TNP, which expire March 16, 2006, specify their positions, duties, and set the compensation and benefits provided to each during the agreement term. Each agreement specifies that the executive will receive a minimum level of compensation during each year of the agreement's term and participate in all company benefit plans. The minimum compensation for Mr. Babcock is $230,000 and for Ms. Marion is $100,000. This compensation will consist of:

- An annual base salary.
- An annual incentive bonus ranging from 0 percent to 37.5 percent of the executive's base salary based on the executive's attainment of certain pre-established financial and operational goals, and subject to employment through the end of the relevant calendar year. The target annual incentive bonus will be equal to 25 percent of base salary in each case.

Each agreement provides that if the company terminates the executive for any reason other than Cause or if the executive resigns for Good Reason (as each agreement defines such terms), he or she will be entitled to the greater of either (a) a continuation of the executive's then-current annual salary for a period of 18 months, and any annual incentive bonus that becomes payable during the 18 month period, pro-rated for any partial year, or (b) a lump sum payment equal to the then current annual salary divided by twelve and multiplied by the total number of months between the date of termination and the termination date of the agreement, plus an amount equal to the incentive compensation for the year in which the termination occurs, pro rated for the number of months employed during that year. In addition, each executive would be vested in the pension benefit and entitled to credit on his or her pension plan accruals based on his or her annual salary immediately prior to termination applied to the months between such termination and March 15, 2006.

If there is a change of control, and the executive is terminated without Cause or terminates his or her employment for Good Reason, the executive will be entitled to a lump sum payment equal to three times the executive's then current annual salary and medical insurance for three years at a cost to the executive equal to that paid by TNMP employees. The lump sum would be grossed up by the amounts of any excise taxes payable on such lump sum, pursuant to Section 4999 of the Internal Revenue Code, and any additional excise and income taxes that result from such gross up payment.

Mr. Bray. TNP entered into a three-year employment agreement with Michael E. Bray as of January 19, 2004. Mr. Bray's employment agreement provides that:

- during each year of his agreement's term, he will receive a base salary of at least $450,000 and an annual incentive bonus of between 0 percent and 37.5 percent of his base salary, based on the attainment of financial and operational goals to be established at the beginning of each year. Mr. Bray's incentive bonus in 2004 shall be not less than $150,000.
- if TNP terminates him for any reason other than Cause or if he resigns for Good Reason (each term is defined in his employment agreement), he will be entitled to receive either:
    - a lump sump payment equal to the continuation of his then-current annual salary for a period of 18 months, plus an amount equal to the incentive compensation for the year in which the termination occurs, pro rated for the number of months employed during that year, or
    - a lump sum payment equal to his then current annual salary divided by 12 and multiplied times the total number of months between the date of termination and expiration of the agreement, plus an amount equal to the incentive compensation for the year in which the termination occurs, pro rated for the number of months employed during that year; and
    - medical insurance at a cost equal to that paid by TNP employees for the greater of (a) 18 months or (b) the period from the termination until the expiration of the agreement.
- if Mr. Bray is terminated without Cause or terminates his employment for Good Reason in the event of a change of control of TNP, he will be entitled to a lump sum equal to three times his then current annual salary, and medical insurance for three years at a cost to him equal to that paid by employees of TNMP. The lump sum would be grossed up by the amounts of any excise taxes payable on such lump sum, pursuant to Section 4999 of the Internal Revenue Code, and any additional excise and income taxes that result from such gross up payment.
- if Mr. Bray is terminated for any reason other than Cause, he will be vested in the pension benefit and entitled to credit on his pension plan accruals based on his annual salary immediately prior to termination applied to the months between his termination and January 1, 2007.

Mr. Cheema and Mr. Chambers. TNMP has agreed to provide Mr. Cheema (or his estate, in the event of his death) with an additional lump sum retirement benefit equal to $700,000 if his employment with First Choice is terminated for any reason. TNMP has also agreed to provide Mr. Chambers (or his estate, in the event of his death) with an additional lump sum retirement benefit equal to $848,677 if his employment with TNMP is terminated for any reason. Mr. Cheema and Mr. Chambers have each also entered into a change of control agreement, as described below.

Change of Control Agreements. Mr. Chambers and Mr. Cheema have each entered into a change of control agreement. Under such agreements, if, within the period beginning 90 days prior to and ending 365 days after a change of control of TNP Enterprises, First Choice or, in the case of Mr. Chambers, TNMP, the officer's employment is terminated without Cause (as the agreements define such term) or the officer resigns following a significant change in duties, responsibilities, authority, title, reporting responsibilities, compensation or benefits, then the officer would become entitled to receive:

(a) an amount equal to the officer's (i) unpaid annual base salary and accrued vacation pay through the effective date of termination, plus (ii) the target annual bonus under the TNMP or First Choice short-term incentive plan then in effect, pro-rated for the completed portion of the then-existing fiscal year;

(b) a lump sum equal to three times the officer's annual base salary; such amount would be grossed up by the amounts of any excise taxes payable on such lump sum, pursuant to Section 4999 of the Internal Revenue Code of 1986, and any additional excise and income taxes that result from each gross up payment; and

(c) health and dental insurance at a cost to such officer equal to that paid by other TNMP or First Choice employees for a period of three years.

If the officer is terminated for Cause, or terminates his or her employment other than for the reasons giving rise in the change of control benefits, the officer will not receive any change in control benefits. In addition, each officer will be entitled to receive the benefits described in paragraphs (b) and (c), above only if the officer executes a release in such form as the officer's employer would require releasing the employer from any and all further liability in connection with such termination, and such release becomes effective by its terms.

Each agreement shall terminate upon the earliest of (a) the date that all obligations of the parties to the respective agreement have been satisfied; (b) the date, prior to a change of control, that the officer is no longer employed by TNMP or First Choice; (c) the second anniversary of a change of control; and (d) April 7, 2006, the third anniversary of the effective date of the respective agreements.

Report on Executive Compensation of TNP Compensation Committee

The TNP Compensation Committee oversees all executive compensation matters of TNP. Messrs. Flynn, Lowin and O'Brien were members of the Committee during 2004. This report describes the Committee's compensation policies applicable to TNP's executive officers during 2004.

Employment Agreements. The Named Executive Officers of TNP are compensated in accordance with their respective employment agreements.

Dr. Catacosinos' employment agreement was in place when the Committee was formed in 2000. The Committee approved employment agreements for Mr. Babcock and Ms. Marion during 2001, and for Mr. Bray in connection with the commencement of his employment in 2004.

The terms of these employment agreements are described in more detail in this Annual Report at "Executive Compensation-Employment Contracts and Termination, Severance and Change of Control Arrangements."

Incentive Compensation. Each Named Executive Officer is eligible to receive an annual incentive bonus under the terms of his or her employment agreement. This bonus may range from 0 percent to 37.5 percent of the officer's base salary, and is based on the attainment of certain pre-established financial and operational goals. It is also subject to the officer's employment with TNP through the end of the relevant year.

TNP paid no incentive bonuses for the 2004 performance period, since neither TNMP nor First Choice achieved the threshold financial performance goals, which were required to be achieved as a condition to the payment of any incentive bonuses based on EBITDA financial goals. The performance measures for TNP employees were the same measures used in the TNP and TNMP Management Short-Term and Broad-Based Incentive Compensation Plans. The performance measures include (i) a financial measure of earnings before interest, taxes, dividends and amortization (EBITDA) for TNMP and First Choice, (ii) TNMP operational performance measures of customer satisfaction, system reliability and safety, and (iii) First Choice operational performance measures of customer satisfaction, customer retention, collections, billing accuracy and customer responsiveness.

During the year, TNP matches its employees' 401(k) contributions in amounts up to 3 percent of their base salaries, or a maximum of $6,150. It also makes an additional matching contribution to the 401(k) retirement plan based on the same financial performance measure used in the TNP and TNMP Management Short-Term and Broad-Based Incentive Compensation Plans. No incentive matching contributions were made with respect to 2004.

Compensation of TNP Chairman and Chief Executive Officer.

TNP compensated Dr. Catacosinos in accordance with the terms of his employment agreement, which is described in this Annual Report under "Executive Compensation – Employment Contracts and Termination, Severance and Change of Control Arrangements." His agreement sets forth the base salary that he received during 2004. Under his agreement, he is entitled to participate in all incentive, pension, retirement, savings, 401(k) and other employee pension benefit plans and programs that the Company and/or TNMP maintain for the benefit of TNMP's senior management executives, and at the same levels and on the same terms as do TNMP senior management executives. Because neither TNMP nor First Choice achieved its EBITDA financial goal, Dr. Catacosinos did not receive any incentive compensation payments with respect to 2004.

Internal Revenue Code §162(m).

Internal Revenue Code Section 162(m) limits tax deductions for executive compensation to $1 million. There are several exemptions to Section 162(m), including one for qualified performance-based compensation. To be qualified, performance-based compensation must meet various requirements, including shareholder approval. The Committee's policy with respect to the deductibility limit of Section 162(m) generally is to preserve the federal income tax deductibility of compensation paid when it is appropriate and is in the best interests of TNP and its shareholders. However, the Committee reserves the right to authorize the payment of nondeductible compensation if it deems that such action is appropriate.

TNP Compensation Committee

James T. Flynn
Leeam Lowin, Chair
James W. O'Brien

The Joint Compensation Committee Report on Executive Compensation will not be deemed incorporated by reference by any general statement incorporating this report by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that TNP or TNMP specifically incorporates the information by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

SW Acquisition owns 100 percent of the common equity interests of TNP. The following table sets forth the beneficial ownership of TNP as of the date of this report.

Name of Beneficial Owner	Percent of Class
SW Acquisition (1)	100.0%
William J. Catacosinos (2)	100.0%
Michael E. Bray(3)	0.0%
Gerald L. Brodsky(3)	0.0%
James T. Flynn(3)	0.0%
Kenneth S. Grossman (3)	0.0%
David Kehler (3)	0.0%
Leeam Lowin (3)	0.0%
James O'Brien (3)	0.0%
Steven Shulman (3)	0.0%
Theodore A. Babcock(4)	0.0%
Kathleen A. Marion(4)	0.0%
Jack V. Chambers(3)	0.0%
Manjit S. Cheema(3)	0.0%
All directors and officers as a group (2)	100.0%

(1) The business address of SW Acquisition is 2 Robbins Lane, Suite 201, Jericho, New York 11753.

(2) Dr. William J. Catacosinos, who controls SW I Acquisition GP, L.P., the general partner of SW Acquisition, may also be deemed to have beneficial ownership of the equity interests reported in the table. The business address of Dr. Catacosinos is 2 Robbins Lane, Suite 201, Jericho, New York 11753.

(3) The address for Messrs. Bray, Brodsky, Flynn, Grossman, Kehler, Lowin, O'Brien, Shulman, Chambers and Cheema is 4100 International Plaza, Fort Worth, Texas 76109.

(4) The address for Mr. Babcock and Ms. Marion is 2 Robbins Lane, Suite 201, Jericho, New York 11753.

Neither TNP nor any of its subsidiaries has any compensation plan, including individual compensation arrangements, under which TNP equity securities are authorized for issuance.

Changes in Control. On July 24, 2004, SW Acquisition, L.P., the sole holder of TNP common stock, entered into an agreement (Stock Purchase Agreement) to sell all of the outstanding common stock of TNP to PNM Resources for approximately $189 million comprised of equal amounts of PNM Resources common stock and cash. PNM Resources will also assume approximately $835 million of TNP's net debt and senior redeemable cumulative preferred stock (preferred securities).

Under the terms of the agreement, TNP's common shareholder will receive consideration, consisting of approximately 4.7 million newly issued PNM Resources shares and the remainder being paid in cash, subject to closing adjustments. PNM Resources shares were valued at $20.20 on the date the agreement was entered into. The final sale price will be based on the share price on the day of closing. PNM Resources shares closed at $26.24 on February 28, 2005. The existing indebtedness and preferred securities at TNP will be retired. All debt at TNMP, TNP's wholly-owned electric utility subsidiary, will remain outstanding.

The transaction is subject to certain conditions, including, to the extent they are required, receipt of necessary orders or other actions by the Public Utility Commission of Texas (PUCT), New Mexico Public Regulation Commission (NMPRC), the Federal Energy Regulatory Commission (FERC) the Securities and Exchange Commission (SEC) and clearance under applicable federal anti-trust statutes.

The transaction is also subject to certain rights of termination by each party, including rights of termination in the event that required regulatory action is denied or not received. The Stock Purchase Agreement may also be terminated if the closing has not occurred on or prior to December 31, 2005.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

At the time of the ST Corp. Merger, and in accordance with the SW Acquisition limited partnership agreement, TNP and Laurel Hill entered into a Management Services Agreement under which TNP engaged Laurel Hill as its agent to provide certain management and financial advisory services to TNP. These services include an assessment of TNP's competitive environment, development and implementation of a strategic plan, assessment and implementation of financing strategies, development and implementation of operating budgets, development and implementation of marketing and sales initiatives, regulatory advice, and other advice relating to the enhancement of shareholder value, all for the purpose of assisting TNP in developing and executing its long-term business goals and strategy. During the term of this agreement through March 2004, TNP paid Laurel Hill an annual fee of $1,200,000, payable in monthly installments. Beginning April 2004, this amount was reduced to an annual fee of $250,000. This agreement had a three-year initial term that expired in 2003, and now automatically renews for successive one-year terms. Either party may terminate the agreement upon written notice to the other party 30 days prior to the end of each renewal term. It provides that TNP will indemnify Laurel Hill, its agents and the companies controlling Laurel Hill for losses arising out of the Agreement or Laurel Hill's duties thereunder. Dr. Catacosinos is the Manager of Laurel Hill, Mr. Babcock its Managing Director and Ms. Marion is its Executive Administrator. Laurel Hill is a limited partner of SW Acquisition. PNM Resources has indicated that they do not intend to renew the agreement.

TNP paid fees to the original limited partners of SW Acquisition of $1 million in each of 2004 and 2005 for advisory services rendered in 2003 and 2004, pursuant to provisions of the SW Acquisition limited partnership agreement.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table shows the fees paid or accrued (in thousands) by TNP for the audit and other services provided by Deloitte & Touche LLP for the years ended December 31, 2004 and 2003.

	2004		2003	
Audit fees[1]	$	467	$	380
Audit-related Fees[2]		28		40
Tax fees[3]		5		5
All other fees[4]		0		131
Total	$	500	$	556

The Audit Committee must pre-approve audit-related and non-audit services not prohibited by law to be performed by TNP's independent auditors. The Audit Committee pre-approved all audit-related and non-audit services in 2004 and 2003.

(1) Audit fees represent fees for professional services provided in connection with the audit of our financial statements and review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

(2) Audit-related fees consisted primarily of accounting consultations, employee benefit plan audits, and other attestation services.

(3) Includes fees for tax compliance, tax planning and tax advice.

(4) All other fees principally include risk assessment services related to First Choice Energy supply.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following financial statements are filed as part of this report:

Reports on Form 8-K:

- TNP filed an 8-K dated November 4, 2004 to report the issuance of its third quarter 2004 Earnings Release.
- TNP filed an 8-K dated February 8, 2005 to report the execution and filing of the Stipulation and Agreement filed by TNMP with the PUCT in connection with the proceedings before the PUCT related to the PNM Acquisition.
- TNP filed an 8-K dated March 4, 2005 to report the execution and filing of the Stipulation filed by TNMP and PNM Resources with the NMPRC in connection with the proceedings before the PUCT related to the PNM Acquisition. The filing also reported the FERC approval of PNM Resources' acquisition of TNP.

(b) The following financial statement schedules are filed as part of this report:

Schedule II – Valuation and Qualifying Accounts

(d) The Exhibit Index on page 70 is incorporated here by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

TNP ENTERPRISES, INC.

Date: March 8, 2005 By:______________________
William J. Catacosinos, Chairman and Chief Executive Officer

Date: March 8, 2005 By:______________________
Theodore A. Babcock, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrants and in the capacities and on the dates indicated.

	Title	Date
By ______________________ William J. Catacosinos	Chairman & Chief Executive Officer	3/08/05
By ______________________ Michael E. Bray	President, Chief Operating Officer & Director	3/08/05
By ______________________ Gerald L. Brodsky	Director	3/08/05
By ______________________ James T. Flynn	Director	3/08/05
By ______________________ Kenneth S. Grossman	Director	3/08/05
By ______________________ David Kehler	Director	3/08/05
By ______________________ Leeam Lowin	Director	3/08/05
By ______________________ James W. O'Brien	Director	3/08/05
By ______________________ Steven Shulman	Director	3/08/05

TNP ENTERPRISES, INC. AND SUBSIDIARIES

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
For the Year Ended December 31, 2004
(in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	Charged to Income	Charged to Other Accounts	Deductions from Provision[1]	Balance at End of Period
Year Ended December 31, 2004					
Accumulated Provision Deducted From Assets - Uncollectible Accounts	$ 4,490	$ 7,366	$ (51)	$ 9,043	$ 2,762

[1]Deductions from provision represent losses for which the provision was created, net of recoveries of amounts previously written off.

EXHIBIT INDEX

- *Exhibits filed with this report are denoted by "*."*
- *Agreements with Management contracts are denoted by "+".*
- *Certain exhibits are incorporated by reference to the exhibits and prior filings noted in parentheses.*

Exhibit No.	Description
3(a)	Amended and Restated Articles of Incorporation (Ex. 3(a)(i), TNP Form 10-Q, quarter ended March 31, 2000).
3(b)	Amended and Restated Bylaws (Ex. 3(a)(ii), TNP Form 10-Q, quarter ended March 31, 2000).
3(c)	Articles of Merger of ST Acquisition Corp. with and into TNP Enterprises, Inc. (Ex.3 (a)(iii) TNP Form 10-Q, quarter ended March 31, 2000).
4(a)	Statement of Resolution Decreasing Series A Preferred Stock, Eliminating Series B Preferred Stock and Establishing Two New Series of Shares, (Series C & D) filed with the Secretary of the State of Texas on May 25, 2000, by the Registrant (Ex.4.1, Form S-4, File No. 333-42116, filed July 24, 2000).
4(b)	Form of 14 1/2% Redeemable Preferred Stock of the Registrant. (Exhibit 4.2, Form S-4, File No. 333-42116, filed July 24, 2000).
4(c)	Unit Agreement dated as of May 26, 2000, among TNP Enterprises, Inc., SW Acquisition, L.P. and The Bank of New York, as Unit Agent. (Ex. 4.5, Form S-4, File No. 333-42116, filed July 24, 2000).
4(d)	Warrant Agreement, dated as of May 26, 2000, between SW Acquisition, L.P. and The Bank of New York, as Warrant Agent (Ex. 4.6, Form S- 4, File No. 333-42116 filed July 24, 2000).
4(e)	Indenture, dated as of April 7, 2000, between ST Acquisition Corp. and The Bank of New York, as Trustee. (Ex. 4-A, Form 8-K filed April 7, 2000).
4(f)	First Supplemental Indenture dated as of April 7, 2000, between the Registrant and The Bank of New York, as Trustee. (Exhibit 4-B, Form 8- K filed April 7, 2000).
4(g)	Form of 10.25% Senior Subordinated Exchange Note of the Registrant. (Ex. 4-A, Form 8-K filed April 7, 2000).
10(a)	Amended and Restated Credit Agreement dated August 28, 2003 among TNP, the Several Lenders from Time to Time Parties Thereto and Canadian Imperial bank of Commerce, as Administrative Agent.
10(c)+	Agreement dated April 7, 2000 between William J. Catacosinos and TNP. (Ex. 10(m), TNP 2000 Form 10-K).
10(d)+	Agreement dated January 19, 2004 between Michael E. Bray and TNP.
10(e)	Agreement dated March 15, 2001 between Theodore A. Babcock and TNP. (Ex. 10(n), TNP 2002 Form 10-K)
10(f)	Agreement dated March 15, 2001 between Kathleen Marion and TNMP (Ex. 10(o), TNP 2002 Form 10-K).
10(g)	Power Supply Service Agreement dated December 22, 2003 between First Choice Power, Inc and Constellation Power Source, Inc. Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to an application for confidential treatment filed with the Securities and Exchange Commission under Rule 24b-2 of the Securities Exchange Act of 1934, as amended. (Ex. 10.1, TNP 10-Q, quarter ended June 30, 2004)
10(h)	Amendment No. 1 to Power and Services Agreement dated June 1, 2004 between First Choice Power Special Purpose, L.P. and Constellation Power Services, Inc. Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to an application for confidential treatment filed with the Securities and Exchange Commission under Rule 24b-2 of the Securities Exchange Act of 1934, as amended. (Ex.10.2, TNP 10-Q, quarter ended June 30, 2004)
10(i)	Stock Purchase Agreement, dated as of July 24, 2004 by and between PNM Resources, Inc. and SW Acquisition, L.P. (Ex. 2, Form 8-K filed July 28, 2004)
14	Code of Ethics.
*21	Subsidiaries of the Registrant.
*31.1	Certification of William J. Catacosinos pursuant to Rule 13a-14(a) /Rule 15d-14(a) of the Securities Exchange Act.
*31.2	Certification of Theodore A. Babcock pursuant to Rule 13a-14(a) /Rule 15d-14(a) of the Securities Exchange Act.
*32.1	Certification of William J. Catacosinos pursuant to 18 U.S.C. §1350, adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
*32.2	Certification of Theodore A. Babcock pursuant to 18 U.S.C. §1350, adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

SUBSIDIARIES OF THE REGISTRANT

Exhibit 21

Name	State of Incorporation or Organization
TNP	
Texas-New Mexico Power Company	Texas
Facility Works, Inc.	Texas
TNP Operating Company	Texas
First Choice Power, LP	Texas
First Choice Power Special Purpose, LP	Texas
First Choice Power GP, LLC	Delaware
First Choice Special Purpose GP, LLC	Delaware
Texas Generating Company, L.P.	Texas
Texas Generating Company II, L.L.C.	Texas

Exhibit 31.1

CERTIFICATIONS

I, William J. Catacosinos, certify that:

1. I have reviewed this annual report on Form 10-K of TNP Enterprises, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986]

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and as presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the end of the period covered by this report based on such evaluation; and;

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2005

William J. Catacosinos
Chief Executive Officer

Exhibit 31.2

I, Theodore A. Babcock, certify that:

1. I have reviewed this annual report on Form 10-K of TNP Enterprises, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986]

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and as presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the end of the period covered by this report based on such evaluation; and;

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2005

Theodore A. Babcock
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of TNP Enterprises, Inc. (the Company) on Form 10-K for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, William J. Catacosinos, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company

William J. Catacosinos
Chief Executive Officer
March 8, 2005

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of TNP Enterprises, Inc. (the Company) on Form 10-K for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Theodore A. Babcock, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company

Theodore A. Babcock
Chief Financial Officer
March 8, 2005

Attachment D.1

ERCOT Testing Results


ERCOT
THE TEXAS CONNECTION

July 28, 2004

Michelle Trenary
FIRST CHOICE POWER SPECIAL PURPOSE LIMITED PARTNERSHIP
4100 International Plaza
Ft. Worth, TX 76109

Dear Michelle Trenary:

On behalf of the Electric Reliability Council of Texas (ERCOT) and the Texas Test Planning Team (TTPT), we want to thank FIRST CHOICE POWER SPECIAL PURPOSE LIMITED PARTNERSHIP for participating in the ERCOT Retail Qualification Testing Process, and congratulate you on your successful qualification to participate in the ERCOT electric market, pursuant to ERCOT Protocols, Section 23.

FIRST CHOICE POWER SPECIAL PURPOSE LIMITED PARTNERSHIP (DUNS number 008613791) and CERTAIN ENERGY (DUNS number 0086137911100) has successfully followed and completed the Retail Market retesting requirements as defined in the Texas Market Test Plan and qualified for the ERCOT EDI Interface(s) and ERCOT Market Portal with ERCOT and with the following Transmission and Distribution Service Provider (TDSP) trading partners in the Flight 0504 TX SET V2.0 business rules.

FIRST CHOICE POWER SPECIAL PURPOSE LIMITED PARTNERSHIP
- 008613791
CERTAIN ENERGY - 0086137911100

Trading Partners:

AEP TEXAS CENTRAL COMPANY	007924772
AEP TEXAS NORTH COMPANY	007923311
SWEPCO ENERGY DELIVERY COMPANY	026763672
CENTERPOINT ENERGY HOUSTON ELECTRIC LLC	957877905
SHARYLAND UTILITIES LP (TDSP)	105262336
TXU ELECTRIC DELIVERY (TDSP)	1039940674000
TEXAS-NEW MEXICO POWER CO (TDSP)	007929441

Additional Business Functionality Tested:

Continuous Service Agreement (CSA)
Disconnect and Reconnect for Non-Pay
Disconnect Customers as Large and Commercial and Industrial CR

Austin
7620 Metro Center Drive

Taylor
2705 West Lake Drive

Your organization must re-qualify according to the Texas Test plan Team (TTPT) re-testing guidelines if you change the process or systems you use to interface with your trading partners.

Once again, thank you for your participation and congratulations.

Sincerely,



Raymond A. Giuliani, Jr.
Vice President and Chief of Market Operations
ERCOT

CC: TDSPs

Attachment D.2

Active Status Verification
from Texas Secretary of State

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697



Roger Williams
Secretary of State

Office of the Secretary of State

The undersigned, as Secretary of State of Texas, does hereby certify that the document, Articles of Conversion for First Choice Power Special Purpose, L.P. (filing number: 800319248), a Domestic Limited Partnership (LP), was filed in this office on March 19, 2004.

It is further certified that the entity status in Texas is active.

In testimony whereof, I have hereunto signed my name officially and caused to be impressed hereon the Seal of State at my office in Austin, Texas on April 26, 2005.



Roger Williams
Secretary of State

Attachment E.5

Electronic Data Only

Response to Part E., question 5

See CD-ROM attached to original filing only

E1_Annual_rpt_zip_summary.csv
E3_Annual_report_deposit_amt.csv
E4_Annual_report_deposit_cnt.csv
E5_complaints.csv


First Choice Power Special Purpose, L.P.
Certificate No. 10008
Docket No. 25721
Response to Part E, question 5
2004 Reporting Period